Exhibit 2.1

PURCHASE AND SALE AGREEMENT

BY AND AMONG

ROCKIES RESOURCES HOLDINGS LLC AND Rockies Resources Agent Corp.,
as agent for Rockies Resources Holdings LLC,

AS SELLERS,

AND

SandRidge Exploration and Production, LLC,

AS PURCHASER

EFFECTIVE TIME: MAY 1, 2026

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APPENDICES:

Appendix A	-	Definitions

EXHIBITS:

Exhibit A-1(a)	-	Leases
Exhibit A-1(b)	-	Drilling Spacing Units (and Allocated Values thereof)
Exhibit A-2	-	Operated Wells (and Allocated Values thereof)
Exhibit A-3	-	Non-Operated Wells (and Allocated Values thereof)
Exhibit A-4	-	Partially Assigned Leases
Exhibit A-5	-	Partially Assigned Contracts
Exhibit A-6	-	Surface Agreements
Exhibit A-7	-	Permits
Exhibit A-8	-	Excluded Assets
Exhibit B	-	Form of Conveyance
Exhibit C	-	Form of Parent Guaranty

SCHEDULES:

Schedule 2.4(a)(i)		Pre-Execution Date Property Costs
Schedule 3.4(a)(iii)	-	Prepaid Property Costs
Schedule 3.4(a)(vj)	-	Imbalance Procedures
Schedule 5.1	-	Disclosed Environmental Conditions
Schedule 6.5	-	Litigation
Schedule 6.7	-	Capital Commitments
Schedule 6.8	-	Compliance with Laws
Schedule 6.9	-	Material Contracts
Schedule 6.10	-	Required Consents and Preferential Purchase Rights
Schedule 6.11	-	Imbalances
Schedule 6.14	-	Insurance
Schedule 6.15	-	Credit Support
Schedule 6.16	-	Royalties and Working Interest Payments
Schedule 6.17	-	Leases
Schedule 6.18	-	Surface Waiver
Schedule 6.19	-	Drilling Obligations
Schedule 6.21	-	Suspense Funds
Schedule 6.22	-	Payout and Non-Consent Operations
Schedule 6.23	-	Wells
Schedule 6.24	-	Permits
Schedule 6.26	-	Lease Operating Statements
Schedule 6.29	-	Environmental Matters
Schedule 8.1	-	Insurance Required for Access to Properties
Schedule 8.7	-	Replacement Bonds
Schedule 8.14(a)		Restricted Persons
Schedule 14.4(a)	-	Seller Knowledge Individuals
Schedule 14.4(b)	-	Purchaser Knowledge Individuals

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PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this “Agreement”) is dated as of June 26, 2026 (the “Execution Date”), by and between Rockies Resources Holdings LLC, a Delaware limited liability company, and Rockies Resources Agent Corp., as agent for Rockies Resources Holdings LLC, a Delaware corporation (each of the foregoing, a “Seller” and collectively, the “Sellers”), and SandRidge Exploration and Production, LLC, a Delaware limited liability company (“Purchaser”). Sellers and Purchaser are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS:

WHEREAS Sellers desire to sell and convey, and Purchaser desires to purchase and pay for, the Assets (as defined below) in accordance with the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound by the terms hereof, agree as follows:

Article 1
DEFINITIONS AND INTERPRETATION

Section 1.1 Defined Terms. In addition to the terms defined in the preamble and for purposes hereof, capitalized terms used herein and not otherwise defined shall have the meanings set forth in Appendix A.

Article 2
PURCHASE AND SALE

Section 2.1 Purchase and Sale. At the Closing, upon the terms and subject to the conditions of this Agreement, Sellers shall sell, convey, assign, transfer and deliver the Assets to Purchaser and Purchaser shall purchase, acquire, accept and pay for the Assets and shall assume the Assumed Purchaser Obligations.

Section 2.2 Assets. As used herein, the term “Assets” means, subject to the terms and conditions of this Agreement, all of Sellers’ right, title and interest, whether real or personal, recorded or unrecorded, tangible or intangible, vested, contingent or reversionary, in and to the following (but excepting and excluding, in all such instances, the Excluded Assets):

(a) all oil, gas and mineral leases and subleases, lessor royalties, overriding royalty interest, non-participating royalty interests, production payments, net profits interests, carried interests and reversionary interests within the Sale Area, including those identified on Exhibit A-1, together with all amendments, renewals, extensions, or ratifications thereof (collectively, the “Leases”), together with all similar rights in and to the lands covered by the Leases and any acreage pooled, communitized or unitized therewith (the “Lands”);

(b) all pooled, communitized or unitized acreage which includes all or a part of any Lease (the “Units”), and all tenements, hereditaments and appurtenances belonging to the Leases and Units;

(c) the oil and gas wells identified on Exhibit A-2 (the “Operated Wells”);

(d) the oil and gas wells identified on Exhibit A-3 (the “Non-Operated Wells”) and the oil and gas leases listed on Exhibit A-4 INSOFAR AND ONLY INSOFAR as such leases are necessary to produce Hydrocarbons from and participate in current and future operations in the Non-Operated Wells (collectively, the “Partially Assigned Leases” and collectively with the Leases, Non-Operated Wells, Operated Wells, Lands, Equipment and Units, the “Properties”);

(e) all flowlines, pipelines and appurtenances thereto to the extent located on the Properties and used, or held for use, in connection with the Operated Wells (the “Pipelines”);

(f) all contracts, agreements and instruments to the extent applicable to the Properties or the production of Hydrocarbons from the Properties, including operating agreements, unitization, pooling and communitization agreements, production sharing agreements, declarations and orders, area of mutual interest agreements, joint venture agreements, farmin and farmout agreements, participation agreements, exchange agreements, joint development agreements, storage agreements, crossing agreements, net profits agreements, confidentiality agreements, production farmout agreements, conveyances, agreements for the sale and purchase of Hydrocarbons and gathering, processing storage, and transportation agreements (collectively, the “Applicable Contracts”), including the Material Contracts set forth on Schedule 6.9, but exclusive of any master service agreements (other than any master vehicle lease), the Partially Assigned Contracts and Contracts to the extent relating to the Excluded Assets;

(g) the Contracts set forth on Exhibit A-5 to the extent and only to the extent necessary to own and operate the Assets (the “Partially Assigned Contracts”);

(h) all easements, licenses, servitudes, rights-of-way, surface leases and other surface rights to the extent appurtenant to and used or held for use, in connection with the Properties, including those identified on Exhibit A-6 (the “Surface Agreements”);

(i) all personal property, equipment, infrastructure, machinery, tools, fixtures and owned rolling stock, including, but not limited to (i)  trailers, rolling test equipment, rolling machinery and other portable wheeled equipment, and other tangible personal property and improvements and (ii) manifolds, well equipment, casing, tubing, pumps, motors, fixtures, machinery, compression equipment, processing and separation facilities, pads, materials, SCADA equipment and transmitters, telecommunications equipment and towers, field radio telemetry and associated frequencies, pressure transmitters and central processing equipment, in each case, to the extent that it is located on or used or held for use in connection with the ownership or operation of the Properties (along with the Pipelines, the “Equipment”);

(j) all Hydrocarbons (or proceeds from the sale of Hydrocarbons) produced from or attributable to the Properties to the extent such Hydrocarbons (i) were produced on and after the Effective Time, or (ii) were in storage or constituting line fill or were in pipelines or in tanks, in each case, as of the Effective Time, and any unsold inventory of Hydrocarbons produced from or attributable to the Properties as of the Effective Time, and, to the extent the Unadjusted Purchase Price is adjusted pursuant to Section 3.4, all Imbalances relating to the Assets regardless of the time of occurrence;

(k) the Records;

(l) to the extent assignable, all permits, approvals, or authorizations by, or filings with, any Governmental Body to the extent relating to the ownership or operation of, or used in connection with the other Assets (the “Permits”), including the permits described on Exhibit A-7;

(m) to the extent assignable, all rights, claims, indemnities, liens, warranties and causes of action of Sellers that may be asserted against Third Parties arising under or with respect to any Asset to the extent, and only to the extent, that such rights, claims or causes of action are associated with the Assets on and after the Effective Time or that relate to the Assumed Purchaser Obligations (“Incidental Rights”);

(n) all AFEs relating to the Assets; and

(o) all trade credits, accounts receivable, take-or-pay amounts receivable, and other receivables attributable to the Assets with respect to any period of time on and after the Effective Time or attributable to the Assumed Purchaser Obligations or the rights described in Section 2.2(m).

Section 2.3 Excluded Assets. Notwithstanding anything to the contrary, the Assets shall not include, and there is excepted, reserved and excluded from this transaction, the Excluded Assets.

Section 2.4 Effective Time; Proration of Costs and Revenues.

(a) If the Closing occurs, Purchaser shall be entitled to (without duplication of any amounts paid pursuant to Section 3.4 or otherwise) (i) all production of Hydrocarbons from or attributable to the Leases, Units and Wells on and after May 1, 2026 (the “Effective Time”), and all products and proceeds attributable thereto, and (ii) all other income, proceeds, receipts and credits earned with respect to the Assets on and after the Effective Time or the proceeds of Incidental Rights, and Purchaser shall be responsible for, and entitled to any refunds with respect to, all Property Costs incurred on and after the Effective Time or that are included in the Assumed Purchaser Obligations.

(b) If the Closing occurs, Sellers shall be entitled to (without duplication of any amounts paid pursuant to Section 3.4 or otherwise) (i) all production of Hydrocarbons from or attributable to the Leases, Units and Wells prior to the Effective Time and all products and proceeds attributable thereto, and (ii) all other income, proceeds, receipts and credits earned with respect to the Assets prior to the Effective Time (except insofar as included in Incidental Rights), and Sellers shall be responsible for, and entitled to any refunds with respect to all Property Costs incurred prior to the Effective Time.

(c) With respect to Third Party Property Costs attributable to periods prior to the Effective Time that are actually paid by Sellers, regardless of whether such Third Party Property Costs were paid before, on or after the Effective Time, Sellers shall be entitled to (without duplication of any amounts paid pursuant to Section 3.4 or otherwise) retain all proceeds of cash calls, billings and other funds received as reimbursement in respect of such Third Party Property Costs (i) during the period prior to the Effective Time and (ii) during the period on and after the Effective Time to the extent such reimbursements have been received prior to the date the Final Settlement Statement is prepared pursuant to Section 10.4(b). With respect to Third Party Property Costs attributable to the period on and after the Effective Time that are actually paid by Sellers that remain unreimbursed as of the date the Final Settlement Statement is prepared pursuant to Section 10.4(b), regardless of whether such Third Party Property Costs were paid before, on or after the Effective Time, Purchaser shall pay to Sellers an amount equal to the amount of all such unreimbursed Third Party Property Costs and Purchaser shall be entitled to all receivables with respect thereto and all proceeds of cash calls, billings and other funds received as reimbursement in respect thereof. Sellers shall pay to the appropriate Third Party all Third Party Property Costs to the extent that Sellers have been reimbursed for such Third Party Property Costs. As part of the Final Settlement Statement, Sellers shall provide reasonable supporting documentation in respect of such unreimbursed Third Party Property Costs attributable to operations conducted during any period on or after the Effective Time and provide further information regarding the payment to be made by Purchaser pursuant to this Section 2.4(c) in the calculation of the Final Settlement Statement.

(d) Should Purchaser receive any proceeds or other income after the Closing and prior to the Cut-off Date to which Sellers are entitled under Section 2.4(b), Purchaser shall promptly remit the same to Sellers. If, after the Closing and prior to the Cut-off Date, Sellers receive any proceeds or other income with respect to the Assets to which Purchaser is entitled under Section 2.4(a), Sellers shall promptly remit same to Purchaser. Each Party agrees that this Section 2.4(d) shall not be interpreted to require a Party to remit amounts to the other Party more frequently than once per calendar month.

(e) Should Purchaser pay any Property Costs after the Closing and prior to the Cut-off Date for which Sellers are responsible under Section 2.4(b), Sellers shall reimburse Purchaser promptly after receipt from Purchaser of an invoice, accompanied by copies of the relevant vendor or other invoice and proof of payment, with respect to such Property Costs. Should Sellers pay any Property Costs after the Closing and prior to the Cut-off Date for which Purchaser is responsible under Section 2.4(a), Purchaser shall reimburse Sellers promptly after receipt from Sellers of an invoice, accompanied by copies of the relevant vendor or other invoice and proof of payment, with respect to such Property Costs. Each Party agrees that this Section 2.4(e) shall not be interpreted to require a Party to remit amounts to the other Party more frequently than once per calendar month or otherwise after the Cut-off Date.

(f) Right-of-way fees, insurance premiums (if any) and other Property Costs that are paid periodically shall be prorated based on the number of days in the applicable period falling before and the number of days in the applicable period falling on or after the Effective Time. Property Taxes shall be prorated as set forth in Section 13.1. In each case, Purchaser shall be responsible for the portion allocated to the period on and after the Effective Time, and Sellers shall be responsible for the portion allocated to the period before the Effective Time.

Section 2.5 Procedures.

(a) For purposes of allocating production and accounts receivable with respect thereto under Section 2.4, gaseous Hydrocarbons shall be deemed to be “from or attributable to” the Properties when they pass through the delivery point sales meters on the pipelines through which they are transported (or whichever meter is closest to the well). The Parties shall utilize reasonable interpolative procedures to arrive at an allocation of production when exact meter readings or gauging and strapping data is not available. The terms “earned” and “incurred” shall be interpreted in accordance with GAAP, and Council of Petroleum Accountants Society 2005 Accounting Procedures as interpreted by the Council of Petroleum Accountants Societies of North America under MFI-51 2005 COPAS Accounting Procedure (“COPAS”) standards, and expenditures which are incurred pursuant to an operating agreement, unit agreement or similar agreement shall be deemed incurred when expended by the operator of the applicable Property.

(b) After Closing, Purchaser shall handle all audits of Property Costs by Third Parties who are joint interest owners to the extent such audits relate to periods on and after the Effective Time. Each Party shall provide the other Party with a copy of all applicable audit reports and written audit agreements received by such Party or its Affiliates and relating to periods for which any such Party is partially responsible.

Section 2.6 Withholding Rights. Purchaser and its Affiliates shall be entitled to deduct and withhold from any amounts otherwise payable or deliverable pursuant to this Agreement such amounts as Purchaser reasonably determines may be required to be deducted or withheld therefrom under the Code, or any provision of state, local or non-U.S. Tax Law and to properly remit such amount to the appropriate Governmental Body; provided, however, Purchaser shall provide Sellers with written notice of its intent to deduct or withhold any such amounts prior to the Closing Date, except that Purchaser shall not be required to provide such written notice if Sellers fail to deliver to Purchaser the required deliverables pursuant to Section 10.2(c) and Section 10.2(d). The Parties shall cooperate and use commercially reasonable efforts to mitigate or eliminate any such withholding requirement to the maximum extent permitted by applicable Law. Subject to the foregoing, any amounts withheld pursuant to this Section 2.6 and properly and timely remitted to the appropriate Governmental Body in accordance with applicable Law shall be treated for all purposes as having been paid to Sellers.

Article 3
PURCHASE PRICE

Section 3.1 Unadjusted Purchase Price.

(a) The purchase price for the Assets shall be Sixty-Five Million ($65,000,000) (the “Unadjusted Purchase Price”), which shall be adjusted as provided in Section 3.4, and which shall be allocated among the Wells and Leases as described in Section 3.3:

(b) Earn-Out.

(i) If the Closing occurs, Purchaser shall pay to Sellers the following contingent purchase price payments, if earned pursuant to this Section 3.1(b) (each, an “Earn-Out Amount” and, collectively, the “Earn-Out Amounts”):

(A) Two Million Dollars ($2,000,000) if the Average WTI Price for the period beginning on July 1, 2026 and ending on December 31, 2026 equals or exceeds Eighty-Five Dollars ($85.00) per bbl;

(B) Two Million Dollars ($2,000,000) if the Average WTI Price for the period beginning on January 1, 2027 and ending on June 30, 2027 equals or exceeds Eighty Dollars ($80.00) per bbl; and

(C) Two Million Dollars ($2,000,000) if the Average WTI Price for the period beginning on July 1, 2027 and ending on December 31, 2027 equals or exceeds Seventy-Five Dollars ($75.00) per bbl.

(ii) For purposes of this Section 3.1(b):

(A) “Average WTI Price” means, with respect to any period, the arithmetic average of the WTI Prices for each Trading Day during such period.

(B) “Trading Day” means any day on which a WTI Price is published by the applicable reporting service.

(C) “WTI Price” means, for any Trading Day, the daily spot price for West Texas Intermediate crude oil at Cushing, Oklahoma, expressed in Dollars per bbl, as published by the U.S. Energy Information Administration under the series “Cushing, OK WTI Spot Price FOB”; provided, that if such price is no longer published or is not available for any Trading Day, then the WTI Price for such Trading Day shall be determined using the most nearly comparable successor or replacement price quotation for West Texas Intermediate crude oil at Cushing, Oklahoma, as reasonably determined by Sellers and Purchaser.

(iii) Within five Business Days after the WTI Price for the last Trading Day in each applicable period described in Section 3.1(b)(i)(A) or Section 3.1(b)(i)(C) has been published, Purchaser shall deliver to Sellers a written statement setting forth Purchaser’s calculation of the Average WTI Price for such period and whether the applicable Earn-Out Amount has been earned. Sellers shall have five Business Days after receipt of such statement to deliver written notice to Purchaser disputing Purchaser’s calculation of the applicable Average WTI Price, together with reasonable supporting detail for such dispute. If Sellers do not timely deliver any such written notice, Purchaser’s calculation shall be final and binding on the Parties. If Sellers timely deliver such written notice and the Parties are unable to resolve such dispute within five Business Days thereafter, then either Party may refer the disputed matter to the Independent Accountant for final determination in accordance with the procedures set forth in Section 10.4(c), mutatis mutandis.

(iv) Purchaser shall pay each Earn-Out Amount earned pursuant to this Section 3.1(b) within ten Business Days after the final determination of the Average WTI Price for the applicable period, by wire transfer of immediately available funds to the account designated by Sellers in writing to Purchaser. Purchaser shall not be entitled to withhold, set off or otherwise reduce any Earn-Out Amount except to the extent required by applicable Law.

(v) For the avoidance of doubt, (A) the Earn-Out Amounts shall be in addition to, and not included in, the Unadjusted Purchase Price, the Adjusted Purchase Price, the Closing Payment or the Deposit, (B) no Earn-Out Amount shall be taken into account for purposes of determining the Defect Threshold, the Aggregate Defect Deductible or any other threshold, deductible, cap or limitation set forth in this Agreement, and (C) the obligation of Purchaser to pay any Earn-Out Amount earned pursuant to this Section 3.1(b) shall survive the Closing until fully performed.

(vi) The Parties agree that any Earn-Out Amount paid pursuant to this Section 3.1(b) shall be treated for U.S. federal and applicable state income Tax purposes as an adjustment to the Adjusted Purchase Price unless otherwise required by applicable Laws.

Section 3.2 Deposit. Within five (5) Business Days after the execution of this Agreement, Purchaser will deposit with the Escrow Agent an amount equal to seven and one-half percent (7.5%) of the Unadjusted Purchase Price, being an earnest money deposit amount equal to Four Million Eight Hundred Seventy-Five Thousand Dollars ($4,875,000) (inclusive of interest thereon, the “Deposit”) via wire transfer of immediately available funds to the account or accounts designated in the Escrow Agreement, such Deposit to be held in escrow by the Escrow Agent in accordance with the terms of the Escrow Agreement. The Deposit shall be applied against the Unadjusted Purchase Price at the Closing or be distributed in accordance with the terms of Section 11.3, as applicable.

Section 3.3 Allocation of Unadjusted Purchase Price. The “Allocated Value” for each Drilling Spacing Unit listed on Exhibit A-1(b), and each Well listed on Exhibit A˗2 or Exhibit A-3, in each case as to the Cherokee Formation (each, an “Allocated Asset”) equals the portion of the Unadjusted Purchase Price allocated to such Allocated Asset on Exhibit A-1(b), Exhibit A-2 or Exhibit A-3, as applicable. Notwithstanding anything to the contrary in this Agreement, the Parties have accepted such Allocated Values for purposes of this Agreement and the transactions contemplated hereby but Sellers make no representation or warranty as to the accuracy of such Allocated Values.

Section 3.4 Adjustments to Unadjusted Purchase Price. All adjustments to the Unadjusted Purchase Price shall be made (x) without duplication (in this Agreement or otherwise), (y) in accordance with the terms of this Agreement and, to the extent not inconsistent with this Agreement, in accordance with GAAP and COPAS as consistently applied in the oil and gas industry, and (z) only with respect to matters, (A) in the case of Section 3.4(b)(iii), for which valid notice is given on or before the Defect Claim Date and (B) in all of the other cases set forth in Section 3.4(a) or Section 3.4(b), identified on or before the Final Settlement Date. Without limiting the foregoing, the Unadjusted Purchase Price shall be adjusted as follows, resulting in the “Adjusted Purchase Price”:

(a) The Unadjusted Purchase Price shall be adjusted upward by the following amounts:

(i) an amount equal to all Property Costs attributable to the ownership and operation of the Assets or the production of Hydrocarbons therefrom, in each case (x) to the extent incurred on and after the Effective Time but paid by Sellers, as is consistent with Section 2.4(a) and Section 2.4(b), or (y) as otherwise set forth on Schedule 2.4(a)(i), but excluding any amounts previously reimbursed to Sellers by Purchaser pursuant to Section 2.4(e);

(ii) an amount equal to all proceeds to which Sellers are entitled pursuant to Section 2.4(b) to the extent that such proceeds have been received by Purchaser and not remitted or paid to Sellers;

(iii) an amount equal to all prepaid Property Costs attributable to the ownership or operation of the Assets or the production of Hydrocarbons therefrom on and after the Effective Time, including pre-paid bonuses, rentals, cash calls and advances to Third Party operators, including without limitation for costs that are set forth on Schedule 3.4(a)(iii), in each case to the extent paid by Sellers to any Third Party;

(iv) an operating fee of Ten Thousand Two Hundred Fifty Dollars ($10,250) per month for each month (and prorated for any partial month) between the Effective Time and Closing, which is intended to recover Sellers’ overhead and costs borne by Sellers for support staff and personnel in connection with the Wells operated by Sellers (which operating fee shall be in addition to Property Costs);

(v) an amount equal to $320,046.88, representing 3190.26 bbls of Hydrocarbons in stock tanks or other storage above the pipeline sales connection as of the Effective Time (and Sellers shall handle payment and be responsible for any Third Party Royalties, severance Taxes or any other post production costs and expenses attributable thereto);

(vi) to the extent that Sellers are underdelivered or underproduced with respect to any Imbalances payable to Sellers to the extent attributable to periods prior to the Effective Time, based on the applicable Settlement Price and in accordance with the procedures set forth on Schedule 3.4(a)(vi);

(vii) any other amount provided for elsewhere in this Agreement or otherwise agreed upon in writing by the Parties as an upward adjustment to the Unadjusted Purchase Price; and

(viii) an amount equal to all Taxes that Purchaser is responsible for pursuant to Section 13.1 that are paid or otherwise economically borne by Sellers.

(b) The Unadjusted Purchase Price shall be adjusted downward by the following amounts:

(i) an amount equal to all Property Costs attributable to the ownership and operation of the Assets or the production of Hydrocarbons therefrom that are incurred prior to the Effective Time but paid by Purchaser, as is consistent with Section 2.4(a) and Section 2.4(b), but excluding any amounts previously reimbursed to Purchaser by Sellers pursuant to Section 3.4(a)(i)(y) or Section 2.4(e);

(ii) an amount equal to all proceeds to which Purchaser is entitled pursuant to Section 2.4(a), to the extent that such amounts have been received by Sellers and not remitted or paid to Purchaser;

(iii) any (A) undisputed (or determined by the Title Expert) Title Defect Amounts for Title Defects determined pursuant to Section 4.2 (as offset by undisputed (or determined by the Title Expert) Title Benefit Amounts for Title Benefits determined pursuant to Section 4.3, and subject to the limitations set forth in Section 4.5(b)), plus (B) undisputed (or determined by the Environmental Expert) Remediation Amounts for any Adverse Environmental Conditions determined pursuant to Section 5.1 (subject to the limitations in Section 5.3(b));

(iv) the amount of (A) any reduction in value of the Assets caused by Casualty Losses, as set forth in Section 4.7(a), or (B) the Allocated Value for any portion of the Assets taken in condemnation or under right of eminent domain, as set forth in Section 4.7(b);

(v) an amount equal to the Allocated Value of any Allocated Assets, if any, excluded from this transaction pursuant to Section 5.1(b);

(vi) to the extent that Sellers are overdelivered or overproduced with respect to any Imbalances payable to Sellers, based on the applicable Settlement Price and in accordance with the procedures set forth on Schedule 3.4(a)(vi);

(vii) an amount equal to any Third Party Property Costs attributable to operations conducted on and after the Effective Time for which Sellers have been reimbursed but that have not been paid by Sellers as of the date the Final Settlement Statement is prepared in accordance with Section 10.4(b);

(viii) any other amount provided for elsewhere in this Agreement or otherwise agreed upon in writing by the Parties as a downward adjustment to the Unadjusted Purchase Price; and

(ix) an amount equal to all Taxes that Sellers are responsible for pursuant to Section 13.1 that are paid or otherwise economically borne by Purchaser.

Notwithstanding any provision contained herein, (X) the dry hole costs for the Patsy 1523 1-17H well that were incurred by Sellers in the amount of $153,731.85 shall be borne by Sellers and shall not be reimbursed by Purchaser through an upward adjustment to the Unadjusted Purchase Price or otherwise; and (Y) Sellers’ payment for its share of the AFE for the Lucas 1523 1-20H29H well and the Patsy 1523 1-17H well (other than the dry hole costs for the Patsy 1523 1-17H well described in subparagraph (X)) shall be the responsibility of Purchaser, and Sellers shall be reimbursed for such amount through an upward adjustment to the Unadjusted Purchase Price hereunder.

Article 4
TITLE MATTERS; CONSENTS

Section 4.1 Special Warranty of Title. In the Conveyance executed at Closing, Sellers shall warrant Defensible Title to the Allocated Assets by, through or under Sellers but not otherwise (such warranty, the “Special Warranty of Title”). Except for the Special Warranty of Title in the Conveyance, Sellers make no, and expressly disclaim any, warranty or representation, express, implied, statutory or otherwise, with respect to Sellers’ title to any of the Assets and Purchaser hereby acknowledges and agrees that, subject to Section 4.5, Purchaser’s sole remedy for any defect of title, with respect to any of the Assets, (a) on or before the Defect Claim Date, shall be asserted as a Title Defect pursuant to Section 4.2 and (b) from and after the Defect Claim Date (without duplication), shall be made under the Special Warranty of Title pursuant to the Conveyance; provided, however, that Purchaser further acknowledges and agrees as follows:

(i) Purchaser shall not be entitled to protection under the Special Warranty of Title for any Title Defect reported by Purchaser prior to the Defect Claim Date; and

(ii) Purchaser shall not be entitled to duplicate recovery (A) for a Title Defect, and (B) for the Special Warranty of Title under this Article 4.

The Special Warranty of Title shall be subject to the terms and provisions of this Section 4.1. In any event, the recovery on a breach of Sellers’ Special Warranty of Title shall not exceed the Allocated Value of the affected Allocated Asset. For the avoidance of doubt, no thresholds or deductibles shall apply to recovery on a breach of Sellers’ Special Warranty of Title. After Closing, as a condition precedent to asserting any claim under the Special Warranty of Title, Purchaser shall furnish Sellers a notice satisfying the requirements of Section 4.2 setting forth the matters which Purchaser intends to assert as a breach of the Special Warranty of Title. Sellers shall have a reasonable opportunity, but not the obligation, for a period of 60 days following receipt of any such notice, to cure any breach of such Special Warranty of Title asserted by Purchaser at Sellers’ sole cost and expense. Purchaser shall reasonably cooperate with any attempt by Sellers to cure same.

Section 4.2 Title Defects.

(a) Title Defect Notice. To assert a claim of a Title Defect, Purchaser must deliver a claim notice to Sellers (each, a “Title Defect Notice”) reasonably promptly after the discovery thereof but in no event later than 5:00 p.m. Mountain Time on the Defect Claim Date; provided, however, that Purchaser shall use commercially reasonable efforts to give Sellers weekly notice of all Title Defects discovered by Purchaser during the preceding week. To be valid, each Title Defect Notice shall be in writing and shall include:

(i) a description of the alleged Title Defect that is reasonably sufficient for Sellers to determine the basis of the alleged Title Defect;

(ii) a description in general terms of the curative action that Purchaser reasonably anticipates would need to be taken in order to cure such Title Defect, if applicable;

(iii) identification of each Allocated Asset adversely affected by the Title Defect (each, a “Title Defect Property”);

(iv) the Allocated Value of each Title Defect Property;

(v) supporting documents to the extent reasonably necessary for Sellers to identify the basis of the alleged Title Defect (including copies of such title documents, if any, upon which Purchaser relies for its assertion of a Title Defect); and

(vi) the Title Defect Amount and the computations and information upon which Purchaser’s belief is based.

(b) Election of Remedies. To the extent Purchaser delivers any valid Title Defect Notices prior to the Defect Claim Date, then, subject to the Defect Threshold and Aggregate Defect Deductible, on or before 5:00 p.m. Mountain Time on the date that is five (5) Business Days after the Defect Claim Date (the “Remedy Period”), Sellers shall elect one of the following remedies for each Title Defect asserted by Purchaser in the Title Defect Notice:

(i) Sellers may elect to attempt to cure such Title Defect in accordance with Section 4.2(c); or

(ii) Sellers may notify Purchaser that Sellers do not intend to cure such Title Defect, in which case, subject to the application of the Defect Threshold and Aggregate Defect Deductible, the Unadjusted Purchase Price shall at Closing be reduced by the Title Defect Amount (as determined pursuant to Section 4.2(d) below) attributable to such Title Defect;

(iii) If the Title Defect Amount is over 50% of the Allocated Value of the Title Defect Property and Sellers have not elected to attempt to cure such Title Defect, Sellers may elect to retain the Title Defect Property (and any associated Assets to the extent reasonably necessary to own, use or operate such Title Defect Property) as an Excluded Asset, subject to Purchaser’s consent, which consent is not to be unreasonably withheld, in which case, the Unadjusted Purchase Price shall be reduced by an amount equal to the Allocated Value of the Title Defect Property so retained;

provided, further, that, in the case of Section 4.2(b)(i) or (ii), the Title Defect Properties shall be conveyed to Purchaser at the Closing in accordance with the terms of this Agreement. An election by Sellers to attempt to cure a Title Defect shall be without prejudice to its rights under Section 4.4 and shall not constitute an admission against interest or a waiver of Sellers’ rights to dispute the existence, nature or value of, or cost to cure, the alleged Title Defect or the adequacy of any Title Defect Notice or any curative action, and shall not create a covenant of Sellers to ultimately cure the asserted Title Defect.

(c) Sellers’ Election to Cure. Sellers may elect to attempt to cure such Title Defect, which curative work may extend up to sixty (60) days from and after the Closing, provided that Sellers shall convey and not retain any such Assets at Closing (the “Post-Closing Cure Period”). If Sellers elect to cure and:

(i) actually cures the Title Defect prior to the Closing, then the Asset(s) affected by such Title Defect shall be conveyed to Purchaser at the Closing, and no adjustment will be made to the Unadjusted Purchase Price for such Title Defect; or

(ii) does not cure the Title Defect prior to the Closing, then subject to Section 4.4, (A) Sellers shall convey the affected Asset to Purchaser at Closing; (B) at Closing, Purchaser shall deposit the uncured amount of such Title Defect Amount (after taking into account, in each case, the Defect Threshold and Aggregate Defect Deductible), into the defect escrow account established pursuant to the Escrow Agreement and the Unadjusted Purchase Price shall be reduced by such amount (the “Defect Escrow Account”) pending final cure or resolution of such Title Defect; and (C) within two Business Days following (x) final cure of such Title Defect or (y) the expiration of the Post-Closing Cure Period, Sellers and Purchaser shall execute and deliver a joint written instruction to the Escrow Agent to release the Title Defect Amount (or portion thereof) attributable to any cure or partial cure of such Title Defect to Sellers, and the remaining amount of such Title Defect Amount (if any) to Purchaser, as applicable; provided, however, as an alternative remedy and if and only if Purchaser agrees in its sole discretion, Sellers shall convey the affected Asset to Purchaser at Closing and indemnify Purchaser against all Damages resulting from such Title Defect with respect to such Title Defect Property pursuant to an indemnity agreement prepared by Sellers in a form and substance reasonably acceptable to Purchaser.

(d) Title Defect Amount. The “Title Defect Amount” resulting from a Title Defect shall be the amount by which the Allocated Value of the adversely affected Title Defect Property is reduced as a result of the existence of such Title Defect and shall be determined in accordance with the following:

(i) if Purchaser and Sellers agree on the Title Defect Amount, that amount shall be the Title Defect Amount;

(ii) if the Title Defect is a Lien, encumbrance or other charge that is undisputed and liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to remove the Title Defect from Sellers’ interest in the affected Title Defect Property;

(iii) if the Title Defect reflects a discrepancy between (A) Sellers’ actual Net Mineral Acres for the affected Title Defect Property and (B) the Net Mineral Acres stated in Exhibit A-1(b) for such Title Defect Property, then the Title Defect Amount shall be an amount equal to the product of the Allocated Value of such Title Defect Property multiplied by a fraction, the numerator of which is the amount of the Net Mineral Acre decrease and the denominator of which is the Net Mineral Acres stated in Exhibit A-1(b) for such Title Defect Property;

(iv) if the Title Defect reflects a discrepancy between (A) Sellers’ actual Net Revenue Interest for the affected Title Defect Property and (B) the Net Revenue Interest stated in Exhibit A-1(b), Exhibit A-2 or Exhibit A-3, as applicable, for such Title Defect Property, and Sellers’ actual Working Interest (or Net Mineral Acres, as applicable) in the affected Title Defect Property is reduced proportionately, then the Title Defect Amount shall be an amount equal to the product of the Allocated Value of such Title Defect Property multiplied by a fraction, the numerator of which is the amount of the Net Revenue Interest decrease and the denominator of which is the Net Revenue Interest stated in Exhibit A-1(b), Exhibit A-2 or Exhibit A-3, as applicable, for such Title Defect Property;

(v) if the Title Defect results from Sellers having a greater Working Interest in the Title Defect Property than the Working Interest stated in Exhibit A-2 or Exhibit A-3, as applicable, without a corresponding increase in the Net Revenue Interest stated in Exhibit A-2 or Exhibit A-3, as applicable, for such Title Defect Property, then the Title Defect Amount shall be an amount equal to the product of the Allocated Value of such Title Defect Property multiplied by a fraction, the numerator of which is the amount of the Working Interest increase and the denominator of which is the Working Interest stated in Exhibit A-2 or Exhibit A-3, as applicable, for such Title Defect Property;

(vi) if the Title Defect represents a Lien, encumbrance or similar burden upon, or an obligation or other defect in title to the Title Defect Property that is not described in clauses (i) through (v) above, the Title Defect Amount shall be determined by taking into account the Allocated Value of the Title Defect Property, the portion of the Title Defect Property adversely affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the Title Defect Property, the values placed upon the Title Defect by Purchaser and Sellers and such other factors as are necessary to make a proper evaluation;

(vii)   the Title Defect Amount with respect to a Title Defect shall be determined separately for each Title Defect Property affected thereby and without duplication of any costs or losses included in any other Title Defect Amount hereunder or of any amounts for which Purchaser otherwise receives credit in the calculation of the Adjusted Purchase Price and shall be calculated in a manner that is net to Sellers’ interest in the applicable Title Defect Property; and

(viii) notwithstanding anything to the contrary in this Article 4 or any instrument or undertaking delivered pursuant hereto, the aggregate Title Defect Amounts attributable to the effects of all Title Defects upon any Title Defect Property shall not exceed the Allocated Value of such Title Defect Property, and Purchaser shall not assert a Title Defect for an Allocated Asset that has an Allocated Value less than the Defect Threshold (subject to Section 4.5(c)).

(e) Dispute Resolution for Title Disputes. If Sellers and Purchaser cannot reach an agreement on alleged Title Defects and Title Defect Amounts by (i) the Closing Date or (ii) solely with respect to any disputes over the adequacy of Sellers’ post-Closing Date curative work, the end of the Post-Closing Cure Period, the provisions of Section 4.4 shall apply.

Section 4.3 Title Benefits.

(a) Sellers have the right, but not the obligation, to deliver a claim notice to Purchaser on or before the Defect Claim Date with respect to each Title Benefit discovered by Sellers (such notice, a “Title Benefit Notice”). To be valid, each Title Benefit Notice shall be in writing and shall include: (i) a description of the alleged Title Benefit that is reasonably sufficient for Purchaser to determine the basis of the alleged Title Benefit, (ii) identification of each Asset affected by the Title Benefit (each, a “Title Benefit Property”), (iii) the Allocated Value of each Title Benefit Property, (iv) supporting documents available to Sellers, to the extent reasonably necessary for Purchaser to identify the basis of the alleged Title Benefit (including copies of such title documents, if any, upon which Sellers rely for their assertion of a Title Benefit) and (v) the amount by which Sellers reasonably believe the Allocated Value of each Title Benefit Property is increased by the alleged Title Benefit and the computations and information upon which Sellers’ belief is based. Notwithstanding any other provision of this Agreement to the contrary, Sellers shall be deemed to have waived their right to assert any Title Benefits for which a Title Benefit Notice has not been delivered on or before the Defect Claim Date, unless notified of the same by Purchaser pursuant to Section 4.3(b).

(b) Purchaser shall deliver to Sellers a Title Benefit Notice notifying Sellers of any Title Benefit it discovers on or before the Defect Claim Date.

(c) Any Title Benefits shall be aggregated and applied solely as an offset against any reduction to the Unadjusted Purchase Price pursuant to Section 4.2 or Section 4.4 for Title Defects, in an amount equal to the aggregate Title Benefit Amount for all such Title Benefits, if any, pursuant to Section 4.3(d). For the avoidance of doubt, no thresholds or deductibles shall apply to Title Benefits and no Title Benefit shall serve to be an increase to the Unadjusted Purchase Price except as such an offset.

(d) The “Title Benefit Amount” for any Title Benefit shall be calculated as follows:

(i) if Purchaser and Sellers agree on the Title Benefit Amount, that amount shall be the Title Benefit Amount;

(ii) if the Title Benefit results from Sellers owning more Net Mineral Acres than shown on Exhibit A-1(b), then the Title Benefit Amount shall be an amount equal to the product of the Allocated Value of the Title Benefit Property multiplied by a fraction, the numerator of which is the amount of the Net Mineral Acre increase and the denominator of which is the Net Mineral Acres stated in Exhibit A-1(b);

(iii) if the Title Benefit results from Sellers having a smaller Working Interest than the Working Interest stated in Exhibit A-2 or Exhibit A-3, as applicable, without a corresponding decrease in the Net Revenue Interest stated in Exhibit A-2 or Exhibit A-3, then the Title Benefit Amount shall be an amount equal to the product of the Allocated Value of such Title Benefit Property multiplied by a fraction, the numerator of which is the amount of the Working Interest decrease and the denominator of which is the Working Interest stated in Exhibit A-2 or Exhibit A-3, as applicable, for such Title Benefit Property; and

(iv) if the Title Benefit results from Sellers owning a higher Net Revenue Interest than shown on Exhibit A-1(b), Exhibit A-2 or Exhibit A-3, then the Title Benefit Amount shall be an amount equal to the product of the Allocated Value of the Title Benefit Property multiplied by a fraction, the numerator of which is the Net Revenue Interest increase of such Title Benefit Property and the denominator of which is the Net Revenue Interest stated in Exhibit A-1(b), Exhibit A-2 or Exhibit A-3, as applicable, for such Title Benefit Property.

(e) If Sellers and Purchaser cannot reach an agreement on alleged Title Benefits and Title Benefit Amounts by the Closing, the provisions of Section 4.4 shall apply.

Section 4.4 Title Disputes.

(a) Sellers and Purchaser shall attempt to agree on all asserted Title Defects/Title Benefits and Title Defect Amounts/Title Benefit Amounts prior to the Closing Date. If, by (i) the Closing Date or (ii) solely with respect to any disputes over the adequacy of Sellers’ post-Closing Date curative work, the end of the Post-Closing Cure Period, Sellers and Purchaser are unable to agree on an alleged Title Defect/Title Benefit or Title Defect Amount/Title Benefit Amount, including the adequacy of any curative actions with respect thereto (the “Disputed Title Matters”) such disputes, and only such disputes, shall be exclusively and finally resolved in accordance with the following provisions of this Section 4.4. Subject to Sellers’ express rights hereunder to elect to cure Title Defects pursuant to Section 4.2(b)(i), any Title Defect Property subject to a Disputed Title Matter as of the Closing Date shall be conveyed to Purchaser at the Closing, Purchaser shall deposit with the Escrow Agent into the Defect Escrow Account an amount equal to the Title Defect Amount set forth in the applicable Title Defect Notice for such Disputed Title Matter, after taking into account the Defect Threshold and the Aggregate Defect Deductible in accordance with Section 4.5 (the “Disputed Title Amount”), pending final resolution of such Disputed Title Matter. Any adjustments to the Unadjusted Purchase Price resulting from the expert determination shall be effected through the release of the applicable Disputed Title Amount from the Defect Escrow Account and, to the extent necessary, reflected in the Final Settlement Statement pursuant to Section 10.4. Any initiation of an expert determination of any Disputed Title Matter shall be in accordance only with the following subsections (b) through (j).

(b) Representatives of Sellers and Purchaser knowledgeable in title matters shall meet during the period from the Defect Claim Date through Closing and, if applicable, during the Post-Closing Cure Period, to attempt to resolve any Disputed Title Matters. If the Parties are unable to resolve any Disputed Title Matter, either Party may, at any time prior to the final resolution of such Disputed Title Matter under this Agreement, submit such Disputed Title Matter for expert determination pursuant to this Section 4.4 by written notice to the other Party, together with all supporting documentation of such Disputed Title Matter.

(c) By not later than seven (7) Business Days after a Party’s receipt of a written description of any Disputed Title Matters, such Party shall provide to the initiating Party a written response setting forth its position with respect to such Disputed Title Matters, together with all supporting documentation.

(d) On or before the Expert Selection Deadline, the Parties shall mutually agree upon a title expert for the Disputed Title Matters (the “Title Expert”). The Title Expert shall be an attorney with at least fifteen (15) years of experience examining Oklahoma oil and gas title, shall be a neutral party who has not been an officer, director or employee of, or performed material work for, any Party or any of its Affiliates within the previous five (5) years, and shall agree in writing to keep strictly confidential the existence and specifics of the dispute and all confidential or proprietary information and Records reviewed by the Title Expert in connection with such dispute. The Title Expert, and his or her law firm, shall not have represented any Party or any of its Affiliates within the previous five (5) years. If no such agreement is reached on the selection of the Title Expert on or before the Expert Selection Deadline, then on such date the Parties shall request that the Oklahoma City, Oklahoma office of the American Arbitration Association select a title expert from a list of three (3) acceptable individuals provided by each of the Parties (but only to the extent such listed title experts satisfy the conditions and qualifications set forth herein) and the Title Expert shall be engaged by the parties within five (5) Business Days following the response.

(e) Within five (5) Business Days following the engagement of the Title Expert, the Parties shall submit to the Title Expert (i) a copy of this Agreement, (ii) the initiating Party’s written description of the Disputed Title Matters provided pursuant to Section 4.4(b), together with the supporting documents that were provided to the other Party and (iii) the other Party’s written response to the initiating Party’s written description of the Disputed Title Matters provided pursuant to Section 4.4(c), together with the supporting documents that were provided to the initiating Party. The Title Expert shall resolve the Disputed Title Matters based only on the foregoing submissions. Neither Purchaser nor Sellers shall have the right to submit any additional documentation to the Title Expert or to demand discovery on the other Party.

(f) The Title Expert, once appointed, shall have no ex parte communications with any Party concerning the determination required hereunder. All communications between any Party and the Title Expert shall be conducted in writing, with copies sent simultaneously to the other Party in the same manner, or at a meeting in Oklahoma City, Oklahoma, to which the representatives of both Parties have been invited and of which such Parties have been provided at least five (5) days’ written notice.

(g) The Parties will instruct the Title Expert to use reasonable efforts to make his or her determination by written decision within ten (10) Business Days following submission of the Disputed Title Matters to the Title Expert pursuant to Section 4.4(e), which shall be final and binding upon the Parties, without right of appeal, absent manifest error. In making the determination, the Title Expert shall be bound by the rules set forth in this Article 4. The Title Expert may consult with and engage disinterested Third Parties to advise the Title Expert but shall disclose to the Parties the identities of any such consultants. Any such consultant shall not have worked as an employee of or consultant for any Party or its Affiliates during the three (3) year period preceding the expert determination and shall not have any financial interest in the dispute. The written finding of the Title Expert will set forth the Title Expert’s finding, if applicable, as to (A) whether the subject Title Defect exists or has been cured and, subject to the following sentence, the resulting Title Defect Amount, (B) the existence of the asserted Title Benefit and, subject to the following sentence, corresponding Title Benefit Amount, (C) the deficiencies in any notice of the foregoing and the specific supplemental information that, if provided, would cause such notice to be in compliance with the terms of Section 4.2(a), and/or (D) the adequacy of any title curative action, including any such additional curative actions necessary to cure properly any asserted Title Defect, as applicable, in each case, including the Title Expert’s rationale for the determination. With respect to a Title Defect Amount or Title Benefit Amount, the Title Expert shall be limited to awarding only the final amount proposed by either Sellers or Purchaser in their respective submissions provided pursuant to Section 4.4(e). The Title Expert shall make a separate and independent determination with respect to each Disputed Title Matter submitted and shall provide a detailed written finding supporting such determination.

(h) The Title Expert shall act as an expert for the limited purpose of determining the specific disputed Title Defects or Title Benefits and shall not be empowered to award Damages, interest or penalties to any Party with respect to any matter.

(i) Each Party shall bear its own legal fees and other costs of preparing and presenting its case. Sellers shall bear one-half, and Purchaser shall bear one-half of the costs and expenses of the Title Expert, including any costs incurred by the Title Expert that are attributable to the consultation of any Third Party.

(j) With respect to any Disputed Title Matter that is a Title Defect, after the Title Expert’s determination is delivered as set forth in Section 4.4(g), then, subject to the Defect Threshold and the Aggregate Defect Deductible, any amounts determined to be owed by a Party shall be accounted for in the final determination of the Adjusted Purchase Price pursuant to Section 10.4. Within two (2) Business Days following the final resolution of any Disputed Title Matter in accordance with this Section 4.4, Sellers and Purchaser shall execute and deliver a joint written instruction to the Escrow Agent to release the applicable Disputed Title Amount to Sellers or Purchaser, as applicable, in accordance with such final resolution. Any alleged Title Defects/Title Benefits determined not to be Title Defects/Title Benefits under the decision of the Title Expert shall be final and binding as not being Title Defects/Title Benefits.

Section 4.5 Limitations on Applicability.

(a) This Article 4 and the Special Warranty of Title shall comprise, subject to the limitations set forth in this Agreement, the exclusive rights and remedies of Purchaser with respect to Title Defects.

(b) Notwithstanding anything to the contrary in this Agreement, but subject to Section 4.5(c), in no event shall there be any adjustments to the Unadjusted Purchase Price or other remedies available in respect of Title Defects under this Article 4 unless the sum of (i) all Title Defect Amounts that exceed the Defect Threshold are included after application of the Defect Threshold pursuant to the last sentence of this Section 4.5(b) (but excluding any Title Defect Amounts with respect to Title Defects cured by Sellers in accordance with this Article 4), as offset by undisputed Title Benefit Amounts for Title Benefits determined pursuant to Section 4.3, and (ii) all Remediation Amounts for Adverse Environmental Conditions that exceed the Defect Threshold are included after application of the Defect Threshold pursuant to the last sentence of this Section 4.5(b) (but excluding any Remediation Amounts with respect to Adverse Environmental Conditions Remediated by Sellers in accordance with Article 5) exceeds the Aggregate Defect Deductible, and Purchaser shall be entitled to adjustments to the Unadjusted Purchase Price or other remedies elected by Sellers in accordance with this Article 4 only to the extent that the sum of such Title Defect Amounts and such Remediation Amounts exceeds the Aggregate Defect Deductible. For purposes of determining whether the Defect Threshold has been exceeded under this Section 4.5(b), the Defect Threshold shall be applied separately with respect to each Well and Drilling Spacing Unit basis as described in the definition of “Defect Threshold” in Appendix A, and all Title Defect Amounts and Remediation Amounts, excluding any amounts described in the parentheticals in clauses (i) and (ii), attributable to the same Drilling Spacing Unit or Well, as applicable, shall be aggregated; if the aggregate of such amounts attributable to any Drilling Spacing Unit (as to the Leases) or Well, as applicable, exceeds the Defect Threshold, all such amounts attributable to such Drilling Spacing Unit or Well, as applicable, shall be included in determining whether the Aggregate Defect Deductible has been exceeded.

(c) The Defect Threshold and the Aggregate Defect Deductible shall not apply to, and shall not take into account the Allocated Value of, any Allocated Asset that is removed from this transaction pursuant to Section 4.2, Section 4.6(b), Section 4.7 or pursuant to Article 5.

Section 4.6 Consents to Assignment.

(a) Notices. As soon as reasonably practicable following the Execution Date but in no event later than five (5) Business Days, Sellers shall initiate all procedures required to comply with or obtain all consents necessary or required for the transfer of the Assets, and shall send notice to the holder of any consent to assignment that will be triggered by the consummation of the transactions contemplated by this Agreement (including any Required Consents but excluding the Customary Post-Closing Consents), requesting consents to the Conveyance. Sellers shall use commercially reasonable efforts to obtain such consents prior to the Closing; provided, however, that Sellers shall not be required to make payments or undertake obligations to or for the benefit of the holders of such rights in order to obtain any such consents. Purchaser shall reasonably cooperate with Sellers in seeking to obtain such consents.

(b) Required Consents. For the avoidance of doubt, if any Soft Consent has not been obtained prior to the Closing, the affected Assets shall nevertheless be conveyed to Purchaser at the Closing and no adjustment to the Unadjusted Purchase Price shall be made on account of the failure to obtain such Soft Consent.

(i) If any Contract or Surface Agreement is subject to a Required Consent and such Required Consent has not been obtained prior to the Closing (such Required Consents, the “Unobtained Contract Consents”), (A) such Contract or Surface Agreement, as applicable, will be excluded from the Assets conveyed at the Closing and will be treated as an Excluded Asset, and (B) Purchaser and Sellers may use commercially reasonable efforts to mutually agree upon such instruments and take such other actions to carry out the intent of this Agreement and the transfer of any Property and its related Assets related to such Contract or Surface Agreement, as applicable, including, to the extent reasonably practicable, the execution of back-to-back agreements to effect the transfer to Purchaser the benefits to and burdens on Sellers under the Contract or Surface Agreement subject to such Unobtained Contract Consent; provided, however, that entering into such back-to-back agreements does not: (x) expressly result in a breach of the Contract or Surface Agreement subject to such Unobtained Contract Consent, (y) result in a violation of Law by Sellers or Purchaser or (z) impose a burden on Sellers or Purchaser that is materially disproportionate to the benefit received by Sellers and/or Purchaser under the Contract or Surface Agreement subject to such Unobtained Contract Consent (such arrangements, the “Back-to-Back Arrangements”). If any such Unobtained Contract Consent is obtained (or if Purchaser, in its sole discretion, elects in writing to take assignment of such affected Contract or Surface Agreement without obtaining such Unobtained Contract Consent and Sellers, in their sole discretion, agree to such assignment) prior to the date that is one hundred and twenty (120) days after Closing, then (A) Sellers shall notify Purchaser that such Unobtained Contract Consent has been obtained or deemed to be obtained, (B) Sellers shall sell, assign and convey the affected Contract or Surface Agreement to Purchaser pursuant to the terms of this Agreement (using the form of Conveyance), and (C) the Parties shall deliver all instruments and documents that would have been required under the terms hereof to be delivered at Closing with respect to such Assets. If Sellers are unable to obtain such Unobtained Contract Consent (and Purchaser has not elected to take assignment of such affected Contract or Surface Agreement without obtaining such Unobtained Contract Consent or Sellers have not agreed to make such assignment without obtaining such Unobtained Contract Consent) by the date that is one hundred and twenty (120) days after Closing, Sellers shall have no further obligation to seek to obtain such Unobtained Contract Consent, Sellers may terminate the Back-to-Back Arrangements without liability to Purchaser, and the affected Contract or Surface Agreement shall be deemed an Excluded Asset under this Agreement for all purposes.

(ii) If any Lease or Partially Assigned Lease is subject to a Required Consent and such Required Consent has not been obtained prior to the Closing (such Required Consents, the “Unobtained Lease Consents”), then, in each case, (A) the affected Lease or Partially Assigned Lease and the Assets solely related to the affected Lease or Partially Assigned Lease shall be excluded from the Assets conveyed at the Closing and shall be deemed to be Excluded Assets, and (B) the Unadjusted Purchase Price shall be reduced at Closing by the Allocated Values of all affected Assets. If such Unobtained Lease Consent is subsequently obtained (or if Purchaser, in its sole discretion, elects in writing to take assignment of such affected Lease without obtaining such Unobtained Lease Consent and Sellers, in their sole discretion, agree to such assignment) prior to the date that is one-hundred and eighty (180) days after Closing, then (x) Sellers shall notify Purchaser that such Unobtained Lease Consent has been obtained or deemed to be obtained, (y) Sellers shall sell, assign and convey the affected Lease or Partially Assigned Lease and related Assets to Purchaser pursuant to the terms of this Agreement (using the form of Conveyance), and (z) the Parties shall deliver all instruments, documents and payments that would have been required under the terms hereof to be delivered at Closing with respect to such Assets. In the event of such assignment, the term “Closing Date” with respect to any such Assets shall mean the date of assignment of such Assets from Sellers to Purchaser. If such Unobtained Lease Consent is not obtained (and Purchaser has not elected to take assignment of such affected Lease without obtaining such Unobtained Lease Consent) by the date that is one-hundred and eighty (180) days after Closing, then the Adjusted Purchase Price pursuant to Section 10.4 shall remain reduced by the Allocated Values of the affected Allocated Asset(s) and Sellers shall have no further obligation to sell and convey such Lease or Partially Assigned Lease and its related Assets to Purchaser.

(iii) For purposes of this Section 4.6(b), a Required Consent shall be deemed obtained if the Person holding the Required Consent grants consent or is deemed to have consented pursuant to the terms of the document in which the Required Consent is contained.

(c) Customary Post-Closing Consents. From the Execution Date, Sellers will prepare all Customary Post-Closing Consents and assignments required by applicable regulatory and Governmental Bodies, with Purchaser’s reasonable assistance and cooperation. Purchaser, within thirty (30) days after the Closing, shall file for approval with the applicable Governmental Bodies all assignment documents and other state transfer documents required to effectuate the transfer of the Assets. Purchaser further agrees promptly after the Closing to take all other actions reasonably required of it by Governmental Bodies having jurisdiction to obtain all requisite regulatory approvals with respect to this transaction, and to use its reasonable efforts to obtain the approval by such Governmental Bodies, as applicable, of Sellers’ assignment documents requiring approval from such Governmental Body in order for Purchaser to be recognized by such Governmental Body as the owner of the Assets. Sellers shall provide Purchaser with the resignation and designation of operator instruments, and Purchaser shall provide Sellers with approved copies of the assignment documents and other state transfer documents as soon as they are available.

Section 4.7 Casualty Loss or Condemnation.

(a) If, after the Execution Date but prior to the Closing Date, any portion of the Assets is affected by a Casualty Loss, Sellers shall promptly give Purchaser written notice of such occurrence, including reasonable particulars with respect thereto. Purchaser shall nevertheless be required to close, subject to Section 9.2(f), and Sellers shall elect by written notice to Purchaser prior to the Closing to (i) cause the Assets adversely affected by such Casualty Loss to be repaired or restored to at least their condition prior to such Casualty Loss, at Sellers’ sole cost and expense, as promptly as reasonably practicable, which work may extend after the Closing Date, or (ii) make an appropriate monetary adjustment to the Unadjusted Purchase Price reflecting the “reduction in value” caused by such Casualty Loss; provided, however, that such “reduction in value” shall not exceed the lesser of (A) the Allocated Value, if any, of the affected Assets and (B) an amount mutually agreed upon by the Parties as the reasonable cost of repair; provided further, that in no event will any calculation of Damages or reduction in value hereunder take into account any loss of production or changes in production as a result of such Casualty Loss, through an emergency shut-in or otherwise.

(b) If, after the Execution Date but prior to the Closing Date, any portion of the Assets is taken in condemnation or under right of eminent domain by any Governmental Body or any action for condemnation or taking under right of eminent domain is pending or threatened in writing with respect to any portion of the Assets, then Purchaser may elect, by written notice prior to Closing, either (i) the affected Asset shall be excluded from the Assets conveyed at the Closing and shall be deemed an Excluded Asset and (ii) the Unadjusted Purchase Price shall be decreased by the Allocated Value for such Asset; provided, that if any action for condemnation or taking under right of eminent domain is pending or threatened in writing with respect to any portion of the Assets, Purchaser shall have the right to elect prior to Closing to take assignment of such Asset, in which case the Unadjusted Purchase Price shall not be decreased by the Allocated Value for such Asset and Sellers shall assign, transfer and set over to Purchaser, or use their commercially reasonable efforts to subrogate Purchaser to, all of Sellers’ right, title and interest (if any) in all proceeds, insurance claims, unpaid awards and rights against Third Parties with respect to such actions or takings.

Article 5
ENVIRONMENTAL MATTERS

Section 5.1 Adverse Environmental Conditions.

(a) Environmental Condition Notice. To assert a claim of an Adverse Environmental Condition, Purchaser must deliver a claim notice to Sellers (each, an “Environmental Condition Notice”) reasonably promptly after the discovery thereof, but in no event later than 5:00 p.m. Mountain Time on the Defect Claim Date; provided, however, that Purchaser shall use commercially reasonable efforts to give Sellers weekly notice (which notice may be preliminary in nature and supplemented prior to the expiration of the Defect Claim Date) of all Adverse Environmental Conditions discovered by Purchaser during the preceding week. To be valid, each Environmental Condition Notice shall be in writing and shall include:

(i) a description of the alleged Adverse Environmental Condition that is reasonably sufficient for Sellers to determine the basis of and assess the alleged Adverse Environmental Condition;

(ii) identification of each Allocated Asset and each Lease tract adversely affected by the Adverse Environmental Condition (each, an “Environmental Defect Property”);

(iii) the Allocated Value of each Environmental Defect Property;

(iv) supporting documents to the extent reasonably necessary for Sellers to understand the basis of the alleged Adverse Environmental Condition (including copies of any final report generated by Purchaser or its consultants upon which Purchaser relies for its assertion of an Adverse Environmental Condition); and

(v) the Remediation Amount that Purchaser asserts is attributable to such alleged Adverse Environmental Condition and the computations and information upon which Purchaser’s belief is based.

(vi) Purchaser’s calculation of the Remediation Amount included in the Environmental Condition Notice must describe in reasonable detail the Remediation proposed for the Adverse Environmental Condition and the primary assumptions used in calculating the Remediation Amount, including, where applicable, any standards that Purchaser asserts must be met to comply with Environmental Laws. For the avoidance of doubt, Purchaser may not assert any Adverse Environmental Condition relating to the matters described on Schedule 5.1, regardless of whether the obligations or liabilities relating to such matters arose prior to, on or after the Effective Time (the “Disclosed Environmental Conditions”). Notwithstanding any other provision of this Agreement to the contrary, Purchaser will be deemed to have waived its right to assert any Adverse Environmental Conditions for which an Environmental Condition Notice has not been delivered on or before the Defect Claim Date.

(b) Election of Remedies. To the extent Purchaser delivers any valid Environmental Condition Notice prior to the Defect Claim Date, then, subject to the Defect Threshold and Aggregate Defect Deductible, Sellers shall, on or before the end of the Remedy Period, elect any of the following remedies:

(i) Sellers may Remediate such Adverse Environmental Condition on or before the Closing Date or, subject to Purchaser’s prior written consent (which may be granted or withheld in Purchaser’s sole discretion), prior to the expiration of the Post-Closing Cure Period; and/or

(ii) Subject to Section 5.1(b)(iii), Sellers may notify Purchaser that it does not intend to Remediate such Adverse Environmental Condition in which case the Unadjusted Purchase Price shall at Closing be reduced by the Remediation Amount attributable to such Environmental Defect Property (subject to the application of the Defect Threshold and Aggregate Defect Deductible); and/or

(iii) If the alleged Remediation Amount exceeds the Allocated Value of the Environmental Defect Property, Sellers may, subject to Purchaser’s consent, which consent is not to be unreasonably withheld, retain as Excluded Assets (A) the portion of the Lease tract(s) affected by the Adverse Environmental Condition, (B) any Wells located thereon, and (C) the corresponding Assets to the extent reasonably necessary to own, use or operate such Wells and the retained portion of the Lease tract(s) (at which point the assets listed in clauses (A)-(C) shall become Excluded Assets), and reduce the Unadjusted Purchase Price by an amount equal to the Allocated Value(s), if any, of such Environmental Defect Property so retained.

In the case of Sellers’ election of clause (ii), the applicable Environmental Defect Properties shall be conveyed to Purchaser at the Closing in accordance with the terms of this Agreement. An election by Sellers to attempt to Remediate an Adverse Environmental Condition shall be without prejudice to its rights under Section 5.2 and shall not constitute an admission against interest or a waiver of Sellers’ right to dispute the existence, nature or value of, or cost to Remediate, the alleged Adverse Environmental Condition or the adequacy of any Environmental Condition Notice or any curative action. No reduction shall be made to the Unadjusted Purchase Price to the extent Sellers have fully Remediated an Adverse Environmental Condition prior to Closing. To the extent Sellers partially Remediate any Adverse Environmental Condition, any reduction to the Unadjusted Purchase Price shall equal the remaining Remediation Amount. Regardless of any Seller election under Section 5.1, if the alleged Remediation Amount exceeds the Allocated Value of the Environmental Defect Property, Purchaser may elect, on or before the end of the Remedy Period, for Sellers to retain as Excluded Assets (1) the portion of the Lease tract(s) affected by the Adverse Environmental Condition, (2) any Wells located thereon, and (3) the corresponding Assets to the extent reasonably necessary to own, use or operate such Wells and the retained portion of the Lease tract(s) (at which point the assets listed in clauses (1)-(3) shall become Excluded Assets), and reduce the Unadjusted Purchase Price by an amount equal to the Allocated Value(s), if any, of such Environmental Defect Property so retained.

(c) Failure to Complete Remediation Prior to End of Cure Period. For any Adverse Environmental Condition with respect to which Sellers and Purchaser agree upon the validity of the asserted Adverse Environmental Condition and the Remediation Amount, and for which Sellers have elected the remedy described in Section 5.1(b)(i) and such Adverse Environmental Condition is not waived by Purchaser or fully Remediated prior to the expiration of the applicable cure period, then

(i) Sellers shall elect to either:

(A) reduce the Unadjusted Purchase Price by the Remediation Amount of such Adverse Environmental Condition (subject to the Defect Threshold and the Aggregate Defect Deductible) in the final calculation of the Adjusted Purchase Price in accordance with Section 10.4; or

(B) if the alleged Remediation Amount exceeds the Allocated Value of the Environmental Defect Property, and subject to Purchaser’s consent, which consent is not to be unreasonably withheld, retain as Excluded Assets: (1) the portion of the Lease tract(s) affected by the Adverse Environmental Condition, (2) any Wells located thereon, and (3) the corresponding Assets to the extent reasonably necessary to own, use or operate such Wells and the retained portion of the Lease tract(s), and reduce the Unadjusted Purchase Price in accordance with Section 10.4 by an amount equal to the Allocated Value, if any, of such Environmental Defect Property (in which case the Assets listed in clauses (1)-(3) shall become Excluded Assets and shall be re-conveyed to Sellers using the form of Conveyance).

(d) Assumption of Liabilities. If Sellers select the remedy in Section 5.1(b)(i) or Section 5.1(b)(ii) and Purchaser waives such Adverse Environmental Condition or Sellers fail to Remediate and the Unadjusted Purchase Price is adjusted for such Adverse Environmental Condition, then in each case Purchaser shall be deemed to have assumed responsibility for Remediation of such Adverse Environmental Condition and such Adverse Environmental Condition and all liabilities with respect thereto shall be deemed to constitute Assumed Purchaser Obligations. With respect to any provision of this Article 5 that refers to any Remediation completed by Sellers, Sellers will be deemed to have adequately completed the Remediation upon receipt of a certificate of approval or completion from the applicable Governmental Body that the Remediation has been implemented or if no certificate or approval is available under Environmental Law, upon mutual agreement of the Parties or upon receipt of a certificate from an independent, licensed and qualified professional engineer, mutually agreeable to the Parties, that the Remediation has been implemented to the extent necessary to comply with applicable Laws; provided, however, that if the Parties cannot reach an agreement and do not obtain an independent certificate or are not able to appoint an independent, licensed professional engineer, the issue of whether the Remediation is completed may be resolved by the dispute resolution procedures set forth in Section 5.2. Except as expressly set forth in this Agreement, following the completion of any Remediation in accordance with this Section 5.1, Purchaser shall have no further remedies against Sellers with respect to the applicable Adverse Environmental Condition or the corresponding Remediation Amount in regards to the Assets (and expressly excluding any Excluded Assets).

Section 5.2 Adverse Environmental Condition Disputes.

(a) Sellers and Purchaser shall attempt to agree on all asserted Adverse Environmental Conditions and Remediation Amounts prior to the Closing Date. If, (i) by the Closing Date, or (ii) solely with respect to any dispute over the adequacy of Sellers’ post-Closing Remediation work, to the extent applicable, the end of the Post-Closing Cure Period, Sellers and Purchaser are unable to agree on an alleged Adverse Environmental Condition, on the completion of Remediation or on an alleged Remediation Amount (including, in each case, the adequacy of any Remediation actions with respect thereto) (the “Disputed Environmental Matters”) such disputes, and only such disputes, shall be exclusively and finally resolved in accordance with the following provisions of this Section 5.2. For any Asset subject to a Disputed Environmental Matter, Purchaser shall deposit with the Escrow Agent into the Defect Escrow Account a portion of the Adjusted Purchase Price equal to the Remediation Amount of such Asset until the matter is resolved under this Section 5.2, which shall be held by the Escrow Agent and released from the Defect Escrow Account to the appropriate Party as provided in this Section 5.2 and the terms of the Escrow Agreement and the affected Assets subject to such Defects shall nonetheless be conveyed to Purchaser at Closing. Any initiation of an expert determination of any Disputed Environmental Matter shall only be in accordance with the following subsections (b) through (k).

(b) No later than three (3) Business Days following the (i) the Closing Date or (ii) solely with respect to any disputes over the adequacy of Sellers’ post-Closing Date Remediation work, the end of the Post-Closing Cure Period, a representative of Sellers and a representative of Purchaser shall meet to attempt to resolve any Disputed Environmental Matters. In the event that the Parties are not able to reach agreement with respect to any Disputed Environmental Matters at such meeting, no later than seven (7) Business Days following (x) the Closing Date or (y) solely with respect to any disputes over the adequacy of Sellers’ post-Closing Date Remediation work, the end of the Post-Closing Cure Period, either Sellers or Purchaser may submit any Disputed Environmental Matter to expert determination pursuant to this Section 5.2 by written notice to the other Party, together with all supporting documentation of such Disputed Environmental Matter. If a Party does not submit a notice of expert determination to the other Party in accordance with this Section 5.2(b), such Party shall be deemed to have waived all such Disputed Environmental Matters, which shall be deemed conclusively resolved in accordance with the other Party’s written position or subsequent agreement between the Parties pursuant to this Section 5.2(b).

(c) By not later than seven (7) Business Days after a Party’s receipt of a written description of any Disputed Environmental Matters, such Party shall provide to the initiating Party a written response setting forth its position with respect to such Disputed Environmental Matters, together with all supporting documentation.

(d) On or before the Expert Selection Deadline, the environmental expert (the “Environmental Expert”) shall be mutually agreed to by the Parties and shall be an environmental expert with at least fifteen years of experience with regards to investigations, remediation and examining environmental matters involving oil and gas producing properties in Oklahoma. The Environmental Expert and his/her firm shall not have represented the certifying Party or any of its Affiliates within the previous three (3) years. If no such agreement is reached on or before the Expert Selection Deadline, then on such date the Parties shall request that the Oklahoma City, Oklahoma office of the American Arbitration Association shall select an environmental expert from a list of three (3) acceptable individuals provided by each of the Parties to serve as the Environmental Expert (but only to the extent such listed environmental experts satisfy the conditions and qualifications set forth herein).

(e) Within five (5) Business Days following the engagement of the Environmental Expert, the Parties shall submit to the Environmental Expert one copy of (i) this Agreement, (ii) the initiating Party’s written description of the Disputed Environmental Matters provided pursuant to Section 5.2(b), together with the supporting documents that were provided to the other Party and (iii) the other Party’s written response to the initiating party’s written description of the Disputed Environmental Matters, together with the supporting documents that were provided to the initiating Party. The Environmental Expert shall resolve the Disputed Environmental Matters based only on the foregoing submissions. Neither the Purchaser nor the Sellers shall have the right to submit any additional documentation to the Environmental Expert or to demand discovery on the other Party.

(f) The Environmental Expert, once appointed and engaged, shall have no ex parte communications with any Party concerning the determination required hereunder. All communications between any Party and the Environmental Expert shall be conducted in writing, with copies sent simultaneously to the other Parties in the same manner, or at a meeting in Oklahoma City, Oklahoma, to which the representatives of all Parties have been invited and of which such Parties have been provided at least five (5) days’ written notice.

(g) The Parties will instruct the Environmental Expert to make his/her determination by written decision within ten (10) Business Days following submission of the Disputed Environmental Matters to the Environmental Expert pursuant to Section 5.2(e), which shall be final and binding upon the Parties, without right of appeal. In making the determination, the Environmental Expert shall be bound by the rules set forth in this Article 5. The Environmental Expert may consult with and engage disinterested Third Parties to advise the Environmental Expert but shall disclose to the Parties the identities of such consultants. Except as the Parties may mutually agree in writing to the contrary, any such consultant shall not have worked as an employee of or consultant for the Parties or their respective Affiliates during the three (3) year period preceding the expert determination and shall not have any financial interest in the dispute. The written finding of the Environmental Expert will set forth the Environmental Expert’s finding, if applicable, as to (A) whether the subject Adverse Environmental Condition exists or has been Remediated and, subject to the following sentence, the resulting Remediation Amount, (B) the deficiencies in any notice of the foregoing and the specific supplemental information that, if provided, would cause such notice to be in compliance with the terms of Section 5.1(a) and/or (C) the adequacy of any Remediation action, including any such additional Remediation actions necessary to Remediate properly any asserted Adverse Environmental Condition, as applicable, in each case, including the Environmental Expert’s rationale for the determination. With respect to a Remediation Amount, the Environmental Expert shall be limited to awarding only the final amount proposed by either Sellers or Purchaser in their respective submissions provided pursuant to Section 5.2(e). The Environmental Expert shall make a separate and independent determination with respect to each Disputed Environmental Matter submitted and shall provide a detailed written finding supporting such determination.

(h) The Environmental Expert shall act as an expert for the limited purpose of determining the specific disputed Adverse Environmental Conditions and shall not be empowered to award Damages, interest or penalties to any Party with respect to any matter.

(i) Each Party shall bear its own legal fees and other costs of preparing and presenting its case. Sellers shall bear one-half, and Purchaser shall bear one-half of the costs and expenses of the Environmental Expert, including any costs incurred by the Environmental Expert that are attributable to the consultation of any Third Party.

(j) After the Environmental Expert’s determination is delivered as set forth in Section 5.2(g), if the Remediation Amount exceeds the Allocated Value of the Environmental Defect Property subject to such Disputed Environmental Matter, then Sellers or Purchaser may elect for Sellers to retain as Excluded Assets (1) the portion of the Lease tract(s) affected by the Adverse Environmental Condition, (2) any Wells located thereon, and (3) the corresponding Assets to the extent reasonably necessary to own, use or operate such Wells and the retained portion of the Lease tract(s), and reduce the Unadjusted Purchase Price by the Allocated Value of such Environmental Defect Property (in which case the assets listed in clauses (1)-(3) shall become Excluded Assets hereunder and to the extent such Property was conveyed to Purchaser at Closing, Purchaser shall execute and deliver to Sellers an assignment (in substantially the same form as the Conveyance) of such Environmental Defect Property to Sellers). If the Remediation Amount does not exceed the Allocated Value of the Environmental Defect Property subject to such Disputed Environmental Matter, Seller shall promptly elect (i) to reduce the Unadjusted Purchase Price as set forth in Section 5.1(b)(ii) or Section 5.1(c)(i)(A) (and the applicable retained Environmental Defect Property shall be assigned to Purchaser, if previously retained), or (ii) with Purchaser’s prior written consent, to Remediate (or complete the Remediation of) the Environmental Defect Property. Any alleged Adverse Environmental Conditions determined not to be Adverse Environmental Conditions under the decision of the Environmental Expert shall be final and binding as not being Adverse Environmental Conditions.

(k) Any dispute over the interpretation or application of this Section 5.2 shall be decided by the Environmental Expert with reference to the substantive Laws of Oklahoma and the federal laws of the United States in its determination of Adverse Environmental Conditions and Remediation Amounts, as described in Section 14.3(a)(ii). The Parties intend that the procedures set forth in this Section 5.2 shall not constitute or be handled as arbitration proceedings under the Federal Arbitration Act or any applicable state arbitration act, and that the provisions of this Section 5.2 shall be specifically enforceable.

Section 5.3 Limitations on Applicability.

(a) This Article 5 shall comprise, subject to the limitations set forth in this Agreement, the exclusive rights and remedies of Purchaser with respect to Adverse Environmental Conditions or any other environmental matter with respect to any Asset. Purchaser’s right to assert an Adverse Environmental Condition under this Article 5 shall terminate on the Defect Claim Date. Thereafter, Purchaser shall have no further remedies against Sellers with respect to any alleged Adverse Environmental Condition or Remediation Amount.

(b) Notwithstanding anything to the contrary in this Agreement, in no event shall there be any adjustments to the Unadjusted Purchase Price or other remedies available in respect of Adverse Environmental Conditions under this Article 5 unless the sum of (i) all Remediation Amounts for Adverse Environmental Conditions that exceed the Defect Threshold are included after application of the Defect Threshold pursuant to the last sentence of this Section 5.3(b) (but excluding any Remediation Amounts with respect to Adverse Environmental Conditions Remediated by Sellers in accordance with this Article 5) and (ii) all Title Defect Amounts that exceed the Defect Threshold are included after application of the Defect Threshold pursuant to the last sentence of this Section 5.3(b) (but excluding any Title Defect Amounts with respect to Title Defects cured by Sellers in accordance with Article 4) exceeds the Aggregate Defect Deductible, and Purchaser shall be entitled to adjustments to the Unadjusted Purchase Price or other remedies elected by Sellers in accordance with this Article 5 only to the extent that the sum of such Remediation Amounts and such Title Defect Amounts exceeds the Aggregate Defect Deductible. For purposes of determining whether the Defect Threshold has been exceeded under this Section 5.3(b), the Defect Threshold shall be applied separately to each Drilling Spacing Unit or Well, as applicable, and all Remediation Amounts and Title Defect Amounts, excluding any amounts described in the parentheticals in clauses (i) and (ii), attributable to the same Drilling Spacing Unit or Well shall be aggregated; if the aggregate of such amounts attributable to any Drilling Spacing Unit or Well exceeds the Defect Threshold, all such amounts attributable to such Drilling Spacing Unit or Well shall be included in determining whether the Aggregate Defect Deductible has been exceeded.

(c) Subject to Section 5.1(a) and the limitations in Section 5.3(b), if (i) the same Adverse Environmental Condition that is not a physical condition affects multiple properties or Assets (e.g., the failure to obtain the same type of permit required under applicable Environmental Laws or to prepare and file the same type of plan (including spill, prevention, control and countermeasure plans) or report), (ii) a single Adverse Environmental Condition that is a physical condition, and arises from the same facts and circumstances but affects multiple properties or Assets, or (iii) multiple Adverse Environmental Conditions relate to the lack of required or properly designed air emissions capture or control equipment and related operations, then in case of any of the foregoing clauses (i) through (iii), the Remediation Amounts associated with such identical Adverse Environmental Conditions that are common across multiple properties or Assets may be aggregated for purposes of meeting the Defect Threshold.

(d) The Defect Threshold and the Aggregate Defect Deductible shall not apply to, and shall not take into account the Allocated Value of, any Asset that is removed from this transaction or not transferred to Purchaser pursuant to Article 4 or Article 5.

Article 6
REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller, jointly and severally, represents and warrants to Purchaser as follows as of the Execution Date and at the Closing shall be deemed to represent and warrant as of the Closing Date; provided, however, that only for purposes of this Article 6, any reference in the representations and warranties to the Non-Operated Wells and/or Partially Assigned Leases shall be deemed to include the Patsy and Lucas Assets (notwithstanding that such Assets are described on Exhibits A-1 and A-2):

Section 6.1 Organization and Power. Each Seller (a) is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and, where required, is duly qualified to do business and is in good standing in each jurisdiction in which the Assets are located and (b) has all requisite power and authority to own, lease, operate and use the Assets.

Section 6.2 Authorization and Enforceability. Sellers have the requisite power and authority to execute and deliver this Agreement and the other instruments and agreements to be executed and delivered by it as contemplated hereby and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and all documents required to be executed and delivered by Sellers at the Closing, and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of Sellers. This Agreement has been duly executed and delivered by Sellers (and all documents required hereunder to be executed and delivered by Sellers at the Closing will be duly executed and delivered by Sellers) and this Agreement constitutes, and at the Closing such documents will constitute, assuming the due execution and delivery of all other parties thereto, the valid and binding obligations of Sellers, enforceable in accordance with their terms, subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Laws, now or hereafter in effect, relating to or limiting creditors’ rights generally and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law). Upon the execution and delivery by Sellers of the Conveyance and any other instruments of assignment, conveyance or transfer at Closing, such instruments shall constitute legal, valid and binding transfers and conveyances of the Assets, subject to the terms and conditions of this Agreement; provided, however, that this representation and warranty shall not be construed as a title warranty.

Section 6.3 Liability for Brokers’ Fees. Neither Sellers nor any of their Affiliates have incurred any liability, contingent or otherwise, for brokers’ or finders’ fees relating to the transaction contemplated by this Agreement for which Purchaser shall have any responsibility.

Section 6.4 No Conflicts. Except for (i) Customary Post-Closing Consents, (ii) the Required Consents, and (iii) Soft Consents, the execution, delivery and performance of this Agreement by Sellers, and the transactions contemplated by this Agreement, will not (a) violate any provision of the organizational documents of Sellers, (b) result in a default (with or without due notice or lapse of time or both) under, or require any consent under, any note, bond, mortgage or indenture to which any Seller is a party or by which Sellers or the Assets are bound, (c)  violate any Law applicable to Sellers or any of the Assets, or (d) require Sellers to obtain any consent or approval of any Governmental Body that has not been made or obtained.

Section 6.5 Litigation. Except as disclosed on Schedule 6.5, there are no actions, arbitrations, litigation, suits or Proceedings that are pending or, to Sellers’ Knowledge, threatened in writing before any Governmental Body or arbitrator against Sellers or any of their Affiliates in each case that (a) relate to any Asset or Sellers’ or their Affiliates’ ownership or operation thereof or (b) challenge, or would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated by this Agreement. Except as disclosed on Schedule 6.5, Sellers have not been served with any Proceeding relating to any of the foregoing that remains unresolved as of the Execution Date.

Section 6.6 Taxes.

(a) With respect to all Taxes related to the Assets, (i) all Tax Returns relating to the Assets required to be filed by Sellers with respect to such Taxes have been filed with the appropriate Governmental Body in all jurisdictions in which such Tax Returns are required to be filed, and (ii) such Tax Returns are true and correct in all material respects. All Taxes related to the Assets required to be paid by Sellers that are or have become due have been timely paid in full in all material respects, and Sellers are not delinquent in the payment of any such Taxes.

(b) All Tax withholding with respect to the Assets imposed on each Seller (or its applicable Affiliate), including sales and use Taxes and in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, have been duly withheld and collected and have been paid to the appropriate Governmental Body and all Forms W-2 and 1099 required with respect thereto have been properly completed and filed and requirements to obtain and retain exemption certificates and other certifications with respect thereto have been satisfied in full.

(c) There are no Liens for Taxes on any of the Assets other than Permitted Encumbrances.

(d) No claim has ever been made by a Governmental Body in a jurisdiction in which a Seller (or its applicable Affiliate) has not filed Tax Returns or paid Taxes with respect to the Assets that such Seller (or its applicable Affiliate) is or may be required to file Tax Returns or pay Taxes with respect to the Assets in that jurisdiction.

(e) None of Sellers (or their applicable Affiliates) has waived any statute of limitations in respect of Taxes with respect to the Assets or agreed to any extension of time with respect to an assessment or deficiency for Taxes with respect to the Assets (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course), which waiver or extension is currently in force and would have effect after the Closing Date.

(f) No power of attorney that is currently in force has been granted by Sellers with respect to any matter relating to Taxes that could affect the Assets.

(g) None of the Assets are subject to any tax partnership agreement or are otherwise treated or required to be treated as held in an arrangement requiring a partnership Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

(h) Notwithstanding anything to the contrary contained herein, none of the representations or warranties contained elsewhere in Article 6 shall relate to Tax matters, which are instead the subject of Section 6.5 and this Section 6.6 exclusively.

Section 6.7 AFE Commitments. Except as disclosed on Schedule 6.7, to Sellers’ Knowledge, there are no outstanding AFEs or other capital commitments to or from Third Parties that are binding on the Assets or the owners thereof as of the Execution Date and could reasonably be expected, individually, to require capital expenditures by the owner of such Assets after the Effective Time in excess of One Hundred Fifty Thousand Dollars ($150,000.00), net to Sellers’ interest. There are no past due cash calls or payments due from Sellers under the terms of any Applicable Contracts, Partially Assigned Contracts or otherwise relating to the Assets.

Section 6.8 Compliance with Laws. Except as disclosed on Schedule 6.8 and except with respect to Environmental Laws, which are solely addressed in Section 6.29, to Sellers’ Knowledge, during the two (2) year period prior to the Closing Date, (a) the Assets have been operated in compliance in all material respects with all applicable Laws, (b) there is no material uncured violation of applicable Laws with respect to the ownership or operation of the Assets and (c) in the two years prior to the Execution Date, there have been no material civil fines or penalties or criminal sanctions imposed on any Seller, to the extent resulting from any pre-Closing violation of Legal Requirements pertaining to the ownership or operation of the Assets.

Section 6.9 Material Contracts.

(a) Schedule 6.9(a) sets forth all Contracts and Partially Assigned Contracts with respect to Sellers of the type described below to which Sellers are a party, or by which any Asset is bound, in each case, to the extent binding on the Assets or Purchaser’s ownership or operation thereof after Closing and excepting any such Contract or Partially Assigned Contract entered into after the Execution Date in compliance with this Agreement (collectively, the “Material Contracts”); provided, however, that the representations and warranties set forth in this Section 6.9 shall be deemed to be qualified by Sellers’ Knowledge to the extent such representations and warranties apply to the Non-Operated Wells, Partially Assigned Leases and associated Assets:

(i) any Applicable Contract or Partially Assigned Contract that is a Hydrocarbon purchase and sale, transportation, gathering, treating, marketing, supply, exchange, processing or similar Contract that is not terminable without penalty by Sellers, or Purchaser after Closing, on sixty (60) days’ or less notice;

(ii) other than customary joint operating agreements or unit operating agreements, any Applicable Contract or Partially Assigned Contract that can reasonably be expected to result in aggregate payments by or revenues to Sellers of more than $150,000 net to Sellers’ interest during the current or any subsequent fiscal year or more than $250,000 net to Sellers’ interest over the life of such Contract or Partially Assigned Contract;

(iii) any Applicable Contract or Partially Assigned Contract that is an indenture, mortgage, loan, credit agreement, sale-leaseback, guaranty of any obligation, bond, letter of credit or similar financial Contract that will be binding upon the Assets or Purchaser after Closing, other than any Debt Contract;

(iv) any Applicable Contract or Partially Assigned Contract, other than confidentiality or similar agreements entered into in the ordinary course of business, that prohibits, restricts or limits Sellers from competing in any jurisdiction, including any Contract or Partially Assigned Contract, in any material respect, that contains or constitutes an existing area of mutual interest agreement or an agreement to enter into an area of mutual interest agreement in the future or includes non-competition restrictions;

(v) any Applicable Contract or Partially Assigned Contract between or among Sellers, on the one hand, and any Affiliate of Sellers, on the other hand, that will be binding upon the Assets or Purchaser after Closing;

(vi) any Applicable Contract or Partially Assigned Contract that contains any calls on, or options to purchase, Hydrocarbon production, other than pursuant to currently effective Hydrocarbon purchase and sale contracts to which the Assets will be subject after Closing;

(vii) all Applicable Contracts or Partially Assigned Contracts for the sale of gas containing a take or pay, advance payments, prepayment or similar provision or requiring gas to be gathered, delivered, processed or transported without then or thereafter receiving full payment therefor;

(viii) any Applicable Contract or Partially Assigned Contract that constitutes a joint operating agreement, unit operating agreement, participation agreement, water rights agreement, partnership agreement, joint venture agreement, joint development agreement, farmin or farmout agreement or similar Contract where any material obligation continues or has not been completed prior to the Effective Time or any other Contract that expressly restricts or impedes on Purchaser’s ability to be named or otherwise receive a transfer of operator rights relating to the Assets; and

(ix) any Applicable Contracts or Partially Assigned Contracts for which the primary purpose is to provide for the indemnification of another Person, excluding master services agreements or similar arrangements.

(b) Except as set forth on Schedule 6.9(b), neither Sellers nor, to Sellers’ Knowledge, any other party is in breach or default under any Material Contract, nor, to Sellers’ Knowledge, has an event occurred that, with notice or lapse of time or both, would become a material breach of or material default under such Material Contract or would otherwise allow for the termination or modification of, or enforcement of any material rights under, such Material Contract or subject Sellers to any material Damages relating thereto. To Sellers’ Knowledge, all Material Contracts are in full force and effect. On or prior to the Execution Date, Sellers have provided Purchaser access to copies of all Material Contracts set forth on Schedule 6.9(a), including all amendments, supplements or side letters thereto, which are complete to Sellers’ Knowledge. In the twelve (12) month period prior to the Execution Date, no written notice or request to terminate, cancel, breach, amend the terms of, renegotiate, modify or accelerate or delay the maturity or performance of any Material Contract, in whole or in part, has been received or delivered by Sellers that has not been resolved without a material and adverse impact on the value of the Assets as they are presently used by Sellers as of the Execution Date.

Section 6.10 Required Consents and Preferential Purchase Rights. To Sellers’ Knowledge, the Required Consents applicable to the Assets are set forth on Schedule 6.10, and there are no Preferential Rights to Purchase applicable to the Assets.

Section 6.11 Imbalances. All Imbalances associated with the Properties operated by Sellers are set forth on Schedule 6.11, in each case, as of the date set forth in Schedule 6.11.

Section 6.12 Bankruptcy. There are no bankruptcy, insolvency, reorganization or receivership Proceedings pending against or being contemplated by Sellers.

Section 6.13 Regulatory Matters. None of the Assets have been used primarily for the purpose of transporting oil or gas in interstate commerce. Sellers have not received, and to Sellers’ Knowledge no Third Party operator of the Assets has received, written notice from the Federal Energy Regulatory Commission or any other Person asserting that any of the Assets are, should or will be regulated by the Federal Energy Regulatory Commission. Sellers have not acquired any of the Assets through the use or threatened use of eminent domain or condemnation.

Section 6.14 Insurance. Schedule 6.14 sets forth a list of all material policies of insurance carried by or for the benefit of Sellers for the Assets, other than title insurance policies, if any, with respect to any real property. As of the Execution Date, all of such policies are in full force and effect and there is no material claim pending under any such policies relating to the Assets as to which coverage has been denied by the insurer, other than customary indications as to reservation of rights. No Seller is in default under any provisions of any such insurance policy in any material respect, nor have Sellers received written notice of cancellation of any such insurance policy, nor, to Sellers’ Knowledge, have Sellers failed to timely report any material claim or reportable incident under such insurance policies. Prior to the Execution Date, Sellers have provided to Purchaser a complete and accurate copy of each policy set forth on Schedule 6.14.

Section 6.15 Credit Support. Schedule 6.15 sets forth all material cash deposits, guarantees, letters of credit, treasury securities, security bonds and other forms of credit assurances or credit support, in each case, posted or entered into by Sellers or any Affiliate of Sellers in connection with the ownership or operation of the Assets.

Section 6.16 Royalties and Working Interest Payments. Except as set forth on Schedule 6.16, (a) to Sellers’ Knowledge, all material Royalties and other interest owners’ revenues or proceeds attributable to sales of Hydrocarbons produced from or attributable to the Assets payable by Sellers or other material payment obligations owned by a lessee, as may be required in the Leases, have been properly and timely paid in all material respects with respect to lease or other requirements, or are being held by Sellers as Suspense Funds, in each case, in material compliance with applicable Laws, the terms of the Leases, Partially Assigned Leases, Applicable Contracts or Partially Assigned Contracts, and to the extent and only to the extent related to periods in which Sellers owned such Properties, and (b) in the two year period prior to the Execution Date, except for frivolous or immaterial claims, Sellers have not received, and, to Sellers’ Knowledge, no party to any Leases or Partially Assigned Leases has given or threatened in writing to give, notice alleging improper payment of Royalties that remains unresolved.

Section 6.17 Leases. Except as set forth on Schedule 6.17 or for any frivolous or immaterial claims, (a) in the six month period prior to the Execution Date, Sellers have not received written notice from a lessor, participant under either a pooling order or pre-pooling letter agreement, or respondent under either a pooling order or pre-pooling letter agreement, of any requirements or demands to drill additional wells on any of the Leases or Partially Assigned Leases, as applicable, which requirements or demands have not been resolved; (b) in the twelve month period prior to the Execution Date, Sellers have not received, and, to Sellers’ Knowledge, no party to any Lease or Partially Assigned Lease has given or threatened in writing to give, notice of any action to terminate, cancel, rescind or procure judicial reformation of any Leases or Partially Assigned Leases that remains unresolved; and (c) as of the Execution Date, payments are current for any Lease or Partially Assigned Lease operated by Sellers that is being maintained, or attempted to be maintained, in full force and effect by the payment of shut-in royalties or other payments in lieu of operations or production.

Section 6.18 Surface Waiver. Except as set forth on Schedule 6.18, to Sellers’ Knowledge, none of the Leases, Partially Assigned Leases, Applicable Contracts, Partially Assigned Contracts or Surface Agreements contain any material surface waivers or similar restrictions, or material restrictions on ingress and egress to and from the Leases or Partially Assigned Leases, that would prevent or materially and adversely affect Purchaser’s ability, upon Closing, to own, operate and produce the currently producing Wells in substantially the same manner as Sellers and their Affiliates are currently owning, operating and producing such Wells as of the Execution Date, excluding any such restrictions imposed by applicable Laws.

Section 6.19 Drilling Obligations. Except as set forth on Schedule 6.19, to Sellers’ Knowledge, there are no unfulfilled drilling obligations of Sellers or their Affiliates affecting the Leases or Partially Assigned Leases by virtue of any Applicable Contract or Partially Assigned Contract, including in any Lease or Partially Assigned Lease, excluding, for the avoidance of doubt, customary drilling obligations not expressly mandated but permitted to perpetuate a Lease or Partially Assigned Lease beyond the primary term thereof as to any or all depths.

Section 6.20 Payments for Production. With respect to the Wells operated by Sellers or their Affiliates, and except for Imbalances, which are addressed in Section 6.11, Sellers are not obligated by virtue of take-or-pay payment, advance payment or other similar payment, other than gas balancing agreements, to deliver Hydrocarbons, or proceeds from the sale thereof, attributable to Sellers’ interest in the Assets at some future time without receiving full payment therefor at or after the time of delivery.

Section 6.21 Suspense Funds. Schedule 6.21 lists, to Sellers’ Knowledge, all Suspense Funds held by Sellers as of the date indicated in such Schedule, as of the Execution Date. To Sellers’ Knowledge, as of the Execution Date and except as set forth on Schedule 6.21, no share of Hydrocarbon proceeds attributable to the Assets to which Sellers are entitled is currently being held in suspense by the applicable Third Party operator or payor thereof.

Section 6.22 Payout; Non-Consent Operations. To Sellers’ Knowledge, Schedule 6.22 contains an accurate list, in all material respects, of the status of any “payout” balance, net to Sellers’ interest, as of the date set forth on such Schedule, for those Wells subject to a reversion or other adjustment at some level of cost recovery or payout. As of the Execution Date, except as set forth on Schedule 6.22 or as reflected in Exhibit A-2 or Exhibit A-3, during Sellers’ period of ownership of the Assets, Sellers have not elected not to participate in any operation or activity proposed with respect to the Properties, in each case, with respect to which Sellers have not yet recovered their full participation.

Section 6.23 Wells; Equipment.

(a) Except as disclosed on Schedule 6.23 as of the Execution Date: (i) no Well is subject to material penalties on allowable production after the Effective Time because of any overproduction; (ii) there are no Wells that Sellers are currently obligated by applicable Leases, Partially Assigned Leases, Applicable Contracts, Partially Assigned Contracts and Laws to plug or abandon or that are currently subject to exceptions to a requirement to plug or abandon issued by a Governmental Body; (iii) in the twelve (12) months prior to the Execution Date, Sellers have not received any written demands or claims from any Governmental Body, landowner, mineral owner or working interest partner to take any specific action or reconfiguration in regards to any Well, including a demand to plug or abandon, or for the removal of any Equipment from the Assets, including flowlines, pipelines or tanks, that remains unresolved; (iv) to Sellers’ Knowledge, all Wells that were drilled and completed by Sellers or their Affiliates have been drilled and completed, or are being drilled and completed, in all material respects in a manner that is within the limits permitted by applicable Leases, Partially Assigned Leases, Contracts, Partially Assigned Contracts and Laws; (v) to Sellers’ Knowledge, there are no Wells operated by Sellers or their Affiliates that have been plugged, dismantled or abandoned by Sellers in a manner that does not comply in all material respects with applicable Leases, Partially Assigned Leases, Contracts, Partially Assigned Contracts and Laws; and (vi) there is no mechanical failure, damage to the Equipment, physical condition or other similar material issue pertaining to tangible Assets that would cause any Well listed on Exhibit A-2 or Exhibit A-3, or group of Wells listed on Exhibit A-2 or Exhibit A-3, with an Allocated Value of at least $250,000 to be incapable of producing Hydrocarbons in paying quantities on and immediately after Closing, in each case, that could not reasonably be remediated for less than $150,000.

(b) As to the Equipment and all other material physical facilities, systems and properties at or downstream of the wellhead of the Wells constituting Assets under this Agreement, in each case, that are necessary for the continued operation of the Assets operated by Sellers or their Affiliates in the same manner as currently owned and used by Sellers, to Sellers’ Knowledge, (i) there are no gaps in the Surface Agreements underlying such Equipment, (ii) all such Equipment is located entirely within the boundaries of the applicable Surface Agreements and (iii) the condition of each such item of Equipment is suitable for use as operated by Sellers or their Affiliates immediately prior to Closing in all material respects, ordinary wear and tear excepted.

Section 6.24 Permits. Except as set forth on Schedule 6.24, and except with respect to Permits required under Environmental Laws, which are addressed in Article 5 and Section 6.29, with respect to Assets currently operated by Sellers or any of their Affiliates: (a) Sellers or their Affiliates, as applicable, have acquired all material Permits from appropriate Governmental Bodies to conduct operations on such Assets in material compliance with all applicable Laws; (b) all such Permits are in full force and effect and no Proceeding is pending or, to Sellers’ Knowledge, threatened in writing to suspend, revoke or terminate any such Permit or declare any such Permit invalid; and (c) Sellers are in compliance in all material respects with all such Permits.

Section 6.25 Records; Diligence Materials. Except for Excluded Records and for any Records or other diligence materials that cannot be provided or disclosed without violating applicable Laws, any Applicable Contract, Partially Assigned Contract, Lease, Partially Assigned Lease, Surface Agreement, any Third Party confidentiality obligation or any legal privilege, the material Records and other material diligence materials in Sellers’ possession or control that have been made available to Purchaser have been maintained in the ordinary course of business consistent with Sellers’ recent practices. Notwithstanding the foregoing, and for the avoidance of doubt, except as expressly provided in this Agreement or in the Conveyance, Sellers make no representation or warranty, and expressly disclaim all representations and warranties, as to the accuracy or completeness of any documents, information, books, records, files or other data that they may provide or disclose to Purchaser; provided, however, Sellers have not purposefully omitted documentation or information in Sellers’ possession or control that could reasonably be expected to have a material impact to the Assets or Purchaser’s diligence relating thereto.

Section 6.26 Lease Operating Statements. To Sellers’ Knowledge, the information set forth in the lease operating statements set forth on Schedule 6.26 with respect to the Properties owned by Sellers is true and accurate in all material respects for the time periods covered thereby, subject to ordinary course reconciliations and any other immaterial deviations.

Section 6.27 Casualty Loss and Condemnation. As of the Execution Date, there is no pending or, to Sellers’ Knowledge, threatened in writing Casualty Loss with respect to any Assets with damages estimated to exceed $150,000 in the aggregate for all such Casualty Losses. As of the Execution Date, there is no actual or, to Sellers’ Knowledge, threatened in writing taking, whether permanent, temporary, whole or partial, of any of the Assets, or any part of the Assets, by reason of condemnation or eminent domain. To Sellers’ Knowledge, there has been no material damage to any Assets not covered by insurance since the Effective Time.

Section 6.28 Hedging Transactions. There are no existing futures, options, swaps or other derivatives with respect to the sale of Hydrocarbons from the Assets to which any Seller is a party that will be binding on the Assets after the Closing.

Section 6.29 Environmental Matters. Except as described on Schedule 6.29,:

(a) Sellers and their Affiliates have not entered into any Contract with, or are subject to, any unsatisfied order, decree, or judgment issued by, a Governmental Body pursuant to Environmental Laws that interferes with or restricts operation or development of the Assets, or that requires Remediation of any part of the Assets; and

(b) Sellers and their Affiliates have not received any written notice from a Governmental Body or other Person, and there is no action, litigation, claim or proceeding pending, or to Sellers’ Knowledge threatened, alleging or involving any material noncompliance with or potential material liability under any Environmental Law (including any Permit) with respect to the Assets or operations conducted thereon that remained or remains unresolved as of the Effective Time or Execution Date;

(c) during the three (3) year period prior to the Closing Date, the Assets operated by Sellers or their Affiliates, and to Sellers’ Knowledge, operated by Third Parties, have been operated in compliance in all material respects with all applicable Environmental Laws; and

(d) there has been no release of Hazardous Substances on, at, under or from the Assets except in compliance in all material respects with all applicable Environmental Laws.

Section 6.30 Certain Disclaimers.

(a) EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN THIS ARTICLE 6 AND FOR THE SPECIAL WARRANTY OF TITLE IN THE CONVEYANCE, (i) SELLERS MAKE NO, AND EXPRESSLY DISCLAIM ANY AND ALL, REPRESENTATIONS OR WARRANTIES, EXPRESS, STATUTORY OR IMPLIED, AND (ii) SELLERS EXPRESSLY DISCLAIM ALL LIABILITY AND RESPONSIBILITY FOR ANY STATEMENT OR INFORMATION MADE OR COMMUNICATED (ORALLY OR IN WRITING) TO PURCHASER OR ANY OF ITS AFFILIATES, EMPLOYEES, AGENTS, CONSULTANTS OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION OR ADVICE THAT MAY HAVE BEEN PROVIDED TO PURCHASER BY ANY PERSON OF THE SELLER GROUP OR BY A REPRESENTATIVE OF THE SELLER GROUP).

(b) EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN THIS ARTICLE 6 AND FOR THE SPECIAL WARRANTY OF TITLE IN THE CONVEYANCE, AND WITHOUT LIMITING THE GENERALITY OF SECTION 6.30(a), SELLERS MAKE NO, AND EXPRESSLY DISCLAIM ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, ORAL OR WRITTEN, AS TO (i) TITLE TO ANY OF THE ASSETS, (ii) THE CONTENTS, CHARACTER OR NATURE OF ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT OR ANY GEOLOGICAL OR SEISMIC DATA, MAP OR INTERPRETATION RELATING TO THE ASSETS, (iii) THE QUANTITY, QUALITY OR RECOVERABILITY OF HYDROCARBONS IN OR FROM THE ASSETS, (iv) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUE GENERATED BY THE ASSETS, (v) THE PRODUCTION OF HYDROCARBON SUBSTANCES FROM THE ASSETS OR WHETHER PRODUCTION HAS BEEN CONTINUOUS OR IN PAYING QUANTITIES, (vi) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS, (vii) THE CONTENT, CHARACTER, COMPLETENESS, ACCURACY OR NATURE OF ANY INFORMATION MEMORANDUM, REPORTS, BROCHURES, MANAGEMENT PRESENTATION, DATA ROOM, CHARTS OR STATEMENTS (INCLUDING FINANCIAL STATEMENTS) PREPARED BY SELLERS, THEIR AFFILIATES OR THIRD PARTIES WITH RESPECT TO THE ASSETS, (viii) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO THE PURCHASER GROUP OR PURCHASER’S REPRESENTATIVES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO (INCLUDING ANY ITEMS PROVIDED IN CONNECTION WITH SECTION 8.1) OR (ix) ANY IMPLIED OR EXPRESS WARRANTY OF FREEDOM FROM PATENT OR TRADEMARK INFRINGEMENT, AND SELLERS FURTHER DISCLAIM ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES THAT, EXCEPT AS PROVIDED OTHERWISE IN THIS AGREEMENT, PURCHASER SHALL BE DEEMED TO BE OBTAINING THE EQUIPMENT AND OTHER TANGIBLE PROPERTY TRANSFERRED HEREUNDER IN ITS PRESENT STATUS, CONDITION AND STATE OF REPAIR, “AS IS” AND “WHERE IS” WITH ALL FAULTS, AND THAT PURCHASER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS PURCHASER DEEMS APPROPRIATE.

(c) EXCEPT AS SET FORTH IN SECTION 6.29, SELLERS HAVE NOT MADE AND WILL NOT MAKE, AND EXPRESSLY DISCLAIM, ANY REPRESENTATION OR WARRANTY REGARDING ANY MATTER OR CIRCUMSTANCE RELATING TO ENVIRONMENTAL LAWS (INCLUDING PERMITS REQUIRED UNDER ENVIRONMENTAL LAWS), ENVIRONMENTAL LIABILITIES, THE RELEASE OF HAZARDOUS SUBSTANCES, HYDROCARBONS OR NORM INTO THE ENVIRONMENT OR THE PROTECTION OF HUMAN HEALTH, SAFETY, NATURAL RESOURCES OR THE ENVIRONMENT, OR ANY OTHER ENVIRONMENTAL CONDITION OF THE ASSETS, AND NOTHING IN THIS AGREEMENT OR OTHERWISE SHALL BE CONSTRUED AS SUCH A REPRESENTATION OR WARRANTY, PURCHASER SHALL BE DEEMED TO BE TAKING THE ASSETS “AS IS” AND “WHERE IS” FOR PURPOSES OF THEIR ENVIRONMENTAL CONDITION.

Section 6.31 Disclosures. Inclusion of any matter, fact, occurrence, information or circumstance in the Schedules shall not be construed as an admission or acknowledgment or otherwise imply that, with respect to any representation or warranty qualified by materiality (or similar qualifier), such matter, fact, occurrence, information or circumstance is, or may be, material. Matters may be disclosed on a Schedule to this Agreement for purposes of information only. Matters disclosed in each Schedule shall qualify the representation and warranty in which such Schedule is referenced and any other representation and warranty to which the relevance of such matter to any other Schedule is readily apparent on the face of such disclosure. The fact that any item of information is disclosed in a Schedule to this Agreement shall not constitute an admission by such Party that such item is material, that such item has had or would have a Material Adverse Effect or that the disclosure of such be construed to mean that such information is required to be disclosed by this Agreement.

Article 7
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Sellers as follows as of the Execution Date and at the Closing shall be deemed to have represented and warranted as of the Closing Date:

Section 7.1 Organization. Purchaser is a limited liability company, validly existing and in good standing under the Laws of the State of Delaware and is duly qualified to do business in, and is in good standing in, the State of Oklahoma.

Section 7.2 Authorization and Enforceability. Purchaser has the requisite power, authority and capacity to execute and deliver this Agreement and the other instruments and agreements to be executed and delivered by it as contemplated hereby and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and all documents required to be executed and delivered by Purchaser at the Closing, and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser (and all documents required hereunder to be executed and delivered by Purchaser at the Closing will be duly executed and delivered by Purchaser) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Purchaser, enforceable in accordance with their terms, subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Laws, now or hereafter in effect, relating to or limiting creditors’ rights generally and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

Section 7.3 Liability for Brokers’ Fees. Purchaser has not incurred any liability, contingent or otherwise, for brokers’ or finders’ fees relating to the transaction contemplated by this Agreement for which Sellers shall have any responsibility.

Section 7.4 No Conflicts. The execution, delivery and performance of this Agreement by Purchaser, and the transactions contemplated by this Agreement, will not (a) violate any provision of the organizational documents of Purchaser, (b) result in a default (with or without due notice or lapse of time or both) under or require any consent under any note, bond, mortgage, indenture or agreement to which Purchaser is a party, (c) violate any Law applicable to Purchaser, or (d) require Purchaser to obtain any consent or approval of any Governmental Body that has not been made or obtained (excluding those subject to Section 4.6).

Section 7.5 Litigation. There are no actions, suits or Proceedings pending or, to Purchaser’s Knowledge, threatened in writing, before any Governmental Body or arbitrator that would be reasonably likely to impair Purchaser’s ability to perform its obligations under this Agreement.

Section 7.6 Financing. Purchaser has or will have at Closing, access to sufficient cash, available lines of credit, unused equity capital commitments or other sources of immediately available funds (in dollars) to enable Purchaser to pay the Closing Payment to Sellers at the Closing.

Section 7.7 Securities Law Compliance. Purchaser is acquiring the Assets for investment and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling such Assets within the meaning of the Securities Act of 1933, as amended, and applicable state securities Laws.

Section 7.8 Independent Evaluation.

Without limiting or impairing any representation, warranty, covenant or agreement of Sellers contained in this Agreement or in the documents required to be executed and delivered by Sellers at Closing, or Purchaser’s right to rely thereon:

(a) Purchaser is knowledgeable of the oil and gas business (including the exploration and production and gathering segments thereof) and of the usual and customary practices of Persons involved in such business, including those in the areas where the Assets are located.

(b) Purchaser is capable of making such investigation, inspection, review and evaluation of the Assets as a prudent purchaser would deem appropriate under the circumstances including with respect to all matters relating to the Assets, their value, operation and suitability for investment.

(c) Purchaser has conducted its own investigation, inspection, review and evaluation of the Assets and acknowledges that Purchaser has been provided access to the Assets and to the appropriate personnel, premises and records for purposes of executing this Agreement to its satisfaction.

(d) In making the decision to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser acknowledges that it (i) has not relied and will not rely upon any statements, representations (whether oral or written), or any information provided by Sellers, their Affiliates and their respective Representatives and (ii) has relied and will rely solely on the basis of its own independent due diligence investigation of the Assets and the terms and conditions of this Agreement, except, in each case of (i) and (ii), to the limited extent of the representations, warranties and covenants of Sellers set forth in this Agreement and in each other document required to be executed and delivered by Sellers at the Closing.

Section 7.9 Consents, Approvals or Waivers. Except for Customary Post-Closing Consents and other consents subject to Section 4.6, Purchaser’s execution, delivery and performance of this Agreement (and any document required to be executed and delivered by Purchaser at the Closing) is not and will not be subject to any consent, approval, or waiver from any Governmental Body or other Third Party.

Section 7.10 Bankruptcy. There are no bankruptcy, insolvency, reorganization or receivership Proceedings pending against, being contemplated by, or, to Purchaser’s Knowledge, threatened against, Purchaser.

Section 7.11 Qualification. Purchaser is, or as of the Closing Date will be, qualified under applicable Law to own the Assets and has complied with all necessary bonding requirements of Governmental Bodies required for Purchaser’s ownership or operation of the Assets.

Section 7.12 Limitation. Purchaser acknowledges, subject to the other terms, conditions and remedies of this Agreement, including Sellers’ representations and warranties in Article 6, the following: THE ASSETS HAVE BEEN USED FOR EXPLORATION, DEVELOPMENT AND PRODUCTION OF HYDROCARBONS AND THERE MAY BE PETROLEUM, PRODUCED WATER, WASTE, OR HAZARDOUS SUBSTANCES OR MATERIALS LOCATED IN, ON OR UNDER THE PROPERTIES AND/OR PIPELINES OR ASSOCIATED WITH THE ASSETS. EQUIPMENT AND SITES INCLUDED IN THE ASSETS MAY CONTAIN ASBESTOS, NORM OR OTHER HAZARDOUS SUBSTANCES. NORM MAY AFFIX OR ATTACH ITSELF TO THE INSIDE OF WELLS, MATERIALS AND EQUIPMENT AS SCALE OR IN OTHER FORMS.  THE WELLS, MATERIALS AND EQUIPMENT LOCATED ON THE PROPERTIES OR INCLUDED IN THE ASSETS MAY CONTAIN ASBESTOS, NORM AND OTHER WASTES OR HAZARDOUS SUBSTANCES. NORM CONTAINING MATERIAL AND/OR OTHER WASTES OR HAZARDOUS SUBSTANCES MAY HAVE COME IN CONTACT WITH VARIOUS ENVIRONMENTAL MEDIA, INCLUDING WATER, SOILS OR SEDIMENT. SPECIAL PROCEDURES MAY BE REQUIRED FOR THE ASSESSMENT, REMEDIATION, REMOVAL, TRANSPORTATION OR DISPOSAL OF ENVIRONMENTAL MEDIA, WASTES, ASBESTOS, NORM AND OTHER HAZARDOUS SUBSTANCES FROM THE ASSETS.

Article 8
COVENANTS OF THE PARTIES

Section 8.1 Access.

(a) Between the Execution Date and the Closing Date, Sellers will give Purchaser and its Representatives access to the Properties, at Purchaser’s sole cost, risk and expense, and all Records in Sellers’ possession, including those related to operational, environmental, accounting, regulatory and title matters (including any such Records tying out or otherwise illustrating Sellers’ internal methodology for allocating Leases and tracts (or portions thereof) to specific Drilling Spacing Units), that are directly relevant or otherwise related to Purchaser conducting a reasonable due diligence review of the Assets, but only to the extent that Sellers may do so without violating any obligations to any Person or waiving any legal privilege and to the extent that Sellers have the authority to grant such access without breaching applicable Law or any Asset or other restriction binding on Sellers. Sellers shall use commercially reasonable efforts to obtain a waiver of any such obligations or consent for such access. Purchaser shall be entitled to conduct, at Purchaser’s expense, a Phase I Environmental Site Assessment of the Properties and may conduct visual inspections and record reviews relating to the Assets, including their condition and compliance with Environmental Laws, all of which shall be completed prior to the Defect Claim Date; provided, however, that if Purchaser does conduct any assessment on any of the Properties, it will provide Sellers with a copy of any non-privileged final reports or findings generated in connection therewith. Neither Purchaser nor its Representatives may operate any equipment or conduct any testing or sampling of soil, groundwater or other materials (including any testing or sampling for Hazardous Substances, Hydrocarbons or NORM) on or with respect to the Assets (the “Invasive Activity”) prior to the Closing without the prior written consent of Sellers, and all such activities shall be deemed outside of the scope of a Phase I Environmental Site Assessment. If and to the extent Sellers consent to any Invasive Activity, all such activities must be completed prior to the Defect Claim Date. Notwithstanding anything to the contrary herein, if Purchaser’s environmental review reasonably recommends that Invasive Activity or sampling of the Assets should be conducted to verify the existence of an Adverse Environmental Condition and Sellers withhold consent to conduct such Invasive Activity or sampling, Purchaser may elect for Sellers to retain (1) the portion of the Lease tract(s) affected by the Adverse Environmental Condition, (2) any Wells located thereon, and (3) the corresponding Assets to the extent reasonably necessary to own, use or operate such Wells and the retained portion of the Lease tract(s) (at which point the assets listed in clauses (1)-(3) shall become Excluded Assets), and reduce the Unadjusted Purchase Price by an amount equal to the Allocated Value(s), if any, of such Excluded Assets.

(b) Sellers will have the right to be present during any review or assessment of the Assets. Purchaser shall abide by Sellers’ safety rules, regulations, and operating policies and all applicable Laws while conducting its due diligence evaluation of the Assets. Any conclusions made from any examination done by Purchaser shall result from Purchaser’s own independent review and judgment. During all periods that Purchaser or any of Purchaser’s Representatives are on the Assets or Sellers’ premises, Purchaser and its Representatives shall each maintain, at their sole expense and with insurers reasonably satisfactory to Sellers, the insurance described on Schedule 8.1.

(c) The access granted to Purchaser under this Section 8.1 shall be limited to Sellers’ normal business hours, and Purchaser’s investigation shall be conducted in a manner that minimizes interference with the operation of the Assets and shall be at Purchaser’s sole cost, risk and expense. Purchaser shall coordinate its access rights to the Assets with Sellers to reasonably minimize any inconvenience to or interruption of the conduct of business by Sellers or a third-party operator of the Assets. Purchaser shall provide Sellers with at least two (2) Business Days’ written notice before the Assets are proposed to be accessed pursuant to this Section 8.1, which notice will include a description of the activities Purchaser intends to undertake. Purchaser shall repair any damage to the Properties caused by its investigation and shall cause each Property insofar as damaged by Purchaser (excluding, for clarity, mere discovery of pre-existing conditions) to be restored to substantially the same conditions that existed prior to the investigation.

(d) Purchaser acknowledges that, pursuant to its right of access to the Assets, Purchaser will become privy to confidential and other information of Sellers and that such confidential information (which includes Purchaser’s conclusions with respect to its evaluations) shall be held confidential by Purchaser in accordance with the terms of the Confidentiality Agreement and any applicable privacy Laws regarding personal information. For the avoidance of doubt, the existence and contents of any Phase I Environmental Site Assessment conducted by or on behalf of Purchaser on the Assets shall be deemed to be “confidential information” for the purposes of this Agreement and the Confidentiality Agreement.

(e) In connection with the rights of access, examination and inspection granted to Purchaser under this Section 8.1, (i) PURCHASER WAIVES AND RELEASES ALL CLAIMS AGAINST THE SELLER GROUP AND ITS REPRESENTATIVES ARISING IN ANY WAY THEREFROM OR IN ANY WAY CONNECTED THEREWITH AND (ii) PURCHASER HEREBY AGREES TO INDEMNIFY, DEFEND AND HOLD HARMLESS EACH OF THE SELLER GROUP AND SELLERS’ REPRESENTATIVES FROM AND AGAINST ANY AND ALL DAMAGES ATTRIBUTABLE TO PERSONAL INJURY, DEATH OR PHYSICAL PROPERTY DAMAGE, ARISING OUT OF, RESULTING FROM OR RELATING TO ANY FIELD VISIT OR SIMILAR DUE DILIGENCE ACTIVITY CONDUCTED BY PURCHASER OR ITS REPRESENTATIVES WITH RESPECT TO THE ASSETS, REGARDLESS OF FAULT, EXCEPTING ONLY DAMAGES TO THE EXTENT RESULTING FROM (A) THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF ANY MEMBER OF SELLER GROUP OR (B) THE MERE DISCOVERY BY PURCHASER OR ANY PURCHASER REPRESENTATIVE OF PRE-EXISTING ENVIRONMENTAL CONDITIONS AND NOT EXACERBATED BY PURCHASER OR ANY PURCHASER REPRESENTATIVE, EXCEPT TO THE EXTENT ARISING FROM SELLERS’ GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OR THE MERE DISCOVERY OF PRE-EXISTING CONDITIONS.

(f) Sellers must provide all or substantially all diligence materials to Purchaser on or before the Execution Date.

Section 8.2 Government Reviews. In a timely manner, Sellers and Purchaser shall (a) make all required assignments, filings, prepare all required applications and conduct negotiations with each Governmental Body as to which such assignments, filings, applications or negotiations are necessary or appropriate in the consummation of the transactions contemplated hereby, including with respect to the transfer or re-issuance of all required Permits, and (b) provide such information as each may reasonably request to make such assignments, filings, prepare such applications and conduct such negotiations. Each Party shall reasonably cooperate with and use all reasonable efforts to assist the other with respect to such filings, applications, and negotiations.

Section 8.3 Public Announcements; Confidentiality.

(a) Neither Sellers nor Purchaser shall make any press release or other public announcement regarding the identity of the Parties or disclosing express terms of this Agreement without the prior written consent of the other Party; provided, however, that the foregoing shall not restrict such disclosures to the extent (i) necessary for a Party to perform this Agreement (including such disclosure to Governmental Bodies or Third Parties holding Preferential Rights to Purchase, rights to consent to assignment or other rights that may be applicable to the transactions contemplated by this Agreement as is reasonably necessary to provide notices, seek waivers, amendments or termination of such rights, or seek such consents) or (ii) required (upon advice of counsel) by applicable securities or other Laws or the applicable rules of any stock exchange having jurisdiction over the Parties or their respective Affiliates; provided further, however, that each Party shall use its reasonable efforts to consult with the other Party regarding the contents of any such release or announcement prior to making such release or announcement.

(b) The terms of the Confidentiality Agreement are incorporated by reference, and the Confidentiality Agreement shall continue in full force and effect in accordance with its terms until the Closing Date. The Parties shall keep the terms of this Agreement confidential and shall not disclose such information to Third Parties (except as may be required to enforce this Agreement or as may be required by law). The foregoing confidentiality restrictions shall not apply to information that (i) is generally available to the public as of the Closing Date, or (ii) becomes generally available to the public after the Closing Date other than as a result of disclosure by Purchaser in violation of this Section 8.3(b). Nothing in this Section 8.3(b) shall restrict such disclosures, except with respect to the Excluded Assets, to the extent (1) necessary for Purchaser to perform this Agreement (including such disclosure to any Representatives of Purchaser to the extent necessary to assist Purchaser with the performance of its obligations hereunder), (2) required (upon advice of counsel) by applicable securities or other Laws or the applicable rules of any stock exchange having jurisdiction over the Parties or their respective Affiliates, (3) necessary for tax purposes, or (4) related to any dispute under or related to this Agreement, the other documents executed pursuant to or in connection with this Agreement, or the transactions contemplated hereby or thereby. The obligations of the Parties set forth in this Section 8.3(b) shall survive indefinitely. If Closing should occur, the Confidentiality Agreement shall terminate (except as to (i) such portion of the Assets that are not conveyed to Purchaser pursuant to the provisions of this Agreement, (ii) the Excluded Assets and (iii) information related to interests and assets other than the Assets). In the event a provision contained in the Confidentiality Agreement conflicts with a provision contained in this Agreement, the provision contained in this Agreement shall control.

Section 8.4 Operation of Business.

(a) Except as to (x) requirements from a Governmental Body or applicable Laws or (y) as expressly contemplated by this Agreement or as expressly consented to by Purchaser in writing and in advance, from the Execution Date until the Closing Date, Sellers will:

(i) conduct the ownership and operation of the Assets in the ordinary course of business, and in each case, consistent with (A) the Reasonably Prudent Owner Standard and (B) in substantially the same manner as conducted by Sellers in the twelve (12) month period prior to the Execution Date;

(ii) not propose, conduct, agree to or make any election to participate in, or make any non-consent election with respect to, any capital expenditures for operations, in each case, that individually is reasonably estimated to involve commitments in excess of One Hundred Thousand Dollars ($100,000) (net to the Working Interest of Sellers);

(iii) not transfer, sell, hypothecate, Decommission, encumber, novate, swap, trade, exchange, pledge, relinquish, abandon or otherwise dispose of any portion of the Assets (including Properties or Equipment, machinery, tools, fixtures or other tangible personal property and improvements) except for (A) sales and dispositions of Hydrocarbons made in the ordinary course of business, and (B) the plugging and abandonment of any Assets to the extent required by applicable Laws or Contracts; provided that, notwithstanding anything to the contrary in this Agreement, advance written consent from Purchaser shall be required prior to the plugging and abandonment of any Asset;

(iv) not enter into, execute, terminate (other than terminations based on the expiration without any affirmative action by Seller), novate, amend, waive, assign, dispose of, affirmatively release any material right under or extend any Material Contracts;

(v) use commercially reasonable efforts to maintain existing material Permits affecting the Assets;

(vi) maintain the books of accounts and Records of each Seller in the ordinary course of business, in accordance with its usual accounting practices;

(vii)   use commercially reasonable efforts to maintain or, to the extent expiring, renew in similar amounts and types to the extent then available on commercially reasonable terms and prices, the current insurance policies of the Seller Group, and not voluntarily reduce or terminate any existing insurance of Sellers;

(viii) promptly, but in any event within three (3) Business Days, notify Purchaser of any actions, suits or proceedings filed with any Governmental Body, or, to Sellers’ Knowledge, threatened in writing against any Seller, that pertain to the Assets or the transactions contemplated by this Agreement, or any actual or threatened Casualty Loss;

(ix) not institute any action, or enter into, or offer to enter into, any compromise, release or settlement of any action pertaining to the Assets of any Seller, or waive or release any material right of any Seller, (A) for which the amount in controversy is reasonably expected to be in excess of One Hundred Thousand Dollars ($100,000) (net to the Working Interest of Sellers), or (B) with respect to any compromise, release or settlement, that (1) does not result in a final resolution of the applicable Seller’s liability with respect to a Third Person Claim (including, in the case of a settlement, an unconditional written release of the Indemnified Person from all further liability in respect of such Third Person Claim), (2) provides for any injunctive relief against, or requires any performance by, any Seller other than payment of monetary Damages or (3) otherwise may adversely affect the ownership and/or operation of the Assets with respect to any period of time after the Effective Time (other than as a result of monetary damages);

(x) other than Preferential Rights to Purchase arising under customary A.A.P.L. form joint operating agreements, not grant or create any Preferential Right to Purchase or Required Consent (other than any Required Consent that cannot, by its express terms, be unreasonably withheld, conditioned or delayed by the holder thereof) with respect to the Assets;

(xi) promptly, but in any event within three (3) Business Days, furnish Purchaser with a copy of all drilling, completion and workover AFEs that Sellers receive after the Execution Date which will be binding on the Assets after the Effective Time from any Third Parties or upon issuance by the Sellers or any Affiliate of Sellers; provided that, notwithstanding anything to the contrary in this Agreement, advance written consent from Purchaser shall not be required prior to the issuance of any such AFE by Seller or any Affiliate of Seller for operation of the Operated Wells and Leases in accordance with Section 8.4(a)(i) that Sellers reasonably expect to result in aggregate costs to Sellers in an amount less than One Hundred Thousand Dollars ($100,000), net to the Working Interest of Seller; and

(xii) not enter into any agreement with respect to any act prohibited by the foregoing.

(b) Purchaser’s approval of any action restricted by Section 8.4(a) shall not be unreasonably withheld, conditioned or delayed, except for any consent of Purchaser with respect to clauses (iii), (iv), (vii), (ix) and (x) (which consent shall be granted or withheld by Purchaser in its sole discretion), and shall be considered granted within ten (10) days (unless a shorter time is reasonably required by the circumstances and such shorter time is expressly specified in Sellers’ notice) of Sellers’ notice to Purchaser requesting such consent unless Purchaser notifies Seller to the contrary during that period. Notwithstanding the foregoing provisions of this Section 8.4, in the event of an emergency or risk of loss, damage, or injury to any person, property or the environment, Sellers may take such actions as are reasonably necessary to address an emergency to protect life or protect against an imminent and substantial threat to environment or property, or as otherwise required by applicable Law, and shall notify Purchaser of such action promptly thereafter.

Requests for approval of any action restricted by this Section 8.4 shall be delivered to Grayson Pranin at gpranin@sandridgeenergy.com, who shall have full authority to grant or deny such requests for approval on behalf of Purchaser.

Section 8.5 Operatorship. While Purchaser acknowledges that it desires to succeed Sellers as operator of the Assets that a Seller or its Affiliate operates, Purchaser acknowledges and agrees that Sellers cannot and do not covenant or warrant that Purchaser will become successor operator of the same because the Assets or portions thereof may be subject to operating or other agreements that control the appointment of a successor operator.

Section 8.6 Change of Name. Within sixty (60) days after the Closing, Purchaser shall eliminate the name “Rockies Resources Holdings” and any variants thereof from the Assets, and Purchaser shall have no right to use any logos, trademarks or trade names belonging to Sellers or their Affiliates.

Section 8.7 Replacement of Bonds, Letters of Credit and Guaranties. The Parties understand that none of the bonds, letters of credit or guaranties, if any, posted by Sellers with Governmental Bodies, co-owners or any other Person and relating to the Assets will be transferred to Purchaser. Promptly after the Execution Date, Purchaser or an Affiliate of Purchaser will obtain, or cause to be obtained (or will file for or initiate or cause to be filed for or initiated with the applicable Governmental Bodies, co-owners or any other Person) in the name of Purchaser or its Affiliates, replacements for the bonds, letters of credit and guaranties identified by Sellers on Schedule 8.7.

Section 8.8 Amendment to Schedules. Purchaser agrees that, with respect to the representations and warranties of Sellers contained in this Agreement, Sellers will have the continuing right until the Closing Date to provide Purchaser with amendments to the Schedules to Sellers’ representations and warranties contained in this Agreement. However, for all purposes of this Agreement, including for purposes of determining whether the conditions set forth in Section 9.2 have been fulfilled, the Schedules to Sellers’ representations and warranties contained in this Agreement shall be deemed to include only that information contained therein on the Execution Date and any information related to a matter arising after the Effective Time. Until the date that is three (3) Business Days prior to Closing, Sellers shall have the right (but not the obligation) to supplement the disclosure Schedules relating to the representations and warranties set forth in Article 6 with respect to any matters occurring subsequent to the Execution Date. Except to the extent such updates are a direct result of actions taken with Purchaser’s consent pursuant to Section 8.4, prior to Closing, any such supplement shall not be considered for purposes of determining if Purchaser’s Closing conditions have been met under Section 9.2. If the Closing occurs, such supplements would have a Material Adverse Effect (and Sellers provided Purchaser notice in advance of Purchaser evaluating whether or not to consummate the Closing that such supplement(s) do constitute a Material Adverse Effect), and Purchaser does not elect to terminate this Agreement arising out of such failed condition to Closing (and Sellers do not otherwise agree to indemnify Purchaser for such matter(s)), then such supplements shall be incorporated into Sellers’ disclosure Schedules and any claim related to such matters disclosed in the supplements shall be deemed waived and Purchaser shall not be entitled to make a claim thereon under this Agreement or otherwise with respect to such matters. For the avoidance of doubt, nothing in this Section 8.8 shall alleviate or circumvent Sellers’ obligation to provide full and complete disclosures as of the Execution Date based on Sellers’ Knowledge at the time.

Section 8.9 Further Assurances. Prior to the Closing, Purchaser agrees to use commercially reasonable efforts to assist and support Sellers in obtaining any consents to assign set forth in the Applicable Contracts, Partially Assigned Contracts and Surface Agreements that are triggered by the transactions contemplated hereby, at Sellers’ sole cost and expense. After the Closing, Sellers and Purchaser agree to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by a Party for carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement. In the event Purchaser or any Affiliate of Purchaser comes into possession of any Excluded Assets after Closing, Purchaser shall deliver, or cause such Affiliate to deliver, such Excluded Assets to Sellers. In the event Sellers or any Affiliate of Sellers come into possession of any Assets after Closing, Sellers shall deliver, or cause such Affiliate to deliver, such Assets to Purchaser.

Section 8.10 Suspense Funds. Purchaser acknowledges that Suspense Funds may exist as of the Closing Date. Subject to the other terms and conditions of this Agreement, including Sellers’ representations and warranties in Section 6.16, if Closing occurs, Purchaser accepts sole responsibility for and agrees to pay all costs and expenses associated with the Suspense Funds as an Assumed Purchaser Obligation to the extent Purchaser receives credit for such Suspense Funds in the Final Settlement Statement pursuant to Section 10.4(b). Purchaser shall receive credit for the amount of Suspense Funds held by or on behalf of Sellers (plus any earned or accrued interest) as of the date of the preparation of the Preliminary Settlement Statement and Final Settlement Statement pursuant to Section 10.4(a) and Section 10.4(b), which credit shall be accounted for in such Preliminary Settlement Statement and Final Settlement Statement (but such credit will not, in any event, be considered an adjustment to the Unadjusted Purchase Price).

Section 8.11 Records. No later than two (2) Business Days after the Closing Date, Sellers shall make available to Purchaser all Records in electronic form that are in the possession or control of Sellers. No later than five (5) days after the Closing Date, Sellers shall make available to Purchaser all other Records for pickup or copying, as applicable, as determined by Sellers, during normal business hours.

Section 8.12 Transition Services. Following the Closing, for the remainder of the calendar month in which Closing occurs and through November 30, 2026, Sellers shall provide the following services with respect to the Assets for the benefit of Purchaser (collectively, the “Transition Services”): (1) services related to accounting functions, which include joint interest billing, and revenue distribution, (2) production reporting, (3) gas severance tax reporting and remittance, (4) state royalty payments and reporting and (5) any other administrative back-office services mutually agreed upon by the Parties that were performed by Sellers prior to the Closing and reasonably required to ensure the efficient transfer of the Assets to Purchaser, in each case, with respect to the Assets. In consideration for performing the Transition Services, Purchaser shall pay Sellers Seven Thousand Five Hundred Dollars ($7,500) per calendar month (prorated for any calendar month in which the Transition Services are not provided for the entire calendar month), and Purchaser shall reimburse Sellers for any out-of-pocket third party costs and expenses incurred by Sellers in connection with providing the Transition Services. Sellers shall not incur, and Purchaser shall not have any liability or obligations of reimbursement for, any out-of-pocket costs in excess of $5,000.00 in connection with any single transaction or series of transactions without Purchaser’s express written consent. Sellers shall submit to Purchaser an invoice (together with reasonable supporting documentation for out-of-pocket costs and expenses) for the Transition Services monthly and Purchaser shall pay such invoice in full within 30 days after Purchaser’s receipt thereof. In the event Purchaser disputes in good faith all or any part of an invoice amount, Purchaser shall, on or before the due date of such invoice, (A) pay all undisputed amounts and (B) provide Sellers with written notice of the details of the billing dispute, together with all supporting documentation. The Parties agree to work diligently and in good faith to resolve all billing disputes. Any disputed amount found to be properly owed to Sellers shall be paid within five Business Days following resolution of the dispute. Sellers shall continue performing the Transition Services in accordance with this Agreement pending resolution of any dispute. Notwithstanding any provision to the contrary contained herein, Purchaser shall RELEASE, DEFEND, INDEMNIFY AND HOLD HARMLESS Seller Group from any and all Damages incurred by, imposed upon or rendered against Seller Group to THE extent that such Damages are in respect of, arise out of, or based upon the performance of the Transition Services under this Agreement, INCLUDING ANY DAMAGES CAUSED BY THE NEGLIGENT ACTS OR OMISSIONS OF ANY OF THE SELLER GROUP BUT NOT FOR SELLER GROUP’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT. The indemnity obligation set forth in this Section 8.12 shall survive Closing indefinitely.

Section 8.13 Information Rights. For the two (2) year period after Closing, the Parties shall, and shall cause their respective Affiliates and the Parties and their respective successors and assigns to, provide each other with all daily drilling, completion and production data, reports and information from any well drilled on, with respect to Purchaser, the Lands and, with respect to Sellers, and the Sellers’ Lands, after Closing.

Section 8.14 Non-Interference.

(a) Sellers acknowledge that Purchaser is entering into this Agreement and assuming the Assumed Purchaser Obligations in contemplation of undertaking substantial further development of the Assets, which development is intended to permit Purchaser to satisfy such Assumed Purchaser Obligations. As a material inducement to Purchaser to enter into this Agreement, from and after the Closing, Sellers shall not, and shall ensure and cause their controlled Affiliates and each individual listed on Schedule 8.14(a) (together with Sellers and their controlled Affiliates, each a “Restricted Person”) not to, directly or indirectly, commence or cause the commencement of the drilling of any new Hydrocarbon or other well that is located (at any point along such wellbore) within 1,200 feet of any Well or Drilling Spacing Unit included in the Assets, unless the Parties mutually agree otherwise in writing, during the period from and after the Execution Date and ending on the date that is one year after the Closing Date (the “Non-Interference Period”).

(b) Notwithstanding anything to the contrary in this Agreement, the Parties agree that if any court of competent jurisdiction in a final non-appealable judgment determines that a specified time period, a specified geographic area, a specified business limitation, or any other relevant feature of this Section 8.13 is unreasonable, arbitrary or against public policy, then a lesser period, geographical area, business limitation or other relevant feature that is determined by such court to be reasonable, not arbitrary and not against public policy may be enforced against the applicable Party. If any Law or court interpreting such Law does not allow such lesser time period, geographical area, business limitation, or other relevant feature to be enforced against the applicable Person, the Parties acknowledge and agree that Section 14.16 will apply.

(c) Provided that the Closing occurs, from and after the Closing Date until the end of the Non-Interference Period, Sellers shall enforce the terms of this with the other Restricted Persons to the extent such terms restrict or prohibit certain actions by any such Restricted Person. Additionally, each Restricted Person set forth on Schedule 8.14(a) attached hereto hereby acknowledges and agrees to abide by each covenant set forth in this Section 8.14.

Article 9
CONDITIONS TO CLOSING

Section 9.1 Sellers’ Conditions to Closing. The obligations of Sellers to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by Sellers) on or prior to the Closing of each of the following conditions precedent:

(a) Representations. The representations and warranties of Purchaser shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date);

(b) Performance. Purchaser shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date, taken as a whole and not on an individual basis;

(c) No Action. On the Closing Date, no Order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement shall have been issued and remain in force, and no suit, action or other Proceeding by any Governmental Body seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement, or seeking Damages in connection therewith, shall be pending before any Governmental Body;

(d) Governmental Body Approvals. All material consents and approvals of any Governmental Body required for the transfer of the Assets from Sellers to Purchaser as contemplated under this Agreement (other than Customary Post-Closing Consents) shall have been granted;

(e) Deliveries. Purchaser shall have delivered (or be ready, willing and able to deliver at Closing) to Sellers the documents and certificates to be delivered by Purchaser under Section 10.3; and

(f) Title; Environmental; Casualty Losses. The sum (without duplication) of (i)  all Title Defect Amounts reasonably asserted in good faith pursuant to Section 4.2 with respect to Title Defects that have not been cured by Sellers on or prior to the Closing, subject to the Defect Threshold and the Aggregate Defect Deductible, (ii)  except as set forth in clause (iii) hereof, all Remediation Amounts for Adverse Environmental Conditions reasonably asserted in good faith pursuant to Section 5.1 that have not been Remediated by Sellers on or prior to the Closing, subject to the Defect Threshold and the Aggregate Defect Deductible, (iii)  if Sellers retain any Environmental Defect Property pursuant to Section 5.1(b)(iii), all Allocated Values of such Properties so retained by Sellers, (iv)  all Casualty Losses pursuant to Section 4.7 that have not been repaired by Sellers on or prior to the Closing, and (v) the Allocated Value, if any, of any Allocated Assets excluded from this transaction pursuant to Section 4.6(b), shall be less than Six Million Five Hundred Thousand Dollars ($6,500,000).

Section 9.2 Purchaser’s Conditions to Closing. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by Purchaser) on or prior to the Closing of each of the following conditions precedent:

(a) Representations. (i) The representations and warranties of Sellers (other than the Fundamental Representations of Sellers) shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), and (ii) the Fundamental Representations of Sellers shall be true and correct as of the Closing Date as though made on and as of the Closing Date;

(b) Performance. Sellers shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by Sellers under this Agreement prior to or on the Closing Date, taken as a whole and not on an individual basis;

(c) No Action. On the Closing Date, no Order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement shall have been issued and remain in force, and no suit, action or other Proceeding by any Governmental Body seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement, or seeking substantial Damages in connection therewith, shall be pending before any Governmental Body;

(d) Governmental Body Approvals. All material consents and approvals of any Governmental Body required for the transfer of the Assets from Sellers to Purchaser as contemplated under this Agreement (other than Customary Post-Closing Consents) shall have been granted;

(e) Deliveries. Sellers shall have delivered (or be ready, willing and able to deliver at Closing) to Purchaser the documents and certificates to be delivered by Sellers under Section 10.2; and

(f) Title; Environmental; Casualty Losses. The sum (without duplication) of (i) all Title Defect Amounts reasonably asserted in good faith pursuant to Section 4.2 with respect to Title Defects that have not been cured by Sellers on or prior to the Closing, subject to the Defect Threshold and the Aggregate Defect Deductible, (ii) except as set forth in clause (iii) hereof, all Remediation Amounts for Adverse Environmental Conditions reasonably asserted in good faith pursuant to Section 5.1 that have not been Remediated by Sellers on or prior to the Closing, subject to the Defect Threshold and the Aggregate Defect Deductible, (iii) if Sellers retain any Environmental Defect Property pursuant to Section 5.1(b)(iii), all Allocated Values of such Properties so retained by Sellers, (iv) all Casualty Losses pursuant to Section 4.7 that have not been repaired by Sellers on or prior to the Closing and (v) the Allocated Value, if any, of any Assets excluded from this transaction pursuant to Section 4.6(b) shall be less than Six Million Five Hundred Thousand Dollars ($6,500,000).

Article 10
CLOSING

Section 10.1 Time and Place of Closing. Consummation of the purchase and sale transaction as contemplated by this Agreement (the “Closing”), shall, unless otherwise agreed to in writing by the Parties, take place electronically by exchanging the Closing deliveries set forth in Section 10.2 and Section 10.3 at 9:00 a.m. Mountain Time, on August 11, 2026, or 30 days after Purchaser receives substantially all material diligence materials, whichever is later (the “Scheduled Closing Date”), or, if all conditions in Article 9 to be satisfied prior to the Closing have not yet been satisfied or waived by such date, within five (5) Business Days of such conditions having been satisfied or waived (in each case, excluding any conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of such conditions), subject to the Parties’ rights to terminate this Agreement under Article 11. The date on which the Closing occurs is herein referred to as the “Closing Date.”

Section 10.2 Obligations of Sellers at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Purchaser of its obligations pursuant to Section 10.3, Sellers shall deliver or cause to be delivered to Purchaser the following:

(a) counterparts of the conveyance of all the Assets in substantially the form attached hereto as Exhibit B (the “Conveyance”), in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices, duly executed by Sellers and acknowledged before a notary public;

(b) a certificate duly executed by an authorized officer of Sellers, dated as of the Closing Date, certifying on behalf of Sellers that the conditions set forth in Section 9.2(a) and Section 9.2(b) have been fulfilled;

(c) a completed and duly executed IRS Form W-9 of each Seller;

(d) an executed statement described in Treasury Regulation § 1.1445-2(b)(2) certifying that each Seller is not a foreign person within the meaning of the Code (or, if any Seller is a disregarded entity for U.S. federal income Tax purposes, the first regarded owner of such Seller for U.S. federal income Tax purposes);

(e) counterparts of the change of operator forms, other assignment forms and Customary Post-Closing Consents required by applicable regulatory and Governmental Bodies, duly executed by the applicable Sellers;

(f) duly executed and acknowledged releases of any Liens burdening the Assets imposed in connection with any Debt Contract to which any Seller or its Affiliate is a party (other than Permitted Encumbrances);

(g) an executed Preliminary Settlement Statement;

(h) a limited parent guaranty in substantially the same form attached hereto as Exhibit C (“Parent Guaranty”), executed by Sellers and Trace Energy Resources Fund LP; and

(i) all other instruments, documents and other items reasonably necessary to effectuate the terms of this Agreement as may be reasonably requested by Purchaser, including letters-in-lieu of transfer orders with respect to the Wells duly executed by Sellers in a form mutually agreeable to the Parties.

Section 10.3 Obligations of Purchaser at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Sellers of their obligations pursuant to Section 10.2, Purchaser shall deliver or cause to be delivered to Sellers the following:

(a) a wire transfer in immediately available funds of the Closing Payment to the account designated by Sellers, which designation shall be furnished to Purchaser no later than two (2) days prior to the Closing Date;

(b) counterparts of the Conveyance, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices, duly executed by Purchaser and acknowledged before a notary public;

(c) a certificate duly executed by an authorized officer of Purchaser, dated as of the Closing Date, certifying on behalf of Purchaser that the conditions set forth in Section 9.1(a) and Section 9.1(b) have been fulfilled;

(d) evidence of replacement bonds, guaranties and letters of credit required pursuant to Section 8.7;

(e) counterparts of the change of operator forms, other assignment forms and Customary Post-Closing Consents required by the applicable regulatory authority and Governmental Bodies, duly executed by Purchaser (or its designated Affiliate);

(f) an executed Preliminary Settlement Statement;

(g) counterparts to the Parent Guaranty; and

(h) all other instruments, documents and other items reasonably necessary to effectuate the terms of this Agreement as may be reasonably requested by Sellers, including letters-in-lieu of transfer orders with respect to the Wells duly executed by Purchaser in a form mutually agreeable to the Parties.

Section 10.4 Closing Payment and Post-Closing Unadjusted Purchase Price Adjustments.

(a) Not later than 5:00 p.m. Mountain Time on the date that is five (5) Business Days prior to the Scheduled Closing Date, Sellers shall prepare and deliver to Purchaser a preliminary settlement statement estimating the initial Adjusted Purchase Price after giving effect to all adjustments set forth in Section 3.4 (the “Preliminary Settlement Statement”), together with all documents reasonably necessary to support Sellers’ proposed adjustments contained therein. Purchaser will have the right to propose (on or before the date that is two (2) Business Days prior to the Scheduled Closing Date), and Sellers will consider in good faith, Purchaser’s reasonable comments to the Sellers’ draft of the Preliminary Settlement Statement. The estimate delivered in accordance with this Section 10.4(a) less the Deposit shall constitute the dollar amount to be paid by Purchaser to Sellers at the Closing (the “Closing Payment”).

(b) As soon as reasonably practicable after the Closing but not later than the later of (x) 105 days following the Closing Date and (y) the date on which the Parties finally determine or the Title Expert or Environmental Expert, as applicable, finally determines, all Disputed Title Matters under Section 4.4 and all Disputed Environmental Matters under Section 5.2, Purchaser shall prepare and deliver to Sellers a final settlement statement (“Final Settlement Statement”) setting forth (i) the final calculation of the Adjusted Purchase Price, (ii) the amount of unreimbursed Third Party Property Costs as described in Section 2.4(c) and (iii) the amount of any Suspense Funds held by Sellers (plus earned or accrued interest) as of the date such statement is prepared. Purchaser shall supply available documentation in reasonable detail to support any adjustment, credit, charge, receipt or other item. As soon as reasonably practicable but not later than the tenth (10th) Business Day following receipt of Purchaser’s statement hereunder, Sellers shall deliver to Purchaser a written report containing any changes that Sellers propose be made to such statement. Purchaser may deliver a written report to Sellers during this same period reflecting any changes that Purchaser proposes to be made to such statement as a result of additional information received after the statement was prepared.

(c) The Parties shall undertake to agree on the Final Settlement Statement. In the event that the Parties cannot reach agreement within five (5) Business Days following the receipt of Purchaser’s written report of proposed changes to the Final Settlement Statement, then, after written notice to the other Party, a Party may refer the remaining matters in dispute to an independent certified public accounting firm qualified and of national recognition in the United States that is mutually agreeable to the Parties and not currently providing any accounting services to any Party (the “Independent Accountant”); provided that if within fifteen Business Days after such referral, the Parties cannot mutually agree on an Independent Accountant, either Party or both Parties collectively may request that the Dallas, Texas office of the American Arbitration Association select the Independent Accountant, which must be independent with respect to all Parties, and such determination by the American Arbitration Association will be binding on the Parties absent a conflict of interest. Within fourteen (14) Business Days after a Party’s referral of the remaining matters in dispute to the Independent Accountant, Purchaser (on the one hand) and Sellers (on the other hand) shall submit separate written statements setting forth their respective positions with respect to all matters that remain in dispute relating to the Final Settlement Statement. Within thirty (30) days after the submission of such matters to the Independent Accountant, or as soon as practicable thereafter, the Independent Accountant, acting as an expert and not as an arbitrator, will make a final determination, binding on Sellers and Purchaser (absent fraud or manifest error). There shall be no ex parte communications between Sellers or Purchaser, on the one hand, and the Independent Accountant, on the other hand, relating to those matters in dispute, other than the initial written submission by Sellers and Purchaser of their respective positions on the matters in dispute and written answers by Sellers and Purchaser to written questions from the Independent Accountant. In determining the proper amount of any adjustment to the Final Settlement Statement related to any disputed item, the Independent Accountant shall not increase the Adjusted Purchase Price more than the increase proposed by Sellers nor decrease the Adjusted Purchase Price more than the decrease proposed by Purchaser, as applicable. The Independent Accountant shall act as an independent neutral expert for the limited purpose of determining the specific disputed matters submitted by the Parties and may not award Damages, interest or penalties to the Parties with respect to any matter. For the avoidance of doubt, the Independent Accountant shall not make any determination with respect to any matter other than those matters affecting the calculations of the Final Settlement Statement that remain in dispute. The non-prevailing Party shall pay all costs and expenses (including reasonable attorneys’ fees, the costs associated with each Party presenting its case and the costs and fees of the Independent Accountant).

(d) Within ten (10) days after the earliest of (i) the expiration of Purchaser’s ten (10)-Business Day review period without delivery of any written report by Purchaser, (ii) the date on which the Parties finally determine the matters required to be set forth in the Final Settlement Statement and (iii) the date on which the Independent Accountant finally determines the disputed matters submitted to it, as applicable (such date, the “Final Settlement Date”), (A) Purchaser shall pay to Sellers the amount by which (1) the final Adjusted Purchase Price, less the Deposit amount, plus the amount of unreimbursed Third Party Property Costs, less the Suspense Funds (as described in Section 8.10), exceeds (2) the Closing Payment or (B) Sellers shall pay to Purchaser the amount by which the Closing Payment exceeds the final Adjusted Purchase Price, less the Deposit amount, plus the amount of unreimbursed Third Party Property Costs, less the Suspense Funds, as applicable. Any such payment shall be made by wire transfer of immediately available funds to the account or accounts specified pursuant to wire instructions delivered in advance by Sellers or Purchaser, as applicable.

(e) Notwithstanding anything to the contrary in this Agreement, following the date that is 12 months after the Closing Date (the “Cut-off Date”), there shall be no adjustment for, or obligation to pay or account for, as between the Parties, for proceeds of production or Property Costs, in each case, attributable to the Assets. Within 30 days after the end of each calendar month from and after the Final Settlement Date until the Cut-off Date (including the calendar months in which the Final Settlement Date and the Cut-off Date occur), upon written request by either Party, Sellers and Purchaser shall: (i) determine in good faith the aggregate net amount of: (A) all income, proceeds, receipts and credits received by each Party during such calendar month (or longer period, to the extent not conducted monthly) to which the other Party is entitled under Section 2.4(a); and (B) all Property Costs for which each Party is responsible under Section 2.4(a) but were paid by the other Party during such period; and (ii) true-up such aggregate net amount between Sellers, on the one hand, and Purchaser on the other hand, as follows: (A) if such netting and true-up results in a net amount payable by Purchaser to Sellers, then Purchaser shall pay to Sellers such amount; and (B) if such netting and true-up results in a net amount payable by Sellers to Purchaser, then Sellers shall pay to Purchaser such amount. For the avoidance of doubt, any such netting and true-up shall be made without duplication of any such amounts that were accounted for in the Preliminary Settlement Statement or the Final Settlement Statement, as applicable.

(f) All payments made or to be made under this Agreement to Sellers shall be made by electronic transfer of immediately available funds to the account designated by Sellers in writing to Purchaser (with email being sufficient). All payments made or to be made hereunder to Purchaser shall be made by electronic transfer of immediately available funds to the account designated by Purchaser (with email being sufficient).

Article 11
TERMINATION

Section 11.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Sellers and Purchaser;

(b) by either Purchaser or Sellers if the Closing has not occurred on or before the tenth Business Day after the Scheduled Closing date, or such later date as shall be mutually agreed to in writing by Purchaser and Sellers;

(c) by Sellers if (i) the conditions set forth in Section 9.1 (other than those conditions that by their nature are to be satisfied at the Closing) are not satisfied or are not capable of satisfaction as of the tenth Business Day after the Scheduled Closing Date and have not been waived by Sellers; and (ii) Sellers are ready, willing and able to consummate the Closing;

(d) by Purchaser if (i) the conditions set forth in Section 9.2 (other than those conditions that by their nature are to be satisfied at the Closing) are not satisfied or are not capable of satisfaction as of the tenth Business Day after the Scheduled Closing Date and have not been waived by Purchaser; and (ii) Purchaser is ready, willing and able to consummate the Closing;

(e) by either Purchaser or Sellers if any Governmental Body shall have commenced or threatened to commence any Proceeding to materially delay or enjoin the transactions evidenced by this Agreement; or

(f) by Sellers if Purchaser fails to timely pay the Deposit (but only until Purchaser actually pays the Deposit);

provided, however, that no Party shall be entitled to terminate this Agreement under Section 11.1(b)-(d) if the Closing has failed to occur because the terminating Party breached, failed to perform or observe in any material respect its representations, warranties, covenants or agreements hereunder, including, if and when required, such Party’s obligations to consummate the transactions contemplated hereunder at Closing; provided, further that this Article 11 shall set forth the exclusive remedies of each Party for the failure of Closing to occur (and any associated breach by the other Party to the extent it gives rise to a right to terminate under this Section 11.1).

Section 11.2 Effect of Termination. If this Agreement is terminated pursuant to Section 11.1, this Agreement shall become void and of no further force or effect, except for the Confidentiality Agreement and the provisions of Section 8.1(d), Section 8.1(e), Section 8.3, Article 11, Article 14 and Appendix A, which shall continue in full force and effect, and Sellers shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of the Assets to any Person without any restriction under this Agreement.

Section 11.3 Remedies for Breach; Distribution of Deposit Upon Termination.

(a) In the event that (i) Sellers could terminate this Agreement under Section 11.1(b) or Section 11.1(c), (ii) Purchaser’s breach or failure to perform its representations, warranties, covenants or agreements hereunder, individually or in the aggregate, with all other breaches and failures to perform that have not been waived in writing, are preventing or have prevented the satisfaction of the conditions set forth in Section 9.1, and (iii) all conditions precedent to the obligations of Purchaser set forth in Section 9.2 have been satisfied or waived in writing by Purchaser (or would have been satisfied except for the breach or failure of any of Purchaser’s representations, warranties or covenants hereunder) then, in such case, Sellers shall promptly elect in writing, as their sole and exclusive remedy against Purchaser for the failure to consummate the transactions contemplated hereunder at Closing (and any associated breach by Purchaser) to (y) terminate this Agreement and retain the Deposit as liquidated damages hereunder, or (z) seek and obtain specific performance of this Agreement against Purchaser as to Purchaser’s Closing obligations, without any obligation to post bond or other security (which requirements are waived by Purchaser). Sellers and Purchaser acknowledge and agree that (1) Sellers’ actual Damages upon the event of such a termination are difficult to ascertain with any certainty, (2) the Deposit is a fair and reasonable estimate by the Parties of such aggregate actual Damages of Sellers, and (3) such liquidated damages do not constitute a penalty. If Sellers elect to retain the Deposit but are, for any reason, prohibited from retaining the Deposit as liquidated damages, Sellers may then pursue whatever legal or equitable rights and remedies may be available to Sellers, including the remedy set forth in subparagraph (z) above.

(b) In the event that (i) Purchaser could terminate this Agreement pursuant to Section 11.1(b) or Section 11.1(d), (ii) Sellers’ breach or failure to perform its representations, warranties, covenants or agreements hereunder, individually or in the aggregate, with all other breaches and failures to perform that have not been waived in writing, are preventing or have prevented the satisfaction of the conditions set forth in Section 9.2 and (iii) all conditions precedent to the obligations of Sellers set forth in Section 9.1 have been satisfied or waived in writing by Sellers (or would have been satisfied except for the breach or failure of any of Sellers’ representations, warranties or covenants hereunder), then, Purchaser shall promptly elect in writing, as the sole and exclusive remedy against Sellers for the failure to consummate the transactions contemplated hereunder at Closing, to (y) terminate this Agreement, receive back the entirety of the Deposit for the sole account of Purchaser, and recover Purchaser’s actual, direct damages from Sellers, including transaction costs or (z) seek and obtain specific performance of this Agreement against Sellers, without any obligation to post bond or other security (which requirements are waived by Sellers).

(c) If this Agreement is terminated under Section 11.1 and Sellers are not entitled to receive and retain the entirety of the Deposit under Section 11.3(a), then no later than five (5) Business Days after the date of such termination Sellers shall refund to Purchaser the entirety of the Deposit, with any interested accrued thereon, and the Parties will have no further obligation or liability to one another hereunder other than as set forth in this Section 11.3, Section 11.2 and the Confidentiality Agreement. Notwithstanding anything to the contrary in this Agreement, Purchaser shall be entitled to receive interest on the Deposit, whether the Deposit is applied against the Unadjusted Purchase Price or returned to Purchaser pursuant to this Section 11.3.

Article 12
ASSUMPTION; INDEMNIFICATION

Section 12.1 Assumption by Purchaser. At Closing, Purchaser shall assume and hereby agrees to fulfill, perform, pay and discharge (or cause to be timely fulfilled, performed, paid or discharged) all of the Assumed Purchaser Obligations.

Section 12.2 Indemnification by Purchaser and Sellers.

(a) Upon the Closing, Purchaser shall indemnify, defend and hold harmless the Seller Group from and against all Damages incurred, suffered by or asserted against such Persons:

(i) caused by or arising out of or resulting from the Assumed Purchaser Obligations, REGARDLESS OF FAULT;

(ii) caused by or arising out of or resulting from any breach of any of Purchaser’s covenants or agreements in this Agreement; and

(iii) caused by or arising out of or resulting from any breach of any representation or warranty made by Purchaser in Article 7.

(b) Upon the Closing, Sellers shall indemnify, defend and hold harmless the Purchaser Group from and against all Damages incurred, suffered by or asserted against such Persons:

(i) caused by or arising out of or resulting from the Retained Seller Obligations, REGARDLESS OF FAULT;

(ii) caused by or arising out of or resulting from any breach of any of Sellers’ covenants or agreements in this Agreement; and

(iii) caused by or arising out of or resulting from any breach of any representation or warranty made by Sellers in Article 6.

From and after the date that is the applicable RO Expiration Date for a Retained Seller Obligation, to the extent there is a definite survival period imposed on such Retained Seller Obligation in the definition of RO Expiration Date, all such Damages arising out of Section 12.2(b)(i) above as to such Retained Seller Obligation shall be deemed Assumed Purchaser Obligations, except to the extent arising out of any matters set forth in a Claim Notice delivered pursuant to Section 12.3 prior to the applicable RO Expiration Date.

(c) Notwithstanding anything to the contrary contained in this Agreement, and except with respect to the Post-Closing Covenants that are required to be performed after Closing, if Closing occurs, this Section 12.2 contains the Parties’ exclusive remedies against each other with respect to breaches of the representations and warranties of Purchaser in Article 7, the covenants and agreements of the Parties in this Agreement and the affirmations of such representations, warranties, covenants and agreements contained in the certificate delivered by each Party at the Closing pursuant to Section 10.3(c), with respect to Purchaser, or Section 10.2(b), with respect to Sellers, except in each case for actions of specific performance or other equitable relief expressly permitted to be sought pursuant to this Agreement with respect to any covenants or obligations hereunder required to be performed after Closing. Except for the remedies contained in the Conveyance, or otherwise set forth in this Agreement, if the Closing occurs, EXCEPT WITH RESPECT TO THE POST-CLOSING COVENANTS THAT ARE REQUIRED TO BE PERFORMED AFTER CLOSING, EACH SELLER AND PURCHASER EACH RELEASE, REMISE AND FOREVER DISCHARGE THE OTHER PARTIES FROM ANY AND ALL SUITS, LEGAL OR ADMINISTRATIVE PROCEEDINGS, CLAIMS, DEMANDS, DAMAGES, LOSSES, COSTS, LIABILITIES, INTEREST, OR CAUSES OF ACTION WHATSOEVER, IN LAW OR IN EQUITY, KNOWN OR UNKNOWN, WHICH SUCH PARTIES MIGHT NOW OR SUBSEQUENTLY MAY HAVE, BASED ON, RELATING TO OR ARISING OUT OF (i) THIS AGREEMENT, (ii) THE OWNERSHIP, USE OR OPERATION OF THE ASSETS, (iii) THE CONDITION, QUALITY, STATUS OR NATURE OF THE ASSETS, INCLUDING RIGHTS TO CONTRIBUTION UNDER CERCLA OR ANY OTHER ENVIRONMENTAL LAW, (iv) BREACHES OF STATUTORY OR IMPLIED WARRANTIES, (v) NUISANCE OR OTHER TORT ACTIONS, AND (vi) RIGHTS TO PUNITIVE DAMAGES AND COMMON LAW RIGHTS OF CONTRIBUTION; provided, however, the foregoing releases, remises and discharges shall not apply to any existing or subsequently entered contractual rights between (i) Purchaser or any of Purchaser’s Affiliates and (ii) any Seller or any of its Affiliates under contracts between them relating to the Assets, other than this Agreement and the documents to be delivered in connection herewith.

(d) The indemnity of Purchaser provided in Section 12.2(a) shall be for the benefit of and extend to each Person included in the Seller Group; provided, however, that any claim for indemnity under this Section 12.2 by any such Person must be brought and administered by a Party to this Agreement or its successors and assigns. No Indemnified Person other than Sellers shall have any rights against Purchaser under the terms of this Section 12.2 except as may be exercised on its behalf by Sellers pursuant to this Section 12.2(d). The indemnity of Sellers provided in Section 12.2(b) shall be for the benefit of and extend to each Person included in the Purchaser Group; provided, however, that any claim for indemnity under this Section 12.2 by any such Person must be brought and administered by a Party to this Agreement or its successors and assigns. No Indemnified Person other than Purchaser shall have any rights against Sellers under the terms of this Section 12.2 except as may be exercised on its behalf by Purchaser pursuant to this Section 12.2(d). Sellers and Purchaser may elect to exercise or not exercise indemnification rights under this Section 12.2 on behalf of the other Indemnified Persons affiliated with it in its sole discretion and shall have no liability to any such other Indemnified Persons for any action or inaction under this Section 12.2.

Section 12.3 Indemnification Actions. Except as provided in Article 13, all claims for indemnification under Section 12.2 shall be asserted and resolved as follows:

(a) For purposes hereof, (i) the term “Indemnifying Person” when used in connection with particular Damages means the Sellers or Purchaser and (ii) the term “Indemnified Person” when used in connection with particular Damages means a Person or Persons included in the Seller Group or the Purchaser Group, as applicable.

(b) To make a claim for indemnification, defense or reimbursement under Section 12.2, an Indemnified Person shall notify the Indemnifying Person of its claim under this Section 12.3, including the specific details (including supporting documentation in such Indemnified Person’s possession or control of the alleged Damages and such Indemnified Person’s good faith estimate of the applicable claim if reasonably practical) of and specific basis under this Agreement for its claim (the “Claim Notice”). In the event that the claim for indemnification is based upon a claim by a Third Party against the Indemnified Person (a “Third Person Claim”), the Indemnified Person shall provide its Claim Notice promptly after the Indemnified Person has actual knowledge of the Third Person Claim and shall enclose a copy of all papers (if any) served with respect to the Third Person Claim; provided, however, that the failure of any Indemnified Person to give notice of a Third Person Claim as provided in this Section 12.3 shall not relieve the Indemnifying Person of its obligations under Section 12.2 except to the extent such failure results in insufficient time being available to permit the Indemnifying Person to effectively defend against the Third Person Claim or otherwise materially prejudices the Indemnifying Person’s ability to defend against the Third Person Claim. In the event that the claim for indemnification (other than a Third Person Claim) is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation(s), warranty(ies), covenants and/or agreements which was or are purportedly inaccurate or breached.

(c) In the case of a claim for indemnification based upon a Third Person Claim, the Indemnifying Person shall have thirty (30) days (or such lesser time as is required to respond to such Third Person Claim) from its receipt of the Claim Notice to notify the Indemnified Person whether it admits its obligation to provide indemnification in respect of such claim and if so, whether it intends to assume the defense of such Third Person Claim under this Article 12. If the Indemnifying Person fails to notify the Indemnified Person within such thirty (30) day period regarding whether the Indemnifying Person admits or denies (A) in the case of Sellers, Purchaser’s right to indemnity from Sellers in respect of such Third Person Claim as provided in this Article 12 or (B) in the case of Purchaser, its obligation to defend the Indemnified Person against such Third Person Claim under this Agreement, then until such date as the Indemnifying Person admits or it is finally determined by a non-appealable judgment that such right or obligation exists, the Indemnified Person may file any motion, answer or other pleading, settle any Third Person Claim or take any other action that the Indemnified Person deems necessary or appropriate to protect its interest, regardless of whether the Indemnifying Person is prejudiced or adversely impacted by any such actions. The Indemnified Person is authorized, prior to and during such thirty (30)-day (or lesser) period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Person and that is not prejudicial to the Indemnifying Person.

(d) If the Indemnifying Person so timely elects to assume the defense under Section 12.3(c), it shall have the right and obligation to diligently defend at its sole cost and expense the Indemnified Person against the Third Person Claim with counsel reasonably satisfactory to the Indemnified Person. Subject to the other provisions of this Section 12.3(d) and Section 12.3(e), the Indemnifying Person shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Person, the Indemnified Person agrees to cooperate in contesting any Third Person Claim which the Indemnifying Person elects to contest at the cost and expense of the Indemnifying Person; provided, however, that the Indemnified Person shall not be required to bring any counterclaim or cross-complaint against any Person. The Indemnified Person may, at its own expense, participate in, but not control, any defense or settlement of any Third Person Claim controlled by the Indemnifying Person pursuant to this Section 12.3(d). An Indemnifying Person shall not, without the written consent of the Indemnified Person, compromise or settle any Third Person Claim or consent to the entry of any judgment with respect thereto that (i) does not result in a final resolution of the Indemnified Person’s liability with respect to the Third Person Claim, including in the case of a settlement an unconditional written release of the Indemnified Person or (ii) may materially or adversely affect the Indemnified Person (including, with respect to Purchaser, the ownership or operation of the Assets) other than as a result of money Damages covered by the indemnity.

(e) If the Indemnifying Person does not assume the defense of such Third Person Claim, or following such assumption, fails to diligently defend, prosecute or settle the Third Person Claim, then, if the Indemnified Person is entitled to indemnification hereunder, the Indemnified Person shall have the right to defend against the Third Person Claim at the sole cost and expense of the Indemnifying Person, with counsel of the Indemnified Person’s choosing, subject to the right of the Indemnifying Person to indemnify against the applicable Third Person Claim at any time prior to settlement or final determination thereof in connection with this Section 12.3(e). If the Indemnifying Person has not yet admitted its obligation to provide indemnification with respect to a Third Person Claim, the defense of which has been assumed by the Indemnified Person, the Indemnified Person shall send written notice to the Indemnifying Person of any proposed settlement and the Indemnifying Person shall have the option for ten (10) days following receipt of such notice to (i) admit in writing its obligation to provide indemnification with respect to the Third Person Claim and (ii) if its obligation is so admitted, consent to or reject, in its reasonable judgment, the proposed settlement. If the Indemnified Person settles any Third Person Claim over the objection of the Indemnifying Person after the Indemnifying Person has timely admitted its obligation in writing in accordance with this Section 12.3(e) and assumed the defense of a Third Person Claim, the Indemnified Person shall be deemed to have waived any right to indemnity therefor. Failure by the Indemnifying Person to timely respond to such notice shall be deemed a consent to the settlement, but not an admission of its obligation to provide indemnification.

(f) In the case of a claim for indemnification not based upon a Third Person Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to (i) cure the Damages complained of, (ii) admit its obligation to provide indemnification with respect to such Damages or (iii) dispute the claim for such indemnification. If the Indemnifying Person does not notify the Indemnified Person within such 30-day period that it has cured the Damages or that it disputes the claim for such indemnification, the Indemnifying Person shall be deemed obligated to provide such indemnification hereunder.

Section 12.4 Limitation on Actions.

(a) Except with respect to the Post-Closing Covenants that are required to be performed by Sellers after Closing and except with respect to the Retained Seller Obligations, the representations, warranties, covenants, agreements or obligations of Sellers, including but not limited to the representations and warranties of Sellers in Article 6 and the corresponding representations and warranties given in the certificate delivered at the Closing pursuant to Section 10.2(b), shall survive for a period of fifteen (15) months after the Closing, except that the Fundamental Representations (and associated indemnity therefor) shall survive indefinitely; provided, however, there shall be no expiration or termination of any bona fide claim validly asserted pursuant to a valid Claim Notice pursuant to this Agreement with respect to such representation, warranty, covenant, or agreement prior to the expiration or termination date of the survival period thereof. The Post-Closing Covenants of Sellers that are required to be performed by Sellers after Closing and the covenants provided under Article 13 shall survive indefinitely. The Special Warranty of Title shall survive the Closing for a period of fifteen (15) months. Each Retained Seller Obligation (and associated indemnification for such Retained Seller Obligation under Section 12.2(b)(i)) shall survive until the applicable RO Expiration Date. It is the express intent of the Parties that, except as provided herein, the survival of the representations, warranties, covenants, agreements and obligations in this Agreement (and the associated right to bring a claim for a breach of such representations, warranties, covenants and obligations) may be shorter than the statute of limitations that would otherwise have been applicable to the representation, warranties, covenants, agreements and obligations. The provisions of this Agreement (including, without limitation, the specific representations, warranties, covenants, agreements and obligations set forth herein and the non-survivability of such representations, warranties, covenants, agreements and obligations) were specifically bargained-for between the Parties and were taken into account by the Parties in arriving at the Unadjusted Purchase Price. The Parties hereby acknowledge that this Agreement is the result of arm’s length negotiations between the Parties and embodies the justifiable expectations of sophisticated parties derived from arm’s length negotiations. The Parties specifically acknowledge that Purchaser does not have a special relationship with the other Party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s length transaction, and there are no grounds for tolling of any applicable statute of limitations.

(b) The representations and warranties of Purchaser in Article 7 and the corresponding representations and warranties given in the certificate delivered at the Closing pursuant to Section 10.3(c) shall survive the Closing for the same time period unless and until such underlying representation, warranty, covenant or agreement expires pursuant to Section 12.4(a). The covenants and agreements of Purchaser (including the Post-Closing Covenants of Purchaser that are required to be performed by Purchaser after Closing) shall survive indefinitely. The remainder of this Agreement (including the disclaimers in Section 6.30) shall survive the Closing without time limit. Representations, warranties, covenants and agreements shall be of no further force and effect after the date of their expiration; provided, however, that there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant or agreement prior to its expiration date.

(c) The indemnities in Section 12.2(a)(i)-(iii) shall survive Closing indefinitely.

(d) The indemnities in Section 12.2(b)(ii) (except as it pertains to a Post-Closing Covenant) and Section 12.2(b)(iii) (except as it pertains to Fundamental Representations) shall survive the Closing for the same time period unless and until such underlying representation, warranty, covenant or agreement expires pursuant to Section 12.4(a). Sellers shall not have any liability for any indemnification under Section 12.2(b)(iii) (except with respect to Fundamental Representations) until and unless (i) with respect to any individual claim for Damages for which a Claim Notice is delivered by Purchaser, the amount of the liability for such Damages exceeds Seventy-Five Thousand Dollars ($75,000) (the “Indemnity Threshold”), and (ii) the aggregate amount of the liability for all Damages for which Claim Notices are delivered by Purchaser and that exceed the Indemnity Threshold exceeds One Million Dollars ($1,000,000), and then only to the extent that such Damages exceed One Million Dollars ($1,000,000). In no event shall Sellers’ indemnity obligation under Section 12.2(b)(iii) (except with respect to Fundamental Representations) exceed Fifteen Million Dollars ($15,000,000).

(e) Notwithstanding anything herein to the contrary, in no event will the Seller Group be entitled to duplicate recovery of the same amounts under this Article 12 with respect to (i) any particular Damage, even though the facts or series of related facts giving rise to such Damage may constitute a breach of more than one representation, warranty or covenant or agreement set forth herein, or in any document delivered in connection with the Closing or (ii) any adjustments to the Unadjusted Purchase Price pursuant to Section 3.4.

(f) The Parties shall treat, for U.S. federal and applicable state income Tax purposes, any amounts paid or received under this Article 12 as an adjustment to the Unadjusted Purchase Price.

Article 13
TAX MATTERS

Section 13.1 Apportionment of Taxes With Respect to Assets. For purposes of this Agreement, all Taxes imposed with respect to the Assets shall be apportioned between Sellers and Purchaser as of the Effective Time with (a) Sellers being responsible for all such Taxes for Tax periods ending prior to and including the day on which the Effective Time occurs and (b) Purchaser being responsible for all such Taxes for Tax periods beginning immediately after the day on which the Effective Time occurs. For a Tax period that includes but does not end on the day on which the Effective Time occurs (a “Straddle Tax Period”), Seller shall be responsible for a proportionate share of the actual amount of such Taxes determined by (a) in the case of Property Taxes and any other Taxes that are not Income Taxes, Taxes based on receipts, sales or payments or otherwise transaction-based, multiplying such actual Taxes by a fraction, the numerator of which is the number of days in the Straddle Tax Period prior to and including the day that includes the Effective Time and the denominator of which is the total number of days in the Straddle Tax Period and (b) in the case of any income Taxes and Taxes based on receipts, sales or payments and other Taxes that are transaction based, a proportionate share of the actual amount of such Taxes for a Straddle Tax Period determined based upon an interim closing of the books at the end of the day on which the Effective Time occurs. For the avoidance of doubt, all ad valorem Taxes shall be allocated based on the period of occupancy or ownership to which such Taxes relate (and not the billing or payment date), and for the purposes of this Section 13.1, the ownership of the Assets shall be deemed to transfer at the end of the date on which the Effective Time occurs. Sellers shall be responsible for filing any Tax Return with respect to the Assets that are first due before the Closing Date (taking into account applicable extensions) and Purchaser shall be responsible for filing any Tax Return with respect to the Assets that are first due on or after the Closing Date (taking into account applicable extensions); provided that each Party, to the extent a Tax Return may affect the Tax liability of the other Party, shall prepare such Tax Return in a manner consistent with the prior practices with respect to the Assets, and deliver a draft of such Tax Return to the other Party for its review and comments reasonably in advance of the filing deadline and incorporate the other Party’s reasonable comments in such Tax Return.

Section 13.2 Like-Kind Exchange. Notwithstanding anything else in this Agreement, each Party shall have the right to structure the transactions contemplated under the terms of this Agreement as a Like-Kind Exchange. Notwithstanding any other provisions of this Agreement, in connection with effectuating a Like-Kind Exchange, each Party shall have the right, at or prior to the Closing Date or any subsequent Closing, to assign all or a portion of its rights under this Agreement (the “Assigned Rights”) to a “qualified intermediary” (as that term is defined in Treasury Regulation § 1.1031(k)-1(g)(4)) or to a “qualified exchange accommodation titleholder” (as that term is defined in U.S. Revenue Procedure 2000-37). In the event a Party (in its capacity as an exchanging party, referred to in this Section 13.2 as an “Exchanging Party”) assigns the Assigned Rights to a “qualified intermediary” pursuant to this Section 13.2, then such Exchanging Party agrees to notify the other Party in writing of such assignment reasonably in advance of the Closing Date. In addition, should a Party choose to effectuate a Like-Kind Exchange, the Parties agree to use commercially reasonable efforts to cooperate with one another in the completion of such an exchange, including the execution of all documents reasonably necessary to effectuate such a Like-Kind Exchange; provided, however, that (a) the Closing Date shall not be delayed or affected by reason of the Like-Kind Exchange, (b) the Exchanging Party shall effect its Like-Kind Exchange through an assignment of the Assigned Rights to a “qualified intermediary” or to a “qualified exchange accommodation titleholder,” but such assignment shall not release such Exchanging Party from any of its liabilities or obligations under this Agreement and (c) the non-Exchanging Party shall incur no additional costs, expenses, fees or Damages as a result of or in connection with the exchange requested by the Exchanging Party. Each Party hereby acknowledges and agrees that any assignment of this Agreement pursuant to this Section 13.2 shall not release a Party from, or modify, any of its respective liabilities and obligations (including indemnity obligations to the other Party) under this Agreement. Neither Party, by its consent to a Like-Kind Exchange by the other Party, shall be responsible in any way for the Exchanging Party’s compliance with the rules applicable to such other Party’s Like-Kind Exchange.

Section 13.3 Refunds. Purchaser agrees to pay to Sellers the amount of any refund or credit against Tax together with any interest thereon received from a Governmental Body after the Closing by Purchaser or its Affiliates in respect of any Taxes imposed with respect to the Assets due with respect to the ownership and operation of the Assets or the production of Hydrocarbons therefrom prior to the Effective Time (determined in the manner described in Section 13.1), to the extent not otherwise taken into account under Section 2.4 or as an adjustment to the Unadjusted Purchase Price under Section 3.4, within five (5) days after such refund or credit is actually received or realized by Purchaser or its Affiliates.

Section 13.4 Audits. From and after the Closing, each of Purchaser, on the one hand, and Sellers, on the other hand (the “Tax Indemnified Person”), shall notify the other Party in writing within fifteen (15) days of receipt by the Tax Indemnified Person of written notice of any pending or threatened audits, adjustments, claims, examinations, assessments or other Proceedings with respect to any Taxes that are likely to affect the liability of such other Party under this Agreement (a “Tax Audit”). If the Tax Indemnified Person fails to give such timely notice to the other Party, it shall not be entitled to indemnification or reimbursement for any Taxes arising in connection with such Tax Audit to the extent such failure to give notice actually and materially adversely affects the other Party. If such Tax Audit relates to Taxes for which one Party is responsible (in whole or in part) hereunder, such Party shall be entitled to conduct and control the defense and settlement of such Tax Audit, but (a) the other Party shall be entitled to participate in any such Tax Audit relating to Taxes for which it may be responsible hereunder at its own expense and (b) the Party controlling the defense and settlement shall not settle, compromise or concede any portion of any Tax Audit that is reasonably likely to affect the Tax liability of the Other Party without the consent of such Other Party, which consent shall not be unreasonably withheld, delayed or conditioned.

Section 13.5 Characterization of Certain Payments. The Parties agree that any payments made pursuant to this Article 13, Article 12 or Section 10.4 shall be treated for all Tax purposes as an adjustment to the Adjusted Purchase Price unless otherwise required by applicable Laws.

Section 13.6 Transfer Taxes, Recording Fees & Transaction Fees. Purchaser shall bear any sales, use, excise, real property transfer or gain, gross receipts, goods and services, registration, recording fees, capital, documentary, stamp or similar Taxes (including any penalties, interest or additional amounts which may be imposed with respect thereto but not including any income or franchise taxes) (collectively, “Transfer Taxes”) imposed upon, or with respect to, the transfer of the Assets or other transactions contemplated hereby. Except as otherwise provided herein, all costs and expenses (including legal and financial advisory fees and expenses) incurred in connection with, or in anticipation of, this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses.

Article 14
MISCELLANEOUS

Section 14.1 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement. A Party’s delivery of an executed counterpart signature page by facsimile or email is as effective as executing and delivering this Agreement in the presence of the other Party. No Party shall be bound until such time as all of the Parties have executed counterparts of this Agreement.

Section 14.2 Notices. All notices and other communications that are required or may be given pursuant to this Agreement must be given in writing, in English and delivered personally, by courier, by e-mail or by registered or certified mail, postage prepaid, as follows:

If to Sellers:

Rockies Resources Holdings LLC

12136 W. Bayaud Ave., Suite 320

Lakewood, CO 80228

Attn: Jesse Martin and Ken Friedman

Email: jmartin@rockiesresourcesllc.com; kfriedman@rockiesresourcesllc.com

If to Purchaser:

SandRidge Exploration and Production, LLC
1 E. Sheridan Ave, Suite 500

Oklahoma City, OK 73104
Attn: Grayson Pranin and Chris Manuel
Email: gpranin@sandridgeenergy.com; cmanuel@sandridgeenergy.com

With a copy (which shall not constitute a notice) to:

Sidley Austin LLP

1000 Louisiana Street, Suite 5900

Houston, TX 77002

Attn: Stephen M. Boone Jr and George J. Vlahakos

Email: stephen.boone@sidley.com; gvlahakos@sidley.com

A Party may change its address for notice by providing notice to the other Party in the manner set forth above. All notices shall be deemed to have been duly given and the receiving Party charged with notice (a) if personally delivered, when received, (b) if mailed, two (2) Business Days after the date of mailing to the address below or (c) if sent by overnight courier, one day after sending. Notwithstanding the foregoing, any notices or other communications delivered pursuant to this Agreement prior to or at the Closing may be given via email, return receipt requested.

Section 14.3 Governing Law; Jurisdiction.

(a) THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF OKLAHOMA WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW WHICH WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION, EXCEPT FOR (i) THE DETERMINATION OF TITLE DEFECTS, TITLE DEFECT AMOUNTS, TITLE BENEFITS, TITLE BENEFIT AMOUNTS AND REAL PROPERTY CONVEYANCING MATTERS, WHICH SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE WHERE THE APPLICABLE PROPERTIES ARE LOCATED AND (ii) THE DETERMINATION OF ADVERSE ENVIRONMENTAL CONDITIONS AND REMEDIATION AMOUNTS, WHICH SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE WHERE THE APPLICABLE PROPERTIES ARE LOCATED AND THE FEDERAL LAWS OF THE UNITED STATES.

(b) THE PARTIES HEREBY IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE CIVIL DISTRICT COURTS OF THE STATE OF OKLAHOMA LOCATED IN OKLAHOMA CITY, OKLAHOMA, AND APPROPRIATE APPELLATE COURTS THEREFROM, AND EACH PARTY HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF any dispute, controversy or claim arising out of or relating to this agreement or any document delivered or any contemplated transaction or transaction contemplated by any transaction documents shall be exclusively litigated in such courts described above having sites in Oklahoma City, Oklahoma. THE PARTIES HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAWS, ANY OBJECTION WHICH THEY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH DISPUTE, CONTROVERSY OR CLAIM BROUGHT IN ANY SUCH COURT OR ANY DEFENSE OF INCONVENIENT FORUM FOR THE MAINTENANCE OF SUCH DISPUTE, CONTROVERSY OR CLAIM. EACH PARTY AGREES THAT A JUDGMENT IN ANY SUCH DISPUTE MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY APPLICABLE LAW.

(c) EACH OF THE PARTIES HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY DOCUMENT DELIVERED IN CONNECTION HEREWITH. EACH PARTY ACKNOWLEDGES THAT IT HAS HAD AN OPPORTUNITY TO CONSULT WITH INDEPENDENT COUNSEL AND THAT IT HAS KNOWINGLY AND VOLUNTARILY AGREED TO THIS WAIVER OF ITS RIGHT TO TRIAL BY JURY.

Section 14.4 Knowledge Qualifications.

(a) Any representation or warranty qualified to the “knowledge of Sellers” or “to Sellers’ Knowledge” or with any similar knowledge qualification is limited to all information actually known, and all information that such person should have known after reasonable investigation and inquiry, by those Persons named on Schedule 14.4(a), but limited to all information each such Person should have known after reasonable investigation and inquiry to such Person’s particular area of the business (“Sellers’ Knowledge”).

(b) Any representation or warranty qualified to the “knowledge of Purchaser” or “to Purchaser’s Knowledge” or with any similar knowledge qualification is limited to all information actually known, and all information that such person should have known after reasonable investigation and inquiry, by those Persons named on Schedule 14.4(b), but limited to all information each such Person should have known after reasonable investigation and inquiry to such Person’s particular area of the business (“Purchaser’s Knowledge”).

Section 14.5 Waivers. Any failure by any Party to comply with any of its obligations, agreements or conditions herein contained may be waived by the Party to whom such compliance is owed by an instrument signed by such Party and expressly identified as a waiver, but not in any other manner. No waiver of, or consent to a change in, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 14.6 Assignment. No Party shall assign all or any part of this Agreement, nor shall any Party assign or delegate any of its rights or duties hereunder, without the prior written consent of the other Party, which consent may be withheld for any reason, and any assignment or delegation made without such consent shall be void; provided, however, in the event of a merger by either Party, such Party shall be permitted to assign all or any portion of its rights or duties under this Agreement to a parent or Affiliate of such Party without the written consent of the other Party. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 14.7 Entire Agreement. This Agreement (including, for purposes of certainty, the Appendices, Exhibits and Schedules attached hereto) and the Confidentiality Agreement constitute the entire agreement between the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof.

Section 14.8 Amendment. This Agreement may be amended or modified only by an agreement in writing executed by all Parties and expressly identified as an amendment or modification.

Section 14.9 No Third Party Beneficiaries. Nothing in this Agreement shall entitle any Person other than Purchaser and Sellers to any claim, cause of action, remedy or right of any kind, except the rights expressly provided in Sections 8.1(e) and 12.2 to the Persons described therein.

Section 14.10 Construction. The Parties acknowledge that (a) Sellers and Purchaser have had the opportunity to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby, (b) this Agreement is the result of arm’s-length negotiations from equal bargaining positions and (c) Sellers and Purchaser and their respective counsel participated in the preparation and negotiation of this Agreement. Any rule of construction that a contract be construed against the drafter shall not apply to the interpretation or construction of this Agreement.

Section 14.11 Compliance with Express Negligence Test. THE PARTIES AGREE THAT ANY INDEMNITY, DEFENSE OR RELEASE OBLIGATION ARISING UNDER THIS AGREEMENT SHALL APPLY WITHOUT REGARD TO THE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OF THE INDEMNIFIED PARTY, WHETHER ACTIVE, PASSIVE, JOINT, CONCURRENT, COMPARATIVE, CONTRIBUTORY OR SOLE, OR ANY PRE-EXISTING CONDITION, ANY BREACH OF CONTRACT OR BREACH OF WARRANTY, OR VIOLATION OF ANY LEGAL REQUIREMENT, EXCEPT TO THE EXTENT SUCH DAMAGES WERE OCCASIONED BY THE ACTUAL FRAUD, GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF THE INDEMNIFIED PARTY OR ANY AFFILIATE THEREOF, IT BEING THE PARTIES’ INTENTION THAT DAMAGES TO THE EXTENT ARISING FROM THE ACTUAL FRAUD, GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF THE INDEMNIFIED PARTY OR ANY GROUP MEMBER THEREOF NOT BE COVERED BY THE RELEASE, DEFENSE OR INDEMNITY OBLIGATIONS IN THIS AGREEMENT. THE FOREGOING IS A SPECIFICALLY BARGAINED FOR ALLOCATION OF RISK AMONG THE PARTIES, WHICH THE PARTIES AGREE AND ACKNOWLEDGE SATISFIES THE EXPRESS NEGLIGENCE RULE AND IS CONSPICUOUSNESS.

Section 14.12 Limitation on Damages. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, EXCEPT IN CONNECTION WITH ANY DAMAGES INCURRED BY THIRD PARTIES FOR WHICH INDEMNIFICATION IS SOUGHT UNDER THE TERMS OF THIS AGREEMENT, NONE OF PURCHASER, SELLERS NOR ANY OF THEIR RESPECTIVE AFFILIATES SHALL BE ENTITLED TO CONSEQUENTIAL, SPECIAL, INDIRECT, PUNITIVE OR EXEMPLARY DAMAGES IN CONNECTION WITH THIS AGREEMENT, REGARDLESS OF WHETHER SUCH DAMAGES WERE REASONABLY FORESEEABLE AND REGARDLESS OF WHETHER ANY SPECIAL CIRCUMSTANCES GIVING RISE TO SUCH DAMAGES WERE DISCLOSED TO THE OTHER PARTY IN ADVANCE, AND, EXCEPT AS OTHERWISE PROVIDED IN THIS SENTENCE, PURCHASER AND EACH SELLER, FOR ITSELF AND ON BEHALF OF ITS AFFILIATES, RESPECTIVELY, HEREBY EXPRESSLY WAIVES ANY RIGHT TO SUCH DAMAGES IN CONNECTION WITH OR WITH RESPECT TO THIS AGREEMENT, REGARDLESS OF FAULT.

Section 14.13 Recording. As soon as practicable after the Closing, Purchaser shall record the Conveyance and other assignments and deeds, if any, delivered at the Closing in the appropriate counties as well as with any appropriate Governmental Bodies and provide Sellers with copies of all recorded or approved instruments.

Section 14.14 Conspicuousness. SELLERS AND PURCHASER AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE, THE PROVISIONS IN THIS AGREEMENT IN BOLD-TYPE ALL CAPS FONT ARE “CONSPICUOUS” FOR THE PURPOSE OF ANY APPLICABLE LAW.

Section 14.15 Time of Essence. This Agreement contains a number of dates and times by which performance, or the exercise of rights is due, and the Parties intend that each and every such date and time be the firm and final date and time, as agreed. Time is of the essence in this Agreement. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day that is a Business Day.

Section 14.16 Severability. The invalidity or unenforceability of any term or provision of this Agreement in any situation or jurisdiction shall not affect the validity or enforceability of the other terms or provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction, and the remaining terms and provisions shall remain in full force and effect unless doing so would result in an interpretation of this Agreement that is manifestly unjust or changes the economic bargain of the Parties.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties on the Execution Date.

SELLERS:

ROCKIES RESOURCES HOLDINGS LLC

By:	/s/ Michael Levine
Name:	Michael Levine
Title:	Vice President, Finance

ROCKIES RESOURCES AGENT CORP., AS AGENT FOR ROCKIES RESOURCES HOLDINGS LLC

By:	/s/ Michael Levine
Name:	Michael Levine
Title:	Vice President, Finance

[Signature Page – Purchase and Sale Agreement]

PURCHASER:

Sandridge EXPLORATION AND PRODUCTION, LLC

By:	/s/ Grayson R. Pranin
Name:	Grayson R. Pranin
Title:	President and Chief Executive Officer

[Signature Page – Purchase and Sale Agreement]

APPENDIX A

DEFINITIONS

“Adjusted Purchase Price” has the meaning set forth in Section 3.4.

“Adverse Environmental Condition” means any Environmental Liability, violation of Environmental Laws or Permits issued thereunder, or any contamination or condition exceeding regulatory limits, in each case applicable to the applicable Asset and not otherwise authorized by Law, resulting from any discharge, release, production, storage, treatment, seepage, escape, leakage, emission, emptying, leaching or any other acts or omissions on, in or from any Asset, or the migration or transportation from other lands to any Property, of any Hazardous Substances, emissions or Hydrocarbons that require, if known, or will require, once sufficiently discovered, Remediation pursuant to any current federal, state or local Laws, including Environmental Laws; provided, however, that an Adverse Environmental Condition shall not include (a) Decommissioning (unless required for Remediation or to address a violation of or non-compliance with, Environmental Laws), (b) conditions that are the subject of NORM Remediation Liabilities (except to the extent that the presence or condition of which is a violation of or non-compliance with Environmental Laws), or (c) the Disclosed Environmental Conditions

“AFEs” means authorization for expenditures issued pursuant to a Contract.

“Affiliate” means, with respect to any Person, any Person that directly or indirectly Controls, is Controlled by or is under common Control with such Person.

“Aggregate Defect Deductible” means One Million Three Hundred Thousand Dollars ($1,300,000).

“Agreement” has the meaning set forth in the Preamble of this Agreement.

“Allocated Asset” has the meaning set forth in Section 3.3.

“Allocated Value” has the meaning set forth in Section 3.3.

“Applicable Contracts” has the meaning set forth in Section 2.2(f).

“Assets” has the meaning set forth in Section 2.2.

“Assigned Rights” has the meaning set forth in Section 13.2.

“Assumed Purchaser Obligations” means all obligations and liabilities of Sellers, known or unknown, with respect to or arising from the Assets, regardless of whether such obligations or liabilities arose prior to, on or after the Effective Time, except where specified, including but not limited to the following:

(a) obligations and liabilities (including Environmental Liabilities) relating in any manner to the use, ownership or operation of the Assets,

(b) obligations with respect to Imbalances and/or to settle Imbalance Charges attributable to the Assets according to the terms of applicable gas sales, processing, gathering or transportation Contracts or Partially Assigned Contracts,

(c) Decommissioning and NORM Remediation Liabilities,

(d) any obligations to abandon, clean up, restore and/or remediate the premises covered by or related to the Assets in accordance with applicable contracts, the Leases, the Partially Assigned Leases and applicable Laws,

Appendix A-1

(e) claims arising under Environmental Laws with respect to the Assets and/or all Adverse Environmental Conditions, the release of materials into the environment or protection of natural resources or the environment, or any other environmental condition or Environmental Liabilities of the Assets that occurred on a well site operated by Sellers within industry norms and best practices,

(f) all obligations applicable to or imposed on the lessee, owner, or operator under the Leases, Partially Assigned Leases, Surface Agreements, Applicable Contracts and Partially Assigned Contracts, or as required by any applicable Law, including the payment of all Taxes for which Purchaser is responsible hereunder,

(g) all obligations under the Leases, Partially Assigned Leases, Applicable Contracts, Partially Assigned Contracts and Surface Agreements,

(i) the Disclosed Environmental Conditions,

(j) obligations to pay working interests, Royalties, overriding Royalties and other interest owners’ revenues or proceeds attributable to sales of Hydrocarbons produced from the Assets and scheduled Suspense Fund liabilities arising after the Effective Time, and

(k) Purchaser’s obligations under Article 13;

provided, however, that Purchaser does not assume any obligations or liability to the extent arising out of: (i) Seller Indemnity Obligations, but only during the applicable survival period and only with respect to the amount of indemnifiable Damages after taking into account all limitations in this Agreement (after which survival period they shall be deemed included in the Assumed Purchaser Obligations), but excluding subparts (a), (b), (c), (d), (k) and (l) of the definition of “Retained Seller Obligations,” which shall be retained by Sellers indefinitely, and (ii) prior to the Final Settlement Date, the downward adjustments set forth in Section 3.4(b), which will be exclusively settled and accounted for pursuant to the terms of Section 3.4(b) and Section 10.4.

“Average WTI Price” has the meaning set forth in Section 3.1(b)(ii)(A).

“Business Day” means each calendar day except Saturdays, Sundays, and United States federal holidays.

“Carrier” means all gathering, pipeline, local distribution, storage, railroad, railcar, tank car, trucking Persons, including transporters, or any Person transporting Hydrocarbons of any nature, including the transportation of Hydrocarbons either upstream or downstream of the delivery points or locations made the subject of any Hydrocarbon purchase or sale agreements.

“Casualty Loss” means (a) any reduction in value of the Assets that occurs during the period between the Execution Date and the Closing as a result of acts of God, fire, explosion, earthquake, windstorm, flood, vandalism or other casualty, but excluding any loss, damage or reduction in value as a result of depreciation, mechanical failure or gradual structural deterioration of materials, equipment and infrastructure, a Well being shut-in temporarily, non-catastrophic downhole failure (including (i) failures arising or occurring during drilling or completing operations, (ii) junked or lost holes or (iii) sidetracking or deviating a well) or reservoir changes or depletion (including the watering-out of any well, collapsed casing or sand infiltration of any well) and (b) is in an amount that exceeds One Hundred Thousand Dollars ($100,000.00), net to Sellers’ interest in such Assets.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.

Appendix A-2

“Cherokee Formation” means the following as to each of the Drilling Spacing Units:

DSU Name	Legal Description	Cherokee Definition
Woodrow 1280 DSU	21 & 28-16N-23W	Cherokee common source of supply as defined in OCC Spacing Order # 733859
Woodrow/Helen 640 DSU	16-16N-23W	Cherokee common source of supply as defined in OCC Spacing Order # 747051
Walter/Willis 640 DSU	17-16N-23W	Cherokee common source of supply as defined in OCC Spacing Order # 740584
Walter 1280 DSU	5 & 8 - 16N-23W	Cherokee common source of supply as defined in OCC Spacing Order # 740636
Willis 1280 DSU	20 & 29-16N-23W	Cherokee common source of supply as defined in OCC Spacing Order # 733860
Helen 1280 DSU	4 & 9 -16N-23W	Cherokee common source of supply as defined in OCC Spacing Order # 747050
Jess V 640 DSU	32-16N-23W	Defined as the stratigraphic equivalent of the depths below 10,760’ and above 11,328’ as such depths are found on the electronic log of the Hazel #1 Well (API# 35-292-0995-000) in Section 32, Township 16 North, Range 23 West, Roger Mills County, State of Oklahoma
Jess V 640 DSU	5-15N-23W	Defined as the stratigraphic equivalent of the depths below 10,760’ and above 11,328’ as such depths are found on the electronic log of the Hazel #1 Well (API# 35-292-0995-000) in Section 32, Township 16 North, Range 23 West, Roger Mills County, State of Oklahoma
Raw 640 DSU	33-16N-23W	Defined as the stratigraphic equivalent of the depths below 10,760’ and above 11,328’ as such depths are found on the electronic log of the Hazel #1 Well (API# 35-292-0995-000) in Section 32, Township 16 North, Range 23 West, Roger Mills County, State of Oklahoma
Raw 640 DSU	4-15N-23W	DEFINED AS THE STRATIGRAPHIC EQUIVALENT ENCOUNTERED BETWEEN THE LOG DEPTHS OF 10,720’ MD AND 12,200’ MD AS SEEN IN THE DUAL INDUCTION LOG OF HARPER OIL COMPANY, LEDDY NO. 1 WELL (API 35129206650000) LOCATED IN SECTION 31, TOWNSHIP 16 NORTH, RANGE 23 WEST, I.M. ROGER MILLS COUNTY OK.
Patsy DSU	8 & 17-15N-23W	Upper Cherokee common source of supply as defined in Spacing Order 202600245
Lucas DSU	20 & 29-15N-23W	Upper Cherokee common source of supply as defined in Spacing Order 202600730

Appendix A-3

“Claim Notice” has the meaning set forth in Section 12.3(b).

“Closing” has the meaning set forth in Section 10.1.

“Closing Date” has the meaning set forth in Section 10.1.

“Closing Payment” has the meaning set forth in Section 10.4(a).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means that certain Confidentiality Agreement dated as of April 24, 2026, between Rockies Resources Holdings LLC and SandRidge Energy, Inc.

“Contracts” means any written or oral contract, agreement or any other legally binding arrangement, but excluding, however, any Lease, Partially Assigned Lease, easement, right-of-way, permit or other instrument creating or evidencing an interest in the Assets or any real or immovable property related to or used in connection with the operations of any Assets.

“Control” means the ability to direct the management and policies of a Person through ownership of voting shares or other equity rights, pursuant to a written agreement, or otherwise. The terms “Controls” and “Controlled by” and other derivatives shall be construed accordingly.

“Conveyance” has the meaning set forth in Section 10.2(a).

“COPAS” has the meaning set forth in Section 2.5(a).

“Customary Post-Closing Consents” means the consents and approvals from Governmental Bodies for the assignment of the Assets to Purchaser that are customarily and lawfully obtained after the assignment of properties similar to the Assets.

“Cut-off Date” has the meaning set forth in Section 10.4(e).

“Damages” means the amount of any liability, fine, expense, debt, diminution in value, penalties, obligation, loss, cost, expense, claim, award, settlement or judgment incurred or suffered by any Person under any theory of tort, contract, breach of contract or otherwise, including contractual indemnity claims (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), including reasonable fees and expenses of attorneys, consultants, accountants or other agents and experts reasonably incident to matters indemnified against, and the costs of investigation and/or monitoring of such matters, and the costs of enforcement of the indemnity.

“Debt Contract” means any indenture, mortgage, loan, note, credit or similar agreement entered into by any Seller or its Affiliates creating indebtedness on the part of any Seller or its Affiliates for borrowed money or the deferred purchase price of property acquired by, or for services rendered to, any Seller or its Affiliates.

Appendix A-4

“Decommissioning” means all decommissioning, dismantlement and removal activities and obligations with respect to the Properties as are required by Laws, Applicable Contracts, Partially Assigned Contracts or Surface Agreements associated with the Properties or any Governmental Body and further including all well plugging, replugging and abandonment, dismantlement and removal of buildings, facilities, pipelines and flowlines and all other assets of any kind related to or associated with operations or activities conducted on the Properties and associated site clearance on the Properties.

“Defect Claim Date” means the later of the date that is July 28, 2026, or the date that is 30 days after the Sellers provide all or substantially all diligence materials to Purchaser, if provided after the Execution Date.

“Defect Escrow Account” has the meaning set forth in Section 4.2(c).

“Defect Threshold” means Fifty Thousand Dollars ($50,000.00); provided, however, that (a) with respect to a Title Defect of a Well, the “Defect Threshold” shall be an amount equal to one hundred thousand dollars ($100,000.00) for each Well, and (b) with respect to a Title Defect of a Drilling Spacing Unit, the “Defect Threshold” shall be as set forth in the table below, the intent being that Purchaser shall (i) have no remedy with respect to a Title Defect for any individual Lease within a Drilling Spacing Unit if the aggregate Title Defect Amount associated with all Leases in a particular Drilling Spacing Unit is less than the amount set forth below for the Drilling Spacing Unit in which the portion of the Lease subject to the Title Defect is located and (ii) have a remedy with respect to a Title Defect as to any Drilling Spacing Unit if the aggregate Title Defect Amount associated with all Leases in a particular Drilling Spacing Unit is greater than the amount set forth below for such Drilling Spacing Unit, (c) in the calculation of whether the Defect Threshold has been met with respect to Title Defects for Leases, the Title Defect Amount for the applicable Drilling Spacing Unit shall be offset by the Title Benefit Amount associated with all Title Benefit Properties in such Drilling Spacing Unit; and (d) in the calculation of whether the Defect Threshold has been met with respect to Title Defects for Wells, the Title Defect Amount for a Well shall be offset by the Title Benefit Amount associated with such Well:

Drilling Spacing Unit	Defect Threshold for all Leases in each Drilling Spacing Unit
Jess V	$100,000
Raw	$100,000
Woodrow	$125,000
Helen	$125,000
Walter	$125,000
Willis	$125,000
Patsy	$10,000
Lucas	$10,000

For purposes of calculating the Defect Threshold, with respect to a Title Defect applicable to Section 17-16N-23W, 50% of the Title Defect Amount shall be allocated to the Walter DSU and 50% of such Title Defect Amount shall be allocated to the Willis DSU. For purposes of calculating the Defect Threshold, with respect to a Title Defect applicable to Section 16-16N-23W, 50% of the Title Defect Amount shall be allocated to the Helen DSU and 50% of such Title Defect Amount shall be allocated to the Woodrow DSU.

“Defensible Title” means that title of Sellers that is deducible of record and as of the Effective Time and Closing Date with respect to any Allocated Asset:

(a) entitles Sellers (in the aggregate), to not fewer than the Net Mineral Acres and not less than the Net Revenue Interest percentages in a Drilling Spacing Unit that is shown on Exhibit A-1(b) for such Drilling Spacing Unit, in each case for the Cherokee Formation;

Appendix A-5

(b) entitles Sellers (in the aggregate), to not less than the Net Revenue Interest for the Cherokee Formation shown with respect to a Well on Exhibit A-2 or Exhibit A-3, except: (i) subject to Section 8.4, decreases in connection with those operations conducted in accordance with the terms of this Agreement in which a Seller may be a nonconsenting co-owner on or after the Execution Date, (ii) decreases resulting from the reversion of interests to Third Party co-owners with operations in which such co-owners elected not to consent on or after the Execution Date, (iii) decreases resulting from reaching payout status, and (iv) decreases resulting from the establishment of pools or units or amendment of any Unit on or after the Execution Date; provided, however, that the establishment or amendment of such pools or units on or after the Execution Date is made in accordance with the terms of this Agreement, and (v) decreases after the Effective Time required to allow other working interest owners to make up Imbalances for which the Unadjusted Purchase Price is adjusted pursuant to Section 3.4;

(c) obligates Sellers (in the aggregate) to bear not more than the Working Interest for the Cherokee Formation shown with respect to a Well on Exhibit A-2 or Exhibit A-3, except: (i) as the Working Interest may be changed from time to time on or after the after the Execution Date due to reaching payout status, due to the exercise in compliance with this Agreement on or after the after the Execution Date of non-consent rights against Third Parties under applicable operating agreements and similar agreements or applicable Law or due to the establishment of pools or units or amendment of any Unit on or after the Execution Date, and (ii) increases that are accompanied by at least a proportionate increase in Net Revenue Interest, as applicable; and

(d) is free and clear of all Liens, except for and subject to Permitted Encumbrances.

Notwithstanding anything to the contrary in clauses (b) or (c) above, the definition of Permitted Encumbrances or elsewhere in this Agreement, Defensible Title shall not include, and a Title Defect shall be deemed to exist with respect to, any Allocated Asset that is subject to any carried working interest, carried interest obligation, payout, back-in, reversionary interest, reversionary working interest, after-payout interest or similar arrangement, in each case, to the extent such arrangement (i) obligates Purchaser, from and after Closing, to bear or pay any costs or expenses attributable to any Working Interest that is owned or retained by any Third Party, (ii) would reasonably be expected to reduce Sellers’ Net Mineral Acres, Net Revenue Interest or Working Interest in such Allocated Asset after the Effective Time or Closing Date, or (iii) would reasonably be expected to increase Purchaser’s share of costs or expenses with respect to such Allocated Asset without at least a proportionate increase in Net Revenue Interest.

“Deposit” has the meaning set forth in Section 3.2.

“Disclosed Environmental Conditions” has the meaning set forth in Section 5.1(a).

“Disputed Environmental Matters” has the meaning set forth in Section 5.2(a).

“Disputed Title Amount” has the meaning set forth in Section 4.4(a).

“Disputed Title Matters” has the meaning set forth in Section 4.4(a).

“Dollars” means dollars in the lawful currency of the United States.

“Drilling Spacing Unit” means each drilling and spacing unit established by the applicable Governmental Body or otherwise recognized under applicable Law for the Cherokee Formation and covering any Asset, as set forth on Exhibit A-1(b).

Appendix A-6

“Earn-Out Amount” has the meaning set forth in Section 3.1(b)(i).

“Effective Time” has the meaning set forth in Section 2.4(a).

“Environmental Condition Notice” has the meaning set forth in Section 5.1(a).

“Environmental Defect Property” has the meaning set forth in Section 5.1(a)(ii).

“Environmental Expert” has the meaning set forth in Section 5.2(d).

“Environmental Laws” means, as the same may have been amended, superseded or replaced as of the Closing Date, CERCLA, the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 136 et seq.; the Atomic Energy Act, 42 U.S.C. § 2011 et seq. and all other Orders or Laws as of the Closing Date of any Governmental Body having jurisdiction over the Property in question addressing (i) the control of any potential pollutant or protection of the environment, (ii) the generation, handling, treatment, storage, disposal or transportation of, or human exposure to, Hazardous Substances, or (iii) pollution or protection of the environment or natural resources and all regulations as the same may have been amended, superseded or replaced as of the Closing Date implementing the foregoing that are applicable to the ownership, operation, and maintenance of the Assets.

“Environmental Liabilities” means any and all environmental response costs (including costs of Remediation), damages, natural resource damages, settlements, consulting fees, expenses, penalties and fines, orphan share, prejudgment and post judgment interest, court costs, attorneys’ fees and other liabilities incurred or imposed or estimated or expected to be incurred or imposed (a) pursuant to any Order, notice of responsibility, directive (including requirements embodied in Environmental Laws) or similar act (including settlements) by any Governmental Body to the extent arising out of any violation of, or Remediation obligation under, any Environmental Laws that are attributable to the ownership or operation of the Assets or (b) pursuant to any claim or cause of action by a Governmental Body or other Person for personal injury, property damage, damage to natural resources, remediation or response costs to the extent arising out of any violation of, or any remediation obligation under, any Environmental Laws, in each case, that is attributable to the ownership or operation of the Assets.

“Equipment” has the meaning set forth in Section 2.2(i).

“Escrow Agent” means Citibank, N.A.

“Escrow Agreement” means that certain Escrow Agreement among the Parties and the Escrow Agent, as such may be amended, supplemented or replaced from time to time.

“Exchanging Party” has the meaning set forth in Section 13.2.

“Excluded Assets” means:

(a) the amounts to which Sellers are entitled pursuant to Section 2.4(b),

(b) the Excluded Records,

(c) all seismic, geophysical, geochemical and interpretative data and information relating to the Properties, licensed from Third Parties,

Appendix A-7

(d)  subject to Section 4.7, and excluding any rights or interests relating to the Assumed Purchaser Obligations, all rights and interests of Sellers or their Affiliates (i) under any policy or agreement of insurance or indemnity agreement, (ii) under any bond, and (iii) to any insurance or condemnation proceeds or awards arising, in each case, from acts, omissions or events, or damage to or destruction of property prior to the Effective Time,

(e) any Leased Assets, to the extent not transferrable and not listed on Schedule 6.9(a),

(f) all personal property of Sellers not included within the definition of Assets,

(g) Sellers’ area-wide bonds, permits and licenses or other permits, licenses or authorizations used in the conduct of Sellers’ business generally,

(h) all trade credits, accounts receivable, receivables, take-or-pay amounts receivable, and other receivables attributable to the Assets to the extent related to proceeds to which Sellers are entitled pursuant to Section 2.4,

(i) all of Sellers’ and their Affiliates’ proprietary computer software, software licenses, patents, trade secrets, copyrights, names, trademarks, logos and all other intellectual property,

(j) all data and contracts that cannot be disclosed to Purchaser as a result of confidentiality arrangements under agreements with Third Parties, any Governmental Body or by applicable Law,

(k) all Debt Contracts and Hedges,

(l)  any of the Assets retained by Sellers or excluded from the transactions contemplated hereunder pursuant to Article 4, Article 5 or any other express terms hereof,

(m)  all Third Party Property Costs to the extent Sellers have been reimbursed for such Third Party Property Costs,

(n) all interests of Sellers in the oil, gas and mineral leases identified on Exhibit A-4 other than as necessary to produce Hydrocarbons from and participate in operations in the Non-Operated Wells;

(o)  all fee mineral interests owned by 2R Minerals LLC;

(p)  all fee mineral interests owned by Sellers and all assets not included in the definition of “Assets,” and

(q)  any other items set forth on Exhibit A-8.

“Excluded Records” means:

(a) all corporate, financial, income and franchise Tax and legal records of Sellers that relate to Sellers’ business generally, whether or not also incidentally relating to the Assets;

(b) any Records to the extent disclosure or transfer is restricted by any Third Party license agreement, other Third Party agreement or applicable Law;

(c) licensed computer software;

(d) all legal records and legal files of Sellers and all other work product of and attorney-client communications with any of Sellers’ legal counsel, other than copies of title opinions,

Appendix A-8

(e) records relating to Sellers’ negotiation and purchase and sale process for the Assets, including bids received from and records of negotiations with Third Parties and information or analyses (including financial analyses) related to such bids or offers;

(f) records relating to geologic models and interpretations, engineering forecasts, evaluations and reserve estimates, studies and evaluations; and

(h) any records to the extent pertaining to the other Excluded Assets.

“Execution Date” has the meaning set forth in the Preamble of this Agreement.

“Expert Selection Deadline” means the date that is not later than fifteen (15) Business Days following (i) the Closing Date or (ii) solely with respect to (A) any disputes over the adequacy of Sellers’ post-Closing Date Title Defect curative work or (B) the adequacy of Sellers’ post-Closing Date Remediation of an Adverse Environmental Condition, the end of the Post-Closing Cure Period.

“Fundamental Representations” means, (a) with respect to Sellers, the representations and warranties set forth in Section 6.1, Section 6.2, Section 6.3, Section 6.4, Section 6.6, and Section 6.12 and the corresponding certifications of such representations and warranties set forth in the certificate delivered at Closing pursuant to Section 10.2(b) and (b) with respect to Purchaser, the representations and warranties set forth in Section 7.1, Section 7.2, Section 7.3, Section 7.4, Section 7.6 and Section 7.10 and the corresponding certifications of such representations and warranties set forth in the certificate delivered at Closing pursuant to Section 10.3(c).

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Body” means any instrumentality, subdivision, court, administrative agency, commission, official or other governmental authority of the United States or any other country or any state, municipality, locality, tribe or other government or political subdivision thereof, or any quasi-governmental or private body exercising any administrative, executive, judicial, legislative, police, regulatory, taxing, importing or other governmental or quasi-governmental body or arbitration authority.

“Hazardous Substances” means any pollutants, contaminants, toxic or hazardous substances, materials, wastes, constituents, compounds or chemicals that are regulated by, or may form the basis of liability under any Laws, including petroleum or petroleum products (including crude oil), Hydrocarbons, produced water, asbestos or asbestos-containing materials radioactive materials, per- and polyfluoroalkyl substances, polychlorinated biphenyls, and NORM.

“Hedge” means any contract or arrangement with respect to any swap, forward, future or derivative transaction or option or similar hedge transaction.

“Hydrocarbons” means oil, gas, condensate and other gaseous and liquid hydrocarbons or any combination thereof.

“Imbalances” means (a) any Wellhead Imbalance, (b) any imbalance between the Hydrocarbons nominated by or scheduled for delivery and the Hydrocarbons actually delivered, (c) any imbalance assessed by a Carrier against a Person as a result of a Person’s failure to satisfy the Carrier’s requirements including any balancing, nomination or scheduling requirements or a violation of any volumetric conditions or orders imposed by a Carrier, (d) any imbalance attributed to or assessed on a Party under the terms of a Hydrocarbon purchase and sale agreement and/or (e) any Imbalance Charges.

“Imbalance Charges” means any fees, penalties, costs, charges, damages or expenses (whether cash or in-kind and regardless of whether based on volume delivery obligations, contractual damage formulas or otherwise) assessed as a result of any Imbalances.

Appendix A-9

“Incidental Rights” has the meaning set forth in Section 2.2(m).

“Income Taxes” means all federal, state, local and foreign income, profits, franchise, and similar Taxes.

“Indemnified Person” has the meaning set forth in Section 12.3(a).

“Indemnifying Person” has the meaning set forth in Section 12.3(a).

“Indemnity Threshold” has the meaning set forth in Section 12.4(d).

“Independent Accountant” has the meaning set forth in Section 10.4(c).

“Invasive Activity” has the meaning set forth in Section 8.1(a).

“Lands” has the meaning set forth in Section 2.2(a).

“Laws” means all laws (including common law), Permits, statutes, rules, regulations, ordinances, decrees, requirements, and codes of Governmental Bodies.

“Leased Assets” means all equipment, machinery, tools, fixtures, inventory, vehicles, furniture, office equipment and related peripheral equipment, computers, field equipment and related assets that are related primarily to the Assets and are currently leased by Sellers.

“Leases” has the meaning set forth in Section 2.2(a).

“Lien” means any charge, equitable interest, privilege, lien, mortgage, deed of trust, production payment, option, pledge, collateral assignment, security interest or other arrangement substantially equivalent thereto.

“Like-Kind Exchange” means a simultaneous or deferred (forward or reverse) exchange allowed pursuant to Section 1031 of the Code and the Treasury Regulations promulgated thereunder or any applicable state or local tax Laws.

“Material Adverse Effect” means an event, effect or circumstance that, individually or in the aggregate with all other events, effects or circumstances, has had, does have or would reasonably be expected to have a material adverse effect on (a) the ownership, operation, or financial condition of the Assets in an amount equal to or greater than Seven Million Dollars ($7,000,000) of the Unadjusted Purchase Price or (b) the ability of Sellers to consummate the transactions contemplated by this Agreement or perform their obligations hereunder; provided, however, that, for the purpose of clause (a) hereof, none of the following shall be taken into account in determining whether a Material Adverse Effect has or would reasonably be expected to occur: (i) any effect resulting from changes in generally applicable market, economic, financial or political conditions (including changes in fuel supply or Hydrocarbon transportation markets or interest rates) in the applicable State, the United States or worldwide, or any outbreak of hostilities, war or terrorist acts; (ii) any effect that affects the Hydrocarbon exploration and production or development industry generally, including any changes in the prices of Hydrocarbons or other commodities; (iii) acts or failures to act of Governmental Bodies or a change in Laws from and after the Execution Date, in each case, generally applicable to producers in the applicable State; (iv) matters that are cured or no longer exist by the earlier of the Closing and the termination of this Agreement, without cost or liability to Purchaser and without any material adverse effect on the ownership, operation or financial condition of the Assets; or (v) reclassification or recalculation of reserves in the ordinary course of business, in each case of the exceptions listed in subparts (i), (ii), or (iii) to the extent such exceptions do not disproportionately affect the Assets or Sellers, as applicable, as compared to similarly situated properties or owners or operators thereof.

Appendix A-10

“Material Contracts” has the meaning set forth in Section 6.9(a).

“Mountain Time” means the Mountain Time Zone of the United States.

“Net Mineral Acres” means for each Drilling Spacing Unit, the product of: (a) Sellers’ undivided interest in the oil and gas mineral estate in the lands burdened by or covered by the Leases within such Drilling Spacing Unit, multiplied by (c) the number of gross acres of land covered by such Drilling Spacing Unit, multiplied by (c) Sellers’ Working Interest in such Leases as to such Drilling Spacing Unit.

“Net Revenue Interest” means the interest in and to all Hydrocarbons produced, saved and sold from or allocated to a Drilling Spacing Unit or a Well, as set forth on Exhibit A-1(b), Exhibit A-2 or Exhibit A-3, in each case, and after giving effect to all Royalties, overriding royalties, production payments, net profits interests and other similar burdens upon, measured by or payable out of production therefrom.

“Non-Interference Period” has the meaning set forth in Section 8.14(a).

“Non-Operated Wells” has the meaning set forth in Section 2.2(d).

“NORM” means naturally occurring radioactive material.

“NORM Remediation Liabilities” means any and all Damages (except for claims related to or arising out of any personal injury (including death)), Remediation, obligations and responsibilities relating to or arising from the presence of NORM at, on or within the Properties.

“Order” means any judgment, order, consent order, injunction, decree or writ of any Governmental Body.

“Parent Guaranty” has the meaning set forth in Section 10.2(h).

“Partially Assigned Contracts” has the meaning set forth in Section 2.2(g).

“Partially Assigned Leases” has the meaning set forth in Section 2.2(d).

“Party” and “Parties” have the meanings set forth in the Preamble of this Agreement.

“Patsy and Lucas Assets” means the following assets:

(a) Oil and gas lease by and between Ethel M. Marcher and NFC Petroleum Corporation dated January 23, 1978, effective January 30, 1978, recorded in Book 237, Page 386 in Roger Mills County, Oklahoma covering SW/4, Section 17, Township 15N, Range 23W;

(b) Oil and gas lease by and between PHX Minerals Inc. and Rockies Resources Holdings LLC dated October 28, 2025, effective February 17, 2026, recorded in Book 2687, Page 232 in Roger Mills County, Oklahoma covering S2SE, Section 29, Township 15N, Range 23W;

(c) the following Wells:

WELL	API NO.	LEGAL DESCRIPTION
LUCAS 1523 1-20H29H	35-129-00092	T15N-R23W Sec. 20, 29
PATSY 1523 1-17H8H	35-129-00085	T15N-R23W Sec. 8, 17

Appendix A-11

; and

(d)   all other Assets associated therewith.

“Permits” has the meaning set forth in Section 2.2(l).

“Permitted Encumbrances” means any or all of the following:

(a) Royalties, net profits interests, carried interests, production payments, reversionary interests and other burdens and all other Liens, charges, encumbrances, defects or irregularities to the extent that the net cumulative effect of such burdens does not (i) reduce Sellers’ Net Revenue Interest below that shown for a Drilling Spacing Unit or a Well in Exhibit A-1(b), Exhibit A-2 or Exhibit A-3, or (ii) increase Sellers’ Working Interest above that shown for a Well in Exhibit A-2 or Exhibit A-3 without a proportionate increase in the Net Revenue Interest of Sellers, but excluding any carried working interest, carried interest obligation, payout, back-in, reversionary working interest, after-payout interest or similar arrangement, or reduce Sellers’ Net Mineral Acres below that shown on Exhibit A-1(b);

(b) the terms of the Leases, Partially Assigned Leases, Applicable Contracts, Partially Assigned Contracts and Surface Agreements to the extent that the terms and conditions of such agreements do not (i) materially interfere with the operation or use of any of the Assets, (ii) reduce Sellers’ Net Revenue Interest below that shown for a Drilling Spacing Unit or a Well in Exhibit A-1(b), Exhibit A-2 or Exhibit A-3, or (iii) increase Sellers’ Working Interest above that shown for a Well in Exhibit A-2 or Exhibit A-3 without a proportionate increase in the Net Revenue Interest of Sellers, but excluding any carried working interest, carried interest obligation, payout, back-in, reversionary working interest, after-payout interest or similar arrangement, or reduce Sellers’ Net Mineral Acres below that shown on Exhibit A-1(b);

(c) Preferential Rights to Purchase and Required Consents and similar transfer restrictions, including Customary Post-Closing Consents, to the extent applicable to the transactions contemplated hereunder or any subsequent transfers of any Assets;

(d) rights of reassignment arising upon final intention to abandon or release all or any of the Assets or obligations that require the lessee to reassign or offer to reassign its interests in any Lease or Partially Assigned Lease prior to a release or abandonment of such Lease or Partially Assigned Lease;

(e) any (A) materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s and other similar liens or charges arising in the ordinary course of business for amounts not yet delinquent (including any amounts being withheld as provided by Law), or if delinquent, being contested in good faith by appropriate actions and set forth on Schedule 6.5, (B) liens for Taxes or assessments not yet delinquent or being contested in good faith and set forth on Schedule 6.5, or (C) Liens and encumbrances created by a lessor under a Lease or Partially Assigned Lease, including but not limited to outstanding, unsubordinated deeds of trust and Liens burdening the interests of any lessor under any of the oil and gas leases, unless subject to a default, or if a written notice of default has been received, of the related indebtedness (or forbearance), or to foreclosure or similar Proceedings;

(f) defects based on failure to obtain consent with respect to Leases or Partially Assigned Leases issued by any Governmental Body, or any assignments of record title or operating rights in such Leases or Partially Assigned Leases, if, (i) the required documents have been properly filed, (ii) conveyances of the applicable Leases or Partially Assigned Leases that are so missing are filed in the applicable county records where such Leases or Partially Assigned Leases are located and (iii) Sellers have reasonably and properly responded to and otherwise fulfilled all requests or orders of said Governmental Body;

Appendix A-12

(g) any (A) easements, rights-of-way, covenants, servitudes, Permits, surface leases and other rights in respect of surface operations, pipelines, grazing, hunting, lodging, canals, ditches, reservoirs, pits or the like, or (B) easements for streets, alleys, highways, pipelines, telephone lines, power lines, railways and other similar rights-of-way on, over or in respect of property owned or leased by any Seller or over which any Seller owns rights-of-way, easements, permits or licenses, to the extent that they do not materially interfere with the operations currently conducted on the affected Assets;

(h) Imbalances, as identified on Schedule Section 6.11;

(i) any Lien, charge or other encumbrance on or affecting the Assets that is released or discharged by Sellers at or prior to the Closing;

(j) the failure to demonstrate the proper authority for a Person’s execution on behalf of a corporation, limited liability company, partnership, trust, or other legal entity and all defects in acknowledgements, unless such defect results in another Person’s superior claim of title;

(k) all applicable Laws, and encumbrances or defects arising from any change in applicable Law after the Execution Date, including changes that raise any royalty or payments due;

(l) all defects arising out of mortgages, deeds of trust and other Liens that have expired by the face of such instruments and for which final payment was due, in each case, more than eight (8) years prior to the Execution Date, but which have not been released of record;

(m) failure to obtain ratification of pooling by non-participating royalty and non-executive mineral interest owners, affecting non-drillsite tracts or oil and gas leases;

(n) defects in the chain of title consisting of the failure to recite marital status in a document or omissions of successions of heirship or estate proceedings, unless such failure or omission has resulted in another Person’s superior claim of title to the relevant Allocated Asset;

(o) defects arising from, attributable to, or based upon any discrepancy, variation, uncertainty or change in legal descriptions, boundaries or acreage based on prior, preliminary, pending or proposed surveys including without limitation any matters relating to riverbeds, river bottoms, watercourses, riparian areas, wetlands, accretions, avulsions or other similar changes;

(p) defects based on a gap in Sellers’ chain of title in the state’s records as to state Leases or Partially Assigned Leases or in the federal government’s records as to federal Leases or federal Partially Assigned Leases, provided that the conveyances that are so missing are filed in the applicable county records;

(q) defects based on references (A) to lack of information, including lack of information in Sellers’ files, the lack of Third Party records, and/or the unavailability of information from Governmental Bodies, in each case if such information is otherwise in Purchaser’s possession or is a matter of public record, unless such defect could reasonably be expected to result in another Person’s superior or reasonable competing claim of title to the relevant Asset or (B) in recorded instruments to a document solely because such document is not in Sellers’ files, unless such defect could reasonably be expected to result in another Person’s superior or competing claim of title to the relevant Asset;

(r) defects that have been cured by the passage of time, the doctrine of adverse possession, applicable laws of limitation or prescription or such other matter that would render such defect invalid under applicable Law;

Appendix A-13

(s) defects arising out of lack of evidence of corporate or other entity authorization, unless such lack of authorization results in another Person’s actual and superior claim of title to the relevant Allocated Asset; and

(t) defects arising from Sellers owning less than Defensible Title as to the Skinner Formation portion of the Cherokee Formation, but only to the extent that Purchaser or its Affiliate owns all such right, title and interest in the Skinner Formation that would constitute “Defensible Title” if held by Sellers (as used herein, “Skinner Formation” means the stratigraphic equivalent of the depths below 11,233’ and above 11,328’ as such depths are found on the electronic log of the Hazel #1 Well (API# 35-292-0995-000) in Section 32, Township 16 North, Range 23 West, Roger Mills County, State of Oklahoma).

“Person” means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Body or any other entity.

“Phase I Environmental Site Assessment” means an environmental site assessment performed pursuant to the American Society for Testing and Materials E1527-21, or any similar environmental assessment.

“Pipelines” has the meaning set forth in Section 2.2(e).

“Post-Closing Covenants” means the covenants and obligations set forth in Sections 2.4(d), 2.4(e), 4.2(c), 4.4, 4.6(b)-(c), 5.1(c), 5.1(d), 5.2, 8.3, 8.6, 8.9, 8.10, 8.13, 10.4 and Article 13, and any other covenant or obligation that by its terms is to be performed after the Closing of this Agreement, subject to Section 12.4.

“Post-Closing Cure Period” has the meaning set forth in Section 4.2(b)(i).

“Preferential Right to Purchase” means any Third Party’s preferential right to purchase any of the Assets or any interest in any Asset or any portion of any Asset whether pursuant to a right of first refusal, right of first offer or other similar right, and any tag-along sale rights (or similar rights) held by any Persons that are not party to this Agreement.

“Preliminary Settlement Statement” has the meaning set forth in Section 10.4(a).

“Proceedings” means any suit, legal action, or legal, administrative, arbitration or other alternative dispute resolution proceeding, hearing or formal investigation, including, for the avoidance of doubt, Tax proceedings such as any audit, examination, claim, assessment, or other proceeding related to Taxes.

“Properties” has the meaning set forth in Section 2.2(d).

“Property Costs” means all (a) operating and production expenses incurred in the operation of the Properties, including costs of insurance, rentals, shut-in payments and royalty payments and title examinations, in each case chargeable under COPAS only to Sellers’ Working Interest in the Assets or the production of Hydrocarbons from the Assets; (b) gathering, processing and transportation costs in respect of Hydrocarbons produced from the Assets; and (c) capital expenditures, including costs of drilling and completing the Wells and costs of acquiring equipment; provided, however, that Property Costs shall exclude all Property Cost Exclusions and shall otherwise require and be conditioned upon Sellers’ adherence to Section 8.4.

Appendix A-14

“Property Taxes” means all real property, personal property, ad valorem, severance, production and similar Taxes (which for the avoidance of doubt, does not include Income Taxes or Transfer Taxes) based upon or measured by the ownership or operation of the Assets or the production of Hydrocarbons therefrom or the receipt of proceeds therefrom.

“Purchaser” has the meaning set forth in the Preamble of this Agreement.

“Purchaser Group” means Purchaser and Purchaser’s Affiliates, each of their respective officers, directors and employees and Purchaser’s successors and permitted assigns.

“Purchaser’s Knowledge” has the meaning set forth in Section 14.4(b).

“Reasonably Prudent Operator Standard” means conducting the ownership and operation of the Assets consistent with the standard of care (including the applicable limitations) under the A.A.P.L. Form 610 -2015 Model Form Operating Agreement.

“Records” means copies of any material files, records, information and data in Sellers’ or their Affiliates’ possession or control, whether written or electronically stored, in each case to the extent relating primarily to the Assets, including: (a) land, leases, surveys and title records (including abstracts of title, title opinions, ownership reports, division orders, rights-of-way, and title curative documents); (b) contract files; (c) operations, technical, environmental, production and accounting records; and (d) production, facility and well records and data; provided, however, that the term “Records” shall not include any Excluded Records.

“REGARDLESS OF FAULT” MEANS WITHOUT REGARD TO THE CAUSE OR CAUSES OF ANY CLAIM, INCLUDING, EVEN THOUGH A CLAIM IS CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT, CONCURRENT, COMPARATIVE, CONTRIBUTORY, ACTIVE, PASSIVE OR OTHERWISE), STRICT LIABILITY OR OTHER FAULT OF ANY MEMBER OF THE PURCHASER GROUP, THE SELLER GROUP, INVITEES AND/OR THIRD PARTIES.

“Remediation” and “Remediate” mean, with respect to an Adverse Environmental Condition, removal, abatement, response, investigation, cleanup and/or monitoring activities, including any investigation, study, assessment, testing, monitoring, containment, removal, disposal, closure, corrective action, passive remediation, natural attenuation or bioremediation, or the installation and operation of remediation systems, in each case to the extent required under Environmental Laws to correct or remove, and remedy, an Adverse Environmental Condition.

“Remediation Amount” means, with respect to an Adverse Environmental Condition, the cost including customary fines and penalties of the Remediation of such Adverse Environmental Condition on or at the relevant Asset for continued operation in the manner it is operated as of the Closing Date, taking into account customary industry practices in the State where the affected Asset is located.

“Remedy Period” has the meaning set forth in Section 4.2(b).

“Representatives” means (a) partners, employees, officers, directors, members, equity owners and counsel of a Party or any of its Affiliates or any prospective purchaser of an interest in a Party; (b) any consultant, advisor or agent retained by a Party or the parties listed in clause (a) above; and (c) any bank, other financial institution or entity funding, or proposing to fund, such Party’s operations in connection with the Assets, including any consultant retained by such bank, other financial institution or entity.

“Required Consent” means any consent or approval affecting an Asset that is required to be obtained for the assignment of such Asset in connection with the transactions contemplated by this Agreement if the agreement, contract or other instrument expressly provides that any purported assignment of such interest is void or voidable, or the underlying Asset is terminated or materially impaired without such prior consent (or words of similar effect), or would give rise to liquidated or realizable damages owed to a Third Party, or which may be unreasonably withheld or withheld by a Third Party in their sole discretion.

Appendix A-15

“Restricted Person” shall have the meaning set forth in Section 8.14(a).

“Retained Seller Obligations” means all obligations and liabilities, known or unknown, with respect to: (a) personal injury (including death) and property damage claims attributable to Sellers’ operation of the Assets prior to the Closing Date; (b) with respect to the Assets operated by a Seller or its Affiliates, the offsite disposal or the transportation prior to the Closing Date of any Hazardous Substances generated or used by Sellers or otherwise attributable to Sellers’ interest in the Assets; (c) the Excluded Assets; (d) all Seller Taxes, (e) obligations to pay working interests, Royalties, overriding Royalties and other interest owners’ revenues or proceeds attributable to sales of Hydrocarbons produced from the Assets accruing prior to the Effective Time, including any claims arising out of Sellers’ or their Affiliates’ obligations under the Oklahoma Production Revenue Standards Act (52 O.S. §570 et. seq.); (f) unscheduled Suspense Funds; (g) joint interest audits prior to the Effective Time; (h) Sellers’ gross negligence and willful misconduct; (i) employee claims; (j) penalties and fines associated with violations of Law prior to the Closing Time; (k) all specified litigation and litigation that should have been scheduled; (l) fraud committed by Sellers or their Affiliates; (m)  improper suspense withholding and penalties or interest attributable to periods prior to the Closing Time under the Oklahoma Production Revenue Standards Act (52 O.S. §570 et. seq.).

“RO Expiration Date” means the date that is (i) 2 years following Closing with respect to clause (h) of the definition of Retained Seller Obligations, (ii) 3 years following Closing with respect to clauses (a), (b), (f), (g), and (i) of the definition of Retained Seller Obligations, (iii) 5 years following Closing with respect to clauses (e), (j) and (m) of the definition of Retained Seller Obligations and (iv) indefinitely with respect to clauses (c), (d), (k), and (l) of the definition of Retained Seller Obligations.

“Royalties” means all royalties, overriding royalties, reversionary interests, net profit interests, production payments, carried interests, non-participating royalty interests, reversionary interests and other royalty burdens and other interests payable out of production of Hydrocarbons from or allocated to the Properties or the proceeds thereof to Third Parties (but excluding, for the avoidance of doubt, any Taxes).

“Sale Area” means, with respect to each Drilling Spacing Unit identified in the table set forth in the definition of “Cherokee Formation” in this Appendix A or covering any Asset, the lands, and only the lands, included within the exterior areal boundaries of such Drilling Spacing Unit under the applicable spacing order, pooling order, communitization agreement, unit agreement or other applicable order, agreement or instrument establishing, recognizing or governing such Drilling Spacing Unit.

“SCADA” means supervisory control and data acquisition industrial control system.

“Seller” and “Sellers” have the meaning set forth in the Preamble of this Agreement.

“Seller Group” means Sellers and their respective Affiliates, and each of their respective officers, directors, employees, successors and permitted assigns.

“Seller Indemnity Obligations” has the meaning set forth in Section 12.2(b).

“Sellers’ Knowledge” has the meaning set forth in Section 14.4(a).

“Sellers’ Lands” means the lands covered by any future drilling that may occur in Township 16 North 23 West.

Appendix A-16

“Seller Taxes” means (a) the Taxes allocated to Sellers or for which Sellers are responsible under Article 13; (b) any income, franchise, capital gains or similar Taxes imposed by any applicable Law on Sellers; (c) any Taxes imposed on or with respect to the ownership or operation of the Excluded Assets; and (d) any and all Taxes (other than the Taxes described in the foregoing clause (a), (b) or (c)) imposed on or with respect to the ownership or operation of the Assets or the production of Hydrocarbons or the receipt of proceeds therefrom for any Tax period (or portion thereof) ending before the Effective Time.

“Settlement Price” means, (a) in the case of gaseous Hydrocarbons, $2.17 per MMBtu and (b) in the case of crude oil, $100.32 per Barrel.

“Soft Consents” means any consent or approval affecting an Asset that is required to be obtained for the assignment of the Assets in connection with the transactions contemplated by this Agreement that is not a Required Consent or a Customary Post-Closing Consent.

“Special Warranty of Title” has the meaning set forth in Section 4.1.

“Straddle Tax Period” has the meaning set forth in Section 13.1.

“Surface Agreements” has the meaning set forth in Section 2.2(h).

“Suspense Funds” means proceeds of production and associated penalties and interest in respect of any of the Properties operated by a Seller that are payable by such Seller to Third Parties and are being held in suspense by or on behalf of a Seller as the operator of such Properties.

“Tax” or “Taxes” means all federal, state, local and foreign income, profits, franchise, sales, use, ad valorem, property, severance, production, excise, stamp, documentary, gross receipts, goods and services, registration, capital, transfer, employment, estimated or withholding taxes or other assessments, duties, fees (including impact fees) or charges imposed by any Governmental Body, including any interest, penalties or additional amounts that may be imposed with respect thereto.

“Tax Audit” has the meaning set forth in Section 13.4.

“Tax Indemnified Person” has the meaning set forth in Section 13.4.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, election, claim for refund or other document (including any attachments thereto and amendments thereof) filed with or submitted to, or required to be filed with or submitted to, any Governmental Body with respect to any Tax.

“Third Party” means any Person other than a Party to this Agreement or an Affiliate of a Party to this Agreement.

“Third Party Property Costs” means:

(a) all (i) operating and production expenses incurred in the operation of the Properties, including costs of insurance, rentals, shut-in payments and royalty payments, and title examinations, in each case chargeable under COPAS to Third Parties’ Working Interest in the Assets or the production of Hydrocarbons from the Assets; (ii) gathering, processing and transportation costs in respect of Hydrocarbons produced from Third Parties’ interest in the Properties; and (iii) capital expenditures, including costs of drilling and completing wells and costs of acquiring equipment, in each case of (i) through (iii) above, incurred in the ownership and operation of the Properties in the ordinary course of business and solely to the extent payable to Third Parties and attributable to the Working Interest of Third Parties (other than Sellers) in the Properties, and

Appendix A-17

(b) overhead costs charged to any Third Party (other than Sellers) in respect of such Third Party’s Working Interest in the Properties under the applicable operating agreement or unit agreement;

provided however, that “Third Party Property Costs” shall exclude, without limitation, Damages, to the extent attributable to or incurred in connection with (i) personal injury, property damage or violation of any Law (including private torts or non-contractual common law causes of action), (ii) obligations to cure, address or Remediate the Assets, or any Adverse Environmental Conditions, or costs of Decommissioning (iii) claims for improper calculation or payment of Royalties, Suspense Funds or similar burdens, (iv) any Title Defects, costs to cure (or attempt to cure) or address any Title Defect or title matter, (v) any Casualty Loss (including any repair or restoration costs related thereto), (vi) any Damages for which Sellers are obligated hereunder to indemnify, defend or hold harmless any Person, (vii) any bonuses, lease option or extension costs, broker fees, acquisition costs of any Properties and other lease or other royalty acquisition, extension or renewal costs, (viii) general and administrative costs and internal overhead of Sellers (excluding, for clarity, the adjustment in Section 3.4(a)(iv)) or (ix) claims for indemnification or reimbursement from any Third Party with respect to costs of the types described in the preceding clauses (i) through (viii) (collectively, “Property Cost Exclusions”).

“Third Person Claim” has the meaning set forth in Section 12.3(b).

“Title Benefit” means, without duplication, (a) with respect to the Drilling Spacing Units set forth on Exhibit A-1(b), the title of Sellers that entitles Sellers (in the aggregate) to more than the Net Mineral Acres for any such Drilling Spacing Unit than as are set forth on Exhibit A-1(b) as of the Effective Time for each such Drilling Spacing Unit; (b) with respect to the Drilling Spacing Units set forth on Exhibit A-1(b), any right, circumstance or condition that operates to increase the Net Revenue Interest of Sellers as of the Effective Time for such Drilling Spacing Unit (without a corresponding decrease in the Net Mineral Acres); (c) with respect to the Wells set forth on Exhibit A-2 or Exhibit A-3, any right, circumstance or condition that operates to increase the Net Revenue Interest of Sellers as of the Effective Time for such Well (without a corresponding increase in Working Interest), and/or (d) with respect to the Wells, any increase of Working Interest as of the Effective Time with a corresponding increase in Net Revenue Interest.

“Title Benefit Amount” has the meaning set forth in Section 4.3(d).

“Title Benefit Notice” has the meaning set forth in Section 4.3(a).

“Title Benefit Property” has the meaning set forth in Section 4.3(a).

“Title Defect” means any Lien or defect that, if not cured, causes Sellers not to have Defensible Title in and to any Allocated Asset; provided, however, that Permitted Encumbrances shall not be considered a Title Defect for any purpose.

“Title Defect Amount” has the meaning set forth in Section 4.2(d).

“Title Defect Notice” has the meaning set forth in Section 4.2(a).

“Title Defect Property” has the meaning set forth in Section 4.2(a)(iii).

“Title Expert” has the meaning set forth in Section 4.4(d).

“Trading Day” has the meaning set forth in Section 3.1(b)(ii)(B).

“Transfer Taxes” has the meaning set forth in Section 13.6.

“Transition Services” has the meaning set forth in Section 8.12.

Appendix A-18

“U.S.” and “United States” mean the United States of America.

“Unadjusted Purchase Price” has the meaning set forth in Section 3.1.

“Units” has the meaning set forth in Section 2.2(b).

“Unobtained Contract Consents” has the meaning set forth in Section 4.6(b)(b).

“Unobtained Lease Consents” has the meaning set forth in Section 4.6(b)(ii).

“Wellhead Imbalances” means any imbalance at the wellhead between the amount of Hydrocarbons produced from a Well and allocated to the interest of Sellers therein and the shares of production from the relevant Well to which Sellers was entitled.

“Wells” means the Operated Wells and the Non-Operated Wells.

“Working Interest” means with respect to any Well, the interest in and to such Well that is burdened with the obligation to bear and pay costs and expenses of maintenance, development and operations on or in connection therewith, without regard to the effect of any Royalties and other similar burdens upon, measured by or payable out of production therefrom.

“WTI Price” has the meaning set forth in Section 3.1(b)(ii)(C).

Appendix A-19